Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

SUMITOVANT BIOPHARMA LTD.

TITAN LTD.,

UROVANT SCIENCES LTD.

and, solely with respect to Section 9.13,

SUMITOMO DAINIPPON PHARMA CO., LTD.

Dated as of November 12, 2020

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Table of Contents

(continued)

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Table of Contents

(continued)

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AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of November 12, 2020 (the “Agreement Date”), by among Urovant Sciences Ltd., a Bermuda exempted company limited by shares (the “Company”), Sumitovant Biopharma Ltd., a Bermuda exempted company limited by shares (“Parent”), Titan Ltd., a Bermuda exempted company limited by shares and a wholly owned Subsidiary of Parent (“Merger Sub”) and, solely with respect to Section 9.13 hereof, Sumitomo Dainippon Pharma Co., Ltd., a company organized under the laws of Japan (“Sumitomo”). Parent, Merger Sub and the Company are each sometimes referred to herein as a “Party” and collectively as the “Parties.” Certain capitalized terms used in this Agreement are defined in Section 9.03.

RECITALS

WHEREAS, as of the Agreement Date, Parent owns beneficially and of record 22,963,263 Common Shares, representing approximately 72.4% of the total issued and outstanding Common Shares.

WHEREAS, the Company, Parent and Merger Sub desire to effect the Merger pursuant to the Bermuda Companies Act, pursuant to which Merger Sub will be merged with and into the Company, with the Company continuing as the surviving company;

WHEREAS, the Company has established the Special Committee and delegated to the Special Committee authority to, among other things, review, evaluate, negotiate, reject, recommend or not recommend any offer by Parent to acquire securities of the Company or any proposal by Parent with respect to a business combination transaction between the Company and Parent;

WHEREAS, the Special Committee has (i) determined that the Per Share Merger Consideration constitutes fair value for each Common Share in accordance with the Bermuda Companies Act, (ii) determined that the terms of this Agreement, the Statutory Merger Agreement, the Merger and the other Transactions are fair to and in the best interests of the Company and its shareholders, (iii) approved and declared advisable the execution, delivery and performance of this Agreement and the Statutory Merger Agreement, the Merger and the other Transactions, and (iv) subject to Section 5.03, recommended that the Company’s shareholders vote in favor of the adoption and approval of this Agreement and the Statutory Merger Agreement, the Merger and the other Transactions, at the Company Shareholders Meeting;

WHEREAS, the Parent Board and the Merger Sub Board have each (i) determined that the Per Share Merger Consideration constitutes fair value for each Common Share and (ii) approved this Agreement and the Statutory Merger Agreement and declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement and the Statutory Merger Agreement and to consummate the Transactions;

WHEREAS, the Merger Sub Board has recommended adoption and approval of this Agreement and the Statutory Merger Agreement by Parent, as its sole shareholder;

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company and Parent are entering into a voting and support agreement (the “Voting and Support Agreement”), pursuant to which Parent has agreed, among other things, to vote all of the Common Shares held by it in favor of the adoption and approval of this Agreement and the Statutory Merger Agreement and the Transactions, including the Merger, at the Company Shareholders Meeting, on the terms and subject to the conditions set forth in the Voting and Support Agreement;

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, Sumitomo is entering into this Agreement solely to provide the guaranty, make the representations and agree to the covenants set forth in Section 9.13 in favor of the Company; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants, and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and covenants herein and intending to be legally bound, the Parties agree as follows:

ARTICLE I

THE MERGER

Section 1.01 The Merger. On the terms and subject to the conditions set forth in this Agreement and the Statutory Merger Agreement, and pursuant to Section 104H of the Companies Act 1981 of Bermuda, as amended (the “Bermuda Companies Act”), at the Effective Time, Merger Sub will be merged with and into the Company (the “Merger”). At the Effective Time, the separate corporate existence of Merger Sub will cease and the Company will continue as the surviving company in the Merger (the “Surviving Company”).

Section 1.02 Closing. Subject to the provisions of Article VII, the closing (the “Closing”) of the Merger will take place at the offices of Jones Day, 3161 Michelson Drive, Irvine, California at 9:00 a.m., Pacific time, on a date to be specified by the Company and Parent, which will be no later than the fifth Business Day following the satisfaction or (to the extent permitted by Law) waiver by the Party or Parties entitled to the benefits thereof of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions), or at such other place, time and date as may be agreed in writing between the Company and Parent. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 1.03 Effective Time. On the terms and subject to the conditions set forth in this Agreement and the Statutory Merger Agreement, the Company, Parent and Merger Sub will (a) on the Closing Date, execute and deliver the Statutory Merger Agreement; (b) on or prior to the Closing Date, cause an application for registration of the Surviving Company (the “Merger Application”) to be executed and delivered to the Registrar of Companies in Bermuda (the “Registrar”) as provided under Section 108 of the Bermuda Companies Act and to be accompanied by the following documents required by Section 108(2) of the Bermuda Companies Act: (i) a certified copy of the resolutions of the Special Committee, board of directors of Merger Sub, and the shareholders or other authority, if any, of Merger Sub and the Company; (ii) a notice of the Merger containing the registered office address of the Surviving Company, the memorandum of association of the Surviving Company, and a statement confirming that the Surviving Company is to be registered as the Surviving Company pursuant to the Merger; (iii) a statutory declaration by an officer of each of Merger Sub and the Surviving Company that establishes to the satisfaction of the Registrar that there are reasonable grounds for believing that each merging company is, and the Surviving Company will be, able to pay its liabilities as they become due, that the realizable value of the Surviving Company’s assets will not be less than the aggregate of its liabilities and issued capital of all classes; and that either no creditor will be prejudiced by the Merger, or adequate notices have been given to any such creditor; and (c) cause to be included in the Merger Application a request that the Registrar issue the certificate of merger with respect to the Merger (the “Certificate of Merger”) on the Closing Date at the time of day mutually agreed upon by the Company and Parent and set forth in the Merger Application. The Merger will become effective upon the issuance of the Certificate of Merger by the Registrar or such other time and date as may be set forth in the Certificate of Merger (the “Effective Time”). The Company, Parent, and Merger Sub agree that they will request that the Registrar provide in the Certificate of Merger that the effective date of the Merger be the Closing Date.

Section 1.04 Effects. The Merger will have the effects set forth in this Agreement and Section 109(2) of the Bermuda Companies Act. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub will vest in the Surviving Company, and all debts, Liabilities and duties of the Company and Merger Sub will become the debts, Liabilities and duties of the Surviving Company.

Section 1.05 Memorandum of Association and Bye-laws. The memorandum of association of Merger Sub as in effect immediately prior to the Effective Time will, at the Effective Time, by virtue of the Merger and without any further action, become the memorandum of association of the Surviving Company until thereafter changed or amended as provided therein or by applicable Law, except that references to the name of Merger Sub will be replaced by references to the name of the Surviving Company. The bye-laws of Merger Sub as in effect immediately prior to the Effective Time will, at the Effective Time, by virtue of the Merger and without any further action, become the bye-laws of the Surviving Company until thereafter changed or amended as provided therein or by applicable Law, except that references to the name of Merger Sub will be replaced by references to the name of the Surviving Company (in each case, subject to Section 6.04).

Section 1.06 Directors and Officers of Surviving Company. The directors of Merger Sub immediately prior to the Effective Time, together with any directors of the Company that Parent determines to appoint at the Effective Time (subject to the agreement of such Persons to serve as directors of the Surviving Company), will be the directors of the Surviving Company until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The officers of the Company immediately prior to the Effective Time will be the officers of the Surviving Company until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be. If at any time after the Effective Time, the Surviving Company determines, in its sole discretion, or is advised, that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Company its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Company will be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of each of such companies or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such rights, properties or assets in the Surviving Company or otherwise to carry out this Agreement.

ARTICLE II

EFFECT ON THE SHARE CAPITAL OF THE CONSTITUENT ENTITIES; EXCHANGE OF CERTIFICATES

Section 2.01 Effect on Share Capital. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or any holder of any of the common shares, par value $0.000037453 per share, of the Company (the “Common Shares”) or any of the common shares, par value $0.000037453 per share, of Merger Sub (the “Merger Sub Common Shares”):

(a) Cancellation of Shares. Each Common Share owned by the Company as a treasury share and each Common Share owned directly by any direct or indirect wholly owned Subsidiary of the Company, in each case as of immediately prior to the Effective Time (each an “Excluded Share”), will be cancelled, be no longer outstanding, and will automatically cease to exist, and no consideration will be delivered in exchange therefor.

(b) Shares to Remain Outstanding and Become Shares of the Surviving Company. Each Common Share that is owned directly by Parent as of immediately prior to the Effective Time (each a “Parent Owned Share”) will remain outstanding and will constitute a common share of the Surviving Company. Each Merger Sub Common Share issued and outstanding immediately prior to the Effective Time will remain outstanding and will constitute a common share of the Surviving Company.

(c) Cancellation of Common Shares. Subject to Section 2.02 and Section 2.04, each Common Share issued and outstanding immediately prior to the Effective Time (other than (i) Excluded Shares, which will be treated in accordance with Section 2.01(a), (ii) Parent Owned Shares, which will be treated in accordance with Section 2.01(b), and (iii) Dissenting Shares, which will be treated in accordance with Section 2.03), will be cancelled, be no longer outstanding, and will automatically cease to exist, and, each holder of a certificate that immediately prior to the Effective Time represented any such Common Shares (each, a “Certificate”) and each holder of evidence in book-entry form that immediately prior to the Effective Time represented any such Common Shares (“Book-Entry Shares”), will cease to have any rights with respect thereto, except the right to receive $16.25 in cash, without interest, in respect of each such Common Share (the “Per Share Merger Consideration”).

(d) Adjustments. Notwithstanding the foregoing, if between the Agreement Date and the Effective Time, the outstanding Common Shares have been changed into a different number of shares or a different class, by reason of any issue, stock split, reverse stock split, subdivision, reclassification, recapitalization, consolidation or exchange of shares, or any similar event has occurred, then any number or amount contained herein that is based upon the number of Common Shares (including the Per Share Merger Consideration) will be appropriately adjusted to provide to the holders of Common Shares, Company Options, Company RSUs, SARs and Company Restricted Shares, as applicable, the same economic effect as contemplated by this Agreement prior to such event; provided that nothing in this Section 2.01(d) will be construed to permit the Company to take any action that is otherwise prohibited by the terms of this Agreement.

Section 2.02 Exchange of Certificates; Payment Fund.

(a) Paying Agent. Prior to the Effective Time, Merger Sub will, at its sole cost and expense, appoint a bank or trust company reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) for the payment and delivery of the aggregate amount of Per Share Merger Consideration payable pursuant to this Article II (the “Aggregate Merger Consideration”). On the Closing Date, Parent will cause Merger Sub to deposit with the Paying

Agent for payment in accordance with this Article II through the Paying Agent, cash sufficient to pay the Aggregate Merger Consideration. All such cash deposited with the Paying Agent is hereinafter referred to as the “Payment Fund.”

(b) Letter of Transmittal. As promptly as reasonably practicable after the Effective Time (but in any event within 5 Business Days thereafter), the Surviving Company will cause the Paying Agent to mail, or otherwise provide in the case of Book-Entry Shares, to each holder of record of Common Shares in respect of which the Per Share Merger Consideration is payable pursuant to Section 2.01(c) (i) a form of letter of transmittal in such form and containing such other provisions as Parent may reasonably designate and as are reasonably acceptable to the Company prior to the Effective Time (with the Company’s consent thereto not to be unreasonably withheld, conditioned or delayed) (the “Letter of Transmittal”) and which specifies that delivery of such Common Shares will be effected and risk of loss and title will pass (A) with respect to such Common Shares evidenced by Certificates, only upon the proper delivery of the applicable Certificates and validly executed Letter of Transmittal to the Paying Agent (and such other documents as the Paying Agent may reasonably request) and (B) with respect to Book-Entry Shares, only upon proper delivery of an “agent’s message” regarding the book-entry transfer of Book-Entry Shares (or such other evidence, if any, of the transfer as the Paying Agent may reasonably request), and (ii) instructions for effecting the surrender of Book-Entry Shares or Certificates in exchange for the applicable Per Share Merger Consideration payable in respect of the Common Shares represented thereby.

(c) Merger Consideration Received in Connection with Exchange. Upon (i) in the case of Common Shares represented by a Certificate, the surrender of such Certificate for cancellation to the Paying Agent together with the Letter of Transmittal, duly, completely and validly executed in accordance with the instructions thereto, or (ii) in the case of Common Shares held as Book-Entry Shares, the receipt of an “agent’s message” by the Paying Agent, in each case together with such other documents as reasonably may be required by the Paying Agent, the holder of such Certificate or Book-Entry Shares will be entitled to receive in exchange therefor the consideration payable in respect of the Common Shares previously represented thereby pursuant to Section 2.01. In the event of a transfer of ownership of a Certificate or Book-Entry Shares that has not been registered in the transfer records of the Company, any Per Share Merger Consideration payable in respect of the Common Shares previously represented thereby may be paid to the transferee or transferees if the Certificate or Book-Entry Share representing such prior Common Shares is presented to the Paying Agent (or, in the case of Book-Entry Shares, proper evidence of such transfer) accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable share transfer Taxes have been paid. Until surrendered as contemplated by this Section 2.02(c), each Certificate and Book Entry Share, including any prior Common Shares represented thereby, will, at any time from and after the Effective Time, represent only the right to receive upon such surrender the consideration that the holder of such Certificate or Book Entry Share is entitled to receive from the Paying Agent or the Surviving Company in respect of the prior Common Shares represented thereby pursuant to this Section 2.02(c). No interest will be paid or accrued on the cash payable upon surrender of the Certificates or Book-Entry Shares.

(d) No Further Ownership Rights in Common Shares. The Per Share Merger Consideration when actually paid in accordance with the terms of this Article II in respect of each cancelled Common Share and each Company Share Award will be deemed to have been issued and paid in full satisfaction of all rights pertaining to such Common Share or Company Share Award, as applicable. From and after the Effective Time, there will be no further registration of transfers on the share transfer books of the Surviving Company of Common Shares or Company Share Awards that were outstanding immediately prior to the Effective

Time. From and after the Effective Time, the holders of Certificates (or Book-Entry Shares) representing Common Shares outstanding immediately prior to the Effective Time will cease to have any rights with respect to such Common Shares, except as otherwise provided for in this Agreement (including Section 2.01(c)) or by applicable Law. If, after the Effective Time, any Certificates formerly representing Common Shares (or Common Shares held in book-entry form) are presented to Parent, the Surviving Company, or the Paying Agent for any reason, they will be cancelled as provided in this Article II, with the holder thereof entitled to receive the Per Share Merger Consideration payable in respect of the Common Shares represented thereby pursuant to Section 2.01 and, in the case of Dissenting Shares, subject to applicable Law.

(e) Termination of Payment Fund. Any portion of the Payment Fund (including any interest or any other amounts received with respect thereto) that remains undistributed to the holders of Common Shares on the date that is 12 months after the Effective Time may, upon Parent’s request, be delivered to the Surviving Company (or its designee), and after any such delivery, any holder of a Common Share who has not theretofore complied with this Article II will thereafter look only to the Surviving Company (subject to abandoned property, escheat or other similar Laws) for payment of its claim for the Per Share Merger Consideration payable with respect thereto, without any interest thereon.

(f) No Liability. None of the Surviving Company, Parent, Merger Sub, or the Paying Agent will be liable to any Person in respect of any portion of the Payment Fund delivered to a public official pursuant to any applicable abandoned property, escheat, or similar Law. Any other provision of this Agreement notwithstanding, any portion of the Aggregate Merger Consideration to be paid in accordance with this Article II that remains undistributed to the holders of Certificates or Book-Entry Shares immediately prior to the date on which such portion of the Aggregate Merger Consideration would otherwise escheat to or become the property of any Governmental Entity, will, to the extent permitted by applicable Law, become the property of the Surviving Company, free and clear of all claims or interests of any person previously entitled thereto.

(g) Investment of Payment Fund. The Paying Agent will invest any cash in the Payment Fund if and as directed by Merger Sub or the Surviving Company. Any interest and other income resulting from such investments will be paid to, and be the property of, the Surviving Company. No investment losses resulting from any investment of the Payment Fund will diminish the rights of any of the Company’s shareholders to receive the portion of the Aggregate Merger Consideration payable to them. To the extent there are losses with respect to such investments or (subject to Section 2.02(e)) the Payment Fund diminishes for any other reason below the level required to make prompt cash payment of the aggregate funds required to be paid pursuant to the terms of this Agreement, the Surviving Company will replace or restore the cash in the Payment Fund so as to ensure that the Payment Fund is at all times maintained at a level sufficient to make such cash payments.

(h) Withholding Rights. Each of Parent, the Company, Merger Sub, the Surviving Company and the Paying Agent (without duplication) will be entitled to deduct and withhold from any amounts payable to any Person pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under applicable Law. Amounts so withheld and paid over to the appropriate taxing authority will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

(i) Lost Certificates. If any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Paying Agent, the posting by such Person of a bond in such amount as Parent or the Paying Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Company with respect to such Certificate, the Paying Agent (or, if subsequent to the termination of the Payment Fund and subject to Section 2.02(e), the Surviving Company) will deliver, in exchange for such lost, stolen or destroyed Certificate, the Per Share Merger Consideration deliverable in respect of each Common Share represented thereby, pursuant to this Agreement.

Section 2.03 Dissenter’s Rights.

(a) At the Effective Time, each Common Share held by a holder who, as of the Effective Time, (i) did not vote in favor of the Merger, (ii) complied with all of the provisions of the Bermuda Companies Act concerning the right of holders of Common Shares to require appraisal of their Common Shares pursuant to the Bermuda Companies Act, and (iii) did not fail to exercise such right or did not deliver an Appraisal Withdrawal (the “Dissenting Shares”), will automatically be cancelled and, unless otherwise required by applicable Law, the holder thereof will have the right to receive the Per Share Merger Consideration pursuant to and in accordance with Section 2.01 and Section 2.02, and any holder of a Dissenting Share will, in the event that the fair value of a Dissenting Share as appraised by the Supreme Court of Bermuda under Section 106(6) of the Bermuda Companies Act (the “Appraised Fair Value”) is greater than the Per Share Merger Consideration, be entitled to receive such difference from the Surviving Company by payment made within 30 days after such Appraised Fair Value is finally determined pursuant to such appraisal procedure.

(b) In the event that a holder (i) fails to exercise any right to appraisal within one month after the date the notice convening the Company Shareholders Meeting has been given, or (ii) effectively withdraws or otherwise waives any right to appraisal (each of the foregoing (i) or (ii), an “Appraisal Withdrawal”), such holder will have no other rights with respect to such Dissenting Shares other than as contemplated by Section 2.01 and Section 2.02.

(c) The Company will give Parent (i) written notice of (A) any demands for appraisal of Dissenting Shares or Appraisal Withdrawals and any other written instruments, notices, petitions or other communication received by the Company in connection with the foregoing and (B) to the extent that the Company has Knowledge thereof, any applications to the Supreme Court of Bermuda for appraisal of the fair value of the Dissenting Shares and (ii) to the extent permitted by applicable Law, the opportunity to participate with the Company in any settlement negotiations and proceedings with respect to any demands for appraisal under the Bermuda Companies Act. The Company will not, without the prior written consent of Parent or as otherwise required by an order of a Governmental Entity of competent jurisdiction, voluntarily make any payment with respect to, negotiate with respect to, offer to settle or settle any such demands or applications, or waive any failure to timely deliver a written demand for appraisal or to timely take any other action to exercise appraisal rights in accordance with the Bermuda Companies Act. Payment of any amount payable to holders of Dissenting Shares will be the obligation of the Surviving Company.

Section 2.04 Treatment of Company Share Awards and ESPP. Effective as of the immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, any holder of a Company Share Award, or any other Person, the Company Share Awards then outstanding will be treated as provided in this Section 2.04.

(a) Payments in Respect of Company Options. Each then-outstanding and unexercised Company Option (whether vested or unvested) will be cancelled and the holder thereof will have the right to receive an amount (subject to any applicable withholding Tax) in cash, without interest, equal to the product of (A) the excess, if any, of the Per Share Merger Consideration over the applicable exercise price per Common Share of such Company Option, multiplied by (B) the total number of Common Shares subject to such Company Option (the “Option Consideration”), it being understood that each unexercised Company Option, whether vested or unvested, with an exercise price equal to or greater than the Per Share Merger Consideration will be cancelled immediately prior to the Effective Time without consideration therefor.

(b) Payments in Respect of SARs. Each then outstanding and unexercised SAR (whether vested or unvested) will be cancelled and the holder thereof will have the right to receive an amount (subject to any applicable withholding Tax) in cash, without interest, equal to the product of (A) the excess, if any, of the Per Share Merger Consideration over the applicable strike price per Common Share of such SAR, multiplied by (B) the total number of Common Shares subject to such SAR (the “SAR Consideration”), it being understood that, each unexercised SAR, whether vested or unvested, with an exercise price equal to or greater than the Per Share Merger Consideration will be cancelled immediately prior to the Effective Time without consideration therefor.

(c) Payments in Respect of Company RSUs and Company Restricted Shares. Each then-outstanding Company RSU and Company Restricted Share (whether vested or unvested) that has not been settled in Common Shares prior to the Effective Time will be cancelled and the holder thereof will have the right to receive a single lump sum cash payment, without interest, equal to (A) the Per Share Merger Consideration, less (B) any applicable withholding for Taxes (the “Restricted Company Share Award Consideration”).

(d) Timing of Payments with Respect to Company Share Awards. The holder of a Company Share Award will receive in exchange therefor the Option Consideration, SAR Consideration, or Restricted Company Share Award Consideration, as applicable, pursuant to this Section 2.04 through the payroll of the Surviving Company (or an applicable Subsidiary thereof) on or as soon as practicable after the Closing Date, and not later than the next regular payroll payment date of the Surviving Company that occurs at least five Business Days after the Closing Date.

(e) No Further Rights in Company Share Awards; Company Share Plan Termination. With respect to the Company Share Plan, (i) each holder of a Company Option, Company RSU, Company Restricted Share, or SAR, will cease to have any rights with respect thereto, except the right to receive the Option Consideration, SAR Consideration, and Restricted Company Share Award Consideration, as applicable, payable at the time and in the manner set forth in Section 2.04(d) and (ii) as of immediately prior to the Effective Time, the Company Share Plan will terminate.

(f) Section 409A. Notwithstanding anything herein to the contrary, (i) with respect to any Company Share Award that constitutes nonqualified deferred compensation subject to Section 409A of the Code and that the Company determines prior to the Effective Time is not eligible to be cancelled in accordance with Treasury Regulation Section 1.409A-3(j)(4)(ix)(B), such payment will be made at the earliest time permitted under the applicable Company Share Award that will not trigger a Tax or penalty under Section 409A of the Code, and (ii) in the event of any Company Share Award subject to Section 409A of the Code, the payment of the amount of cash with respect thereto will be delayed and paid in accordance with the timing requirements of the definitive grant agreement related to such award to the extent necessary to comply with Section 409A of the Code.

(g) ESPP. With respect to the ESPP, (i) no new offering period under the ESPP (an “Offering Period”) will be authorized or commenced following the Agreement Date; (ii) after the Agreement Date, no additional employee may elect to participate in the Offering Period that is in progress on the Agreement Date, and no current participant in such Offering Period may elect to increase his or her payroll deductions for such Offering Period from those in effect on the Agreement Date; (iii) the accumulated contributions of each ESPP participant under the ESPP will be used to exercise the ESPP Purchase Rights on the earlier of (x) the scheduled purchase date for such final Offering Period and (y) the date that is not less than three Business Days prior to the Effective Time (with any participant payroll deductions not applied to the purchase of shares returned to the participant); (iv) as of immediately prior to the Effective Time, the ESPP will terminate; and (v) except as provided in the foregoing (i) – (iv), the ESPP will continue to be operated in accordance with its terms and consistent with past practice.

(h) Company Actions. Promptly after the Agreement Date, the Company and the Company Board will take all actions necessary or appropriate under the Company Share Plan, Company Share Awards, the ESPP, and Law or as reasonably may be requested by Parent (including to amend the Company Share Plan or ESPP, and obtain any consents (other than consents from individual holders of Company Share Awards) and pass any resolutions as and when necessary), in order to effectuate the treatment of the Company Share Awards, ESPP and ESPP Purchase Rights as contemplated by this Section 2.04.

Section 2.05 Company Warrants. The Company agrees to comply with the notice provisions in the Company Warrants in connection with the Transactions.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub that the statements contained in this Article III are true and correct (i) other than with respect to the representations set forth in Section 3.01, Section 3.02, Section 3.03, Section 3.04, Section 3.09 and Section 3.21, except as set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2020, the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2020 and the Company’s Current Reports on Form 8-K publicly filed on or after June 19, 2020 and prior to the Agreement Date (the “Previously Filed Company SEC Documents”), in each case excluding any disclosures contained in any “risk factor” or “forward looking statements” sections of the Previously Filed Company SEC Documents or that otherwise comprise forward-looking statements, statements of risk, or are cautionary or predictive in nature, or (ii) except as set forth in the disclosure letter delivered by the Company to Parent at or before the execution and delivery by the Company of this Agreement (the “Company Disclosure Letter”).

Section 3.01 Organization, Standing and Power. Each of the Company and the Company Subsidiaries is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), except in the case of the Company Subsidiaries where the failure to be so organized, exist or be in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries has all requisite power and authority to conduct its businesses as presently conducted and as planned as of the Agreement Date to be conducted, except where the failure to have such power or authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company has Made Available accurate and complete copies of the

Memorandum of Association of the Company in effect as of the Agreement Date (the “Company Memorandum of Association”) and the amended and restated bye-laws of the Company in effect as of the Agreement Date (the “Company Bye-laws”), and the Company Memorandum of Association and the Company Bye-Laws as so Made Available have not been amended or otherwise modified.

Section 3.02 Company Subsidiaries.

(a) All of the outstanding share capital or voting securities of, or other equity interests in, each Company Subsidiary have been validly issued and are fully paid and nonassessable and are owned by the Company, by a Company Subsidiary or by the Company and a Company Subsidiary, free and clear of all Liens, excluding Permitted Liens.

(b) Except for the share capital and voting securities of, and other equity interests in, the Company Subsidiaries, neither the Company nor any Company Subsidiary owns, directly or indirectly, any share capital or voting securities of, or other equity interests in, or any interest convertible into or exchangeable or exercisable for, any share capital or voting securities of, or other equity interests in, any Person, in each case, other than securities held for investment by the Company or the Company Subsidiaries in the ordinary course of business.

Section 3.03 Capital Structure.

(a) The authorized share capital of the Company consists of 267,001,308 Common Shares, par value $0.000037453 per share. At the close of business on November 9, 2020 (the “Capitalization Time”), (i) 31,721,018 Common Shares were issued and outstanding (of which no shares consisted of Company Restricted Shares); (ii) no Common Shares were held in the Company’s treasury, (iii) 1,985,961 Common Shares were reserved and available for the grant of future awards pursuant to the Company Share Plan; (iv) 3,688,881 Common Shares were issuable upon the exercise of outstanding Company Options (assuming the vesting in full of such Company Options); (v) 845,732 Common Shares were issuable upon the exercise or settlement of outstanding SARs (assuming the vesting in full of such SARs); (vi) 1,885,942 Common Shares were issuable upon the vesting or settlement of outstanding Company RSUs; (vii) 99,777 Common Shares were issuable upon the exercise of the outstanding Company Warrants at an exercise price of $9.02 per Common Share; and (viii) the maximum number of Common Shares that may be issuable pursuant to the exercise of outstanding ESPP Purchase Rights for the Offering Period is 150,000 Common Shares.

(b) Except as set forth in Section 3.02(a) and Section 3.03(a), the Company Memorandum of Association, the Company Bye-laws and for such securities of any Company Subsidiary held by the Company or any of its other Subsidiaries, at the Capitalization Time, there are no issued, reserved for issuance or outstanding: (i) capital shares, voting securities, voting Indebtedness, or ownership interests in the Company or any Company Subsidiary, (ii) securities or Indebtedness issued by the Company or a Company Subsidiary that are convertible into or exchangeable for shares of capital stock, voting securities, voting Indebtedness, or ownership interests in the Company or any Company Subsidiary, (iii) warrants, calls, options or other rights to acquire from the Company or a Company Subsidiary, or other obligation of the Company or a Company Subsidiary to issue, any capital stock, voting securities, voting Indebtedness, or securities convertible into or exchangeable for capital stock, voting securities or voting Indebtedness of the Company or a Company Subsidiary, or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of the Company or any Company Subsidiary (the foregoing (i) – (iv), a “Company Equity Related Obligation”). Since the Capitalization Time, neither the Company nor any Company Subsidiary has issued any Common Shares or otherwise entered into any Company Equity Related Obligation, except as specifically permitted in Section 5.01(b).

(c) All outstanding Common Shares are, and, at the time of issuance, all Common Shares that may be issued upon the exercise, vesting or settlement of Company Share Awards, the exercise of ESPP Purchase Rights, and the exercise of the Company Warrants will be, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, Law or any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Bermuda Companies Act, the Company Memorandum of Association, the Company Bye-laws or any Contract to which the Company is a party or otherwise bound.

(d) Since the Capitalization Time, except for acquisitions or deemed acquisitions of Common Shares in connection with (i) the settlement of any cashless exercise of a Company Option or Company Warrant, or the withholding of Taxes in connection with the exercise, vesting or settlement of Company Share Awards, and (ii) forfeitures of Company Share Awards, neither the Company nor any Company Subsidiary has repurchased, redeemed or otherwise acquired any share capital or voting securities of, or other equity interests in, the Company (including Common Shares) or any Company Equity Related Obligation.

Section 3.04 Authority; Execution and Delivery; Enforceability.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and the Statutory Merger Agreement, to perform its obligations hereunder and thereunder, and to consummate the Merger and the other Transactions, subject to the receipt of the Company Shareholder Approval and the Minority Shareholder Approval.

(b) The Special Committee has been duly authorized and constituted and at a meeting duly called and held has unanimously (i) determined that the Per Share Merger Consideration constitutes fair value for each Common Share in accordance with the Bermuda Companies Act; (ii) determined that the terms of this Agreement, the Statutory Merger Agreement, the Merger, and the other Transactions are fair to and in the best interests of the Company and its shareholders; (iii) approved and declared advisable the execution, delivery and performance of this Agreement and the Statutory Merger Agreement, the Merger and the other Transactions by the Company; and (iv) subject to Section 5.03, recommended that the Company’s shareholders vote in favor of the adoption and approval of this Agreement and the Statutory Merger Agreement, the Merger and the other Transactions, at a duly held meeting of such holders for such purpose (the “Company Shareholders Meeting”).

(c) Except for any Adverse Recommendation Change made after the Agreement Date and in accordance with Section 5.03, the resolutions and determinations of the Special Committee referenced in this Section 3.04 have not been amended or withdrawn.

(d) Except for the Company Shareholder Approval and the Minority Shareholder Approval, no other corporate proceedings on the part of the Company, its Subsidiaries or its shareholders are necessary to authorize or adopt this Agreement and the Statutory Merger Agreement or to consummate the Transactions (except for executing and delivering the Statutory Merger Agreement and the filing of the Merger Application with the Registrar pursuant to the Bermuda Companies Act).

(e) The Company has duly executed and delivered this Agreement, and, assuming the due authorization, execution and delivery by Parent and Merger Sub (and by Sumitomo for purposes of Section 9.13), this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity.

Section 3.05 No Conflicts; Consents.

(a) The execution and delivery by the Company of this Agreement and the Statutory Merger Agreement does not, and the performance by it of its obligations hereunder and thereunder and the consummation of the Merger and the other Transactions will not (i) contravene, conflict with, or result in any violation or breach of any provision of the Company Memorandum of Association, the Company Bye-laws or the comparable charter or organizational documents of any Company Subsidiary (assuming that the Company Shareholder Approval is obtained), (ii) assuming compliance with the matters referred to in Section 3.05(b), contravene, conflict with or result in a violation or breach of any Law (including any rule of NASDAQ) or Judgment, in each case, applicable to the Company or any Company Subsidiary or their respective properties or assets (assuming that the Company Shareholder Approval is obtained), (iii) assuming compliance with the matters referred to in Section 3.05(b), require any payment to or consent or other action by, or notice to, any Person under, constitute a breach or default (or constitute an event that, with or without notice or lapse of time or both, would constitute a breach or default) under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of the Company Subsidiaries is entitled under any provision of any Contract or any Permit of the Company or any of the Company Subsidiaries, or (iv) result in the creation or imposition of any Lien on any asset of the Company or any of the Company Subsidiaries, with only such exceptions, in the case of each of clauses (iii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) No Permit of or from any Governmental Entity is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution and delivery of this Agreement or the Statutory Merger Agreement, its performance of its obligations hereunder or thereunder, or the consummation of the Merger and the other Transactions, other than (i) (A) the filing by the Company with the SEC of the Proxy Statement in preliminary and definitive forms and the Schedule 13E-3, and (B) such other compliance by the Company with, the Exchange Act and the Securities Act, and the rules and regulations thereunder; (ii) executing and delivering the Statutory Merger Agreement; (iii) the filing of the Merger Application with the Registrar pursuant to the Bermuda Companies Act; (iv) compliance with NASDAQ rules and regulations; and (v) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.06 Company SEC Documents; Controls.

(a) The Company has timely filed with or furnished to the SEC and Made Available to Parent (to the extent that full, complete and unredacted copies have not been published on the SEC’s EDGAR site), all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed with or furnished to the SEC by the Company since March 31, 2018 (collectively, together with any documents filed during such period with the SEC by the Company on a voluntary basis on a Current Report on Form 8-K, and any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”). The Company has Made Available to Parent true and complete copies of all comment letters from the staff of the SEC relating to the Company SEC Documents containing unresolved comments and all written responses of the Company thereto and, except as set forth therein, to the knowledge of the Company, no Company SEC Document is the subject of ongoing SEC review, comment or investigation and there are no outstanding or unresolved comments received from the SEC with respect to any Company SEC Document.

(b) Each Company SEC Document (i) at the time filed or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto (or in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act, as of their respective effective dates), complied in all material respects with the requirements of NASDAQ, the Sarbanes-Oxley Act of 2002, as amended, the Exchange Act, and the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document and (ii) did not at the time it was filed (or became effective in the case of registration statements or if amended or superseded by a filing or amendment prior to the Agreement Date, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) designed to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP consistently applied, (ii) that transactions are executed only in accordance with the authorization of management, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s and the Company Subsidiaries’ properties or assets. The Company’s employees have not identified or disclosed to the Company’s auditors or audit committee, and to the Company’s Knowledge the Company’s independent financial auditor has not identified (i) any significant deficiencies or material weaknesses in the design or operation of internal controls that are reasonably likely to adversely affect the Company’s ability to record, process, summarize or report financial information or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls. No material weakness exists with respect to the Company’s system of internal control over financial reporting that would be required to be disclosed by the Company pursuant to Item 308(a)(3) of Regulation S-K promulgated by the SEC.

(d) The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) utilized by the Company are designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of the Company, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

(e) The Company is not a party to, nor does it have any obligation or other commitment to become a party to, “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company SEC Documents.

(f) None of the Company Subsidiaries is, or has ever been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

Section 3.07 Financial Statements; No Undisclosed Liabilities.

(a) Each of the consolidated financial statements of the Company included in the Company SEC Documents complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and consolidated Company Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to the absence of footnote disclosure and to normal year-end audit adjustments).

(b) There are no Liabilities of the Company or any of the Company Subsidiaries, other than: (i) Liabilities disclosed and reserved for on the Company Balance Sheet, (ii) Liabilities incurred after the Company Balance Sheet Date in the ordinary course of business consistent with past practice (excluding Liabilities arising out of any breach of or default under a Contract or violation of Law), (iii) obligations expressly contemplated by, and fees and expenses payable to the Company’s external Representatives for services rendered in connection with, this Agreement and the Transactions, (iv) Liabilities under Contracts of the Company or a Company Subsidiary existing as of the Agreement Date or entered into after the Agreement Date as permitted under Section 5.01 (excluding Liabilities arising out of any breach or default under such Contracts), and (v) Liabilities that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.08 Information Supplied.

(a) Each document required to be filed by the Company with the SEC or required to be distributed or otherwise disseminated to the Company’s stockholders in connection with the Transactions, including the Schedule 14D-9 and the Schedule 13E-3 to be filed with the SEC in connection with the Merger, and any amendments or supplements thereto (collectively, the “Company Disclosure Documents”), when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act.

(b) Each Company Disclosure Document, at the time of the filing of such Company Disclosure Document or at the time of the filing of any amendment or supplement thereto and the time of such distribution or dissemination thereof, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) No representation is made in this Section 3.08 with respect to statements made or incorporated by reference therein based on information supplied in writing by Parent, Merger Sub or Sumitomo specifically for inclusion or incorporation by reference therein.

Section 3.09 Absence of Certain Changes or Events. From the Company Balance Sheet Date until the Agreement Date (a) except for discussions, negotiations and activities related to this Agreement, the business of the Company and the Company Subsidiaries has been conducted in all material respects in the ordinary course consistent with past practices and (b) there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. From the Company Balance Sheet Date until the date hereof, there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Closing without Parent’s consent, would constitute a breach of Section 5.01(a), Section 5.01(c), Section 5.01(d), Section 5.01(e), Section 5.01(f), Section 5.01(g), Section 5.01(j), Section 5.01(i), Section 5.01(k), Section 5.01(o), and Section 5.01(q).

Section 3.10 Compliance with Laws; Regulatory Matters.

(a) The Company and each of the Company Subsidiaries is, and since January 1, 2018 has been, in compliance with all Laws and the terms of its Permits, except for failures to comply or violations or alleged violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Without limiting the generality of the foregoing, each of the Company and the Company Subsidiaries and, to the Company’s Knowledge, their respective CROs, CMOs or other service vendors or other Persons acting on their behalf are, and have been since January 1, 2018, acting or operated in material compliance with Health Care Laws, including in connection with the conduct of all Clinical Trials and pre-clinical and non-clinical studies conducted by or on behalf of the Company or any Company Subsidiary with respect to a Product Candidate.

(b) The Company and each Company Subsidiary holds all material Regulatory Permits required for their business as currently conducted. Each such Regulatory Permit is valid and in full force and effect and no such Regulatory Permits will be terminated or become terminable, or be impaired in any material respect, in whole or in part, as a result of the Transactions.

(c) From January 1, 2018, to the Agreement Date, none of the Company nor any Company Subsidiary, nor, to the Company’s Knowledge, their respective CROs, CMOs or other service vendors or other Persons acting on their behalf, has (i) received any written notice from any Governmental Entity or other Person regarding any actual or alleged violation of, or failure to comply with any provision of, any Law applicable to, or material Permit (including any Regulatory Permit) held by, such entity or to its assets or properties, or received any FDA Form 483s, warning letters, untitled letters, written notice of potential enforcement proceedings or similar correspondence or written notice from any Governmental Entity, in each case, regarding any Clinical Trials, or any development or manufacturing of any Product Candidate, (ii) received any written notice of any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any material Permit (including any Regulatory Permit) held by such entity, or (iii) filed or otherwise provided any notice or communication to any Governmental Entity or other Person regarding any actual or alleged violation of, or failure to comply with any provision of any Law applicable to, or material Permit (including any Regulatory Permit) held by, such entity or to its assets or properties and, to the Company’s Knowledge, no such self-disclosure to any Governmental Entity is required. To the Company’s Knowledge, as of the Agreement Date neither the Company nor any Company Subsidiary is under investigation with respect to any violation of Law or the terms of its Permits. As of the Agreement Date, there is no (i) Judgment outstanding against or affecting the Company or any Company Subsidiary, (ii) Judgment outstanding that affects in any material respect the validity, use, or enforceability of any assets or properties, including Intellectual Property Rights of the Company or any Company Subsidiaries, or (iii) monitoring agreement, consent decree or other formal or informal agreements of the Company or any Company Subsidiary in effect with or imposed by any Governmental Entity concerning compliance with Health Care Laws, and no such agreement has been threatened against such Persons in writing.

(d) All Regulatory Documentation required to be maintained, filed, submitted, or furnished to a Governmental Entity by or on behalf of the Company or any Company Subsidiary has been so maintained, filed, submitted, or furnished in all material respects. All Regulatory Documentation and conclusions derived therefrom, utilized as the basis for, or submitted in connection with any Product Candidate, when submitted to the relevant Governmental Entity, were complete and correct in all material respects and did not omit any material information as of the date of submission. Any necessary or required updates, changes, corrections, or modifications to such Regulatory Documentation have been timely submitted to the relevant Governmental Entity.

(e) None of the Company or any Company Subsidiary, nor, to the Company’s Knowledge, any CRO, CMO, other Service Provider or other Person acting on its behalf has received notice from any Governmental Entity that (i) any Marketing Approval with respect to a Product Candidate will not or is likely not to be issued, or (ii) asserting in writing that any Regulatory Documentation provided to such Governmental Entity contains deficiencies (unless such deficiencies have been remedied in all material respects) or will not be accepted based on data integrity or other compliance concerns.

(f) None of the Company nor any Company Subsidiary, nor, to the Company’s Knowledge, any CRO, CMO, other Service Provider or other Person acting on its behalf has (i) made an untrue statement of a material fact or fraudulent statement to any Governmental Entity, (ii) failed to disclose a material fact required to be disclosed to any Governmental Entity, or (iii) committed any other act, made any statement or failed to make any statement, that (in any such case) establishes a reasonable basis for the FDA to invoke the policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” set forth in 56 Fed. Reg. 46191 (September 10, 1991) (the “FDA Fraud Policy”) or for any Governmental Entity to invoke a similar policy that may be applicable in another jurisdiction to the Company or any of the Company Subsidiaries. None of the Company nor any Company Subsidiary, nor, to the Company’s Knowledge, any CRO, CMO, other Service Provider, or other Person acting on its behalf is the subject of any pending or, to the Company’s Knowledge, threatened investigation by the FDA under the FDA Fraud Policy, or the subject of any similar investigation by any other Governmental Entity.

(g) None of the Clinical Trials conducted by or on behalf of the Company or any Company Subsidiary with regard to a Product Candidate is or has been (i) the subject of a clinical hold or (ii) terminated or suspended prior to completion for safety or non-compliance reasons. No Governmental Entity that has jurisdiction over any ongoing Clinical Trial conducted with regard to a Product Candidate has initiated or, to the Company’s Knowledge, threatened in writing to initiate any investigation or Action or to place a clinical hold order on, or otherwise terminate, materially delay or suspend, any such Clinical Trial, or to disqualify, restrict or debar any Investigator or other Person involved in any such Clinical Trial.

(h) All Regulatory Transfer Approvals have been duly received by or issued to the Company or a Company Subsidiary in connection with its acquisition or receipt of licensing rights to a Product Candidate in the relevant territory.

(i) None of the Company nor any Company Subsidiary nor, to the Company’s Knowledge, any of their respective CROs, CMOs or other service vendors or other Persons acting on their behalf, employs or contracts with any Persons that are debarred pursuant to Section 306 of the FDCA or foreign equivalent, or that are disqualified pursuant to 21 C.F.R. Part 312.70 or foreign equivalent, or that have been debarred, excluded, or suspended from participation in any health care program. No Actions that could result in such a debarment, disqualification, or exclusion are pending or, to the Company’s Knowledge, threatened against any of the foregoing Persons.

(j) None of the Company nor any Company Subsidiary, nor to the Company’s Knowledge, any of their respective CROs, CMOs or service vendors, has received written notice (i) of any alleged material noncompliance, major or critical findings, as a result of any internal audit or inspection or any audit or inspection performed by or on behalf of a Governmental

Entity or other Person in connection with, related to, or affecting any Product Candidate or (ii) of any alleged falsification or fraudulent activity regarding any Regulatory Documentation generated or submitted to any Person in connection with, related to, or affecting any Product Candidate. Copies of any such audit, inspection, and corrective action material has been Made Available.

(k) From January 1, 2018 to the Agreement Date, there have been no Unexpected Adverse Events, investigator notices in writing, or other notice of action relating to an alleged lack of safety, efficacy, or regulatory compliance or any other corrective action in relation to any Product Candidate (collectively, “Safety Notices”). There have been no material product complaints with respect to any Product Candidate, and there are no facts that would be reasonably likely to result in any of the following: (i) a material Safety Notice with respect to any Product Candidate, or (ii) a termination or suspension of testing (including Clinical Trials) of any Product Candidate.

(l) As of the Agreement Date, neither the Company nor any Company Subsidiary has received any written coverage or reimbursement decision or determination from any government payor.

(m) To the Company’s Knowledge, each Contract of the Company or any Company Subsidiary with an HCP (including for employment, consulting, speaking, authorship, advisory board services or otherwise) (i) complies with applicable Health Care Laws in all material respects; (ii) requires the performance of necessary services with a legitimate business purpose, (iii) provides compensation that is materially consistent with fair market value in an arms-length transaction and (iv) has been entered into only upon the HCP and the applicable counterparty making any required disclosures to and/ or receiving consent from, any applicable Governmental Entity and/or institution with which the HCP is affiliated (if any). Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company or the Company Subsidiary party to such Contract with an HCP has documentation demonstrating the need for such services and the basis for the value of the compensation provided. Each of the Company and the Company Subsidiaries also has disclosed to customers, Governmental Entities or other entities, as applicable, option awards to HCPs or actual ownership of the Company by HCPs (if any). Each HCP has obtained any material patient consents in connection with such HCP’s provision of services to the Company or any Company Subsidiary.

(n) To the Company’s Knowledge, each HCP or other Person performing services on behalf of the Company or any Company Subsidiary (i) has at all relevant times obtained and maintained in good standing any Permits or professional licensure, accreditation, qualification and training required for such Person to provide the particular services in the applicable jurisdiction(s), (ii) has not had a Permit or professional license or accreditation suspended or revoked or otherwise restricted, and (iii) has not been and is not currently the subject of any disciplinary actions or investigations by any Governmental Entity. Each of the Company and the Company Subsidiaries has provided or ensured the provision of all material cGCP and material protocol and project-specific training, as required by Health Care Laws.

(o) Each Contract of the Company or any Company Subsidiary with any Person for services related to the promotion or marketing of a Product Candidate, market access, or sales force assistance (i) complies with applicable Health Care Laws in all material respects; (ii) requires the performance of necessary services with a legitimate business purpose, and (iii) provides compensation that is materially consistent with fair market value in an arms-length transaction.

Section 3.11 Compliance with Anti-Bribery Laws.

(a) The Company and the Company Subsidiaries have been since January 1, 2018 and are in compliance in all material respects with all Anti-Bribery Laws. The Company and the Company Subsidiaries, and its and their respective directors, executive officers and, to the Knowledge of the Company, non-executive officers, employees and agents, have not, in violation of any applicable Law in any material respect, (i) paid, offered, promised, given or authorized, directly or indirectly, the payment of money or anything of value to a Government Official (or any other Person at a Government Official’s request or with a Government Official’s assent or acquiescence) intending to (A) influence a Government Official in his or her official capacity in order to assist the Company or the Company Subsidiaries in obtaining or retaining business or a business advantage, or in directing business to any third party on behalf of the Company or the Company Subsidiaries; (B) secure an improper advantage for the Company or the Company Subsidiaries; (C) induce a Government Official to use his or her influence to affect or influence any act, omission or decision of a Governmental Entity, in order to assist the Company or the Company Subsidiaries in obtaining or retaining business or a business advantage; or (D) provide an unlawful personal gain or benefit, of financial or other value, to a Government Official on behalf of the Company or the Company Subsidiaries; or otherwise (ii) made any bribe, payoff, influence payment, kickback, or other unlawful payment to any Person, regardless of the form, whether in money, property, or services, to obtain or retain business or a business advantage for the Company or the Company Subsidiaries or to secure any improper advantage for the Company or the Company Subsidiaries. Neither the Company nor the Company Subsidiaries has received written notice from any Governmental Entity that it is not in compliance with, or has not since January 1, 2018 complied with, any Anti-Bribery Law in any material respect.

(b) To the Knowledge of the Company: (i) no director, officer, or agent of the Company or of any Company Subsidiary is a Government Official; and (ii) none of the Company, any Company Subsidiary or any of their Service Providers has at any time been barred or disqualified from participating in any bid process run by a Governmental Entity based on actual or alleged failure to comply with Anti-Bribery Laws.

(c) The Company and the Company Subsidiaries are and have been since January 1, 2018 in compliance in all material respects with the books and records requirements and internal controls requirements applicable to them under Anti-Bribery Laws, including the FCPA.

Section 3.12 Sanctions.

(a) To the Knowledge of the Company, the Company and the Company Subsidiaries are and have been since January 1, 2018 in compliance in all material respects with all applicable Sanctions and export controls.

(b) To the Knowledge of the Company, there is no Action pending or, to the Knowledge of the Company, threatened in writing by or before any Governmental Entity with respect to any violation of any applicable Sanctions or export controls in any material respect by the Company or any Company Subsidiary.

(c) None of the Company, any Company Subsidiary, or, to the Knowledge of the Company, any director or officer of the Company or any Company Subsidiary, is a Sanctioned Person.

(d) The Company and the Company Subsidiaries have in place internal policies, procedures, and controls appropriately designed to comply with applicable Sanctions.

Section 3.13 Litigation. As of the Agreement Date, there is no Action pending or, to the Knowledge of the Company, threatened in writing against the Company or any Company Subsidiary or any of their respective properties or assets that, individually or in the aggregate, has had or if adversely resolved would reasonably be expected to have a Company Material Adverse Effect.

Section 3.14 Taxes.

(a) Except for any Tax Return that includes Sumitomo and its Subsidiaries (other than the Company and the Company Subsidiaries), all material Tax Returns required by Law to be filed with any Governmental Entity by the Company or any of the Company Subsidiaries have been filed when due in accordance with Law, and all such Tax Returns are true, correct and complete in all material respects.

(b) The Company and each of the Company Subsidiaries has paid all material Taxes due and payable by the Company and each of the Company Subsidiaries (whether or not shown as due on any Tax Return), or, where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual for all Taxes through the end of the last period for which the Company and the Company Subsidiaries ordinarily record items on their respective books (other than any such Taxes required to be paid by Parent or any of its Subsidiaries, other than the Company and the Company Subsidiaries).

(c) Neither the Company nor any of the Company Subsidiaries has granted any extension or waiver of the limitation period applicable to the assessment or collection of any Tax.

(d) There is no ongoing, pending or, to the Company’s Knowledge, threatened Action against the Company or the Company Subsidiaries in respect of any material amount of Taxes, or material Tax assets, and there are no Tax assessments or deficiencies with respect to the Company or any of the Company Subsidiaries that have not been paid, settled or otherwise resolved in full. No claim in writing has been made by any Governmental Entity in a jurisdiction where the Company or a Company Subsidiary does not file Tax Returns that the Company or such Company Subsidiary is subject to Tax in that jurisdiction, including that (i) the Company or any of the non-U.S. Company Subsidiaries that does not file a U.S. federal income tax return on the basis that it is not engaged in a trade or business within the United States within the meaning of Section 864(b) of the Code or is subject to U.S. federal income Tax as a result of being so engaged in a trade or business within the United States or (ii) the Company or any of the Company Subsidiaries that take the position on their Tax returns that they are not United Kingdom tax residents may have a permanent establishment in the United Kingdom.

(e) Neither the Company nor any of the Company Subsidiaries has been a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code (or a similar provision of state or non-U.S. Law).

(f) The Company and each of the Company Subsidiaries have properly withheld, and paid over to the appropriate Governmental Entity, all material Taxes that each was required to withhold from any payment (including any dividend or interest payment) to any employee, independent contractor, creditor, stockholder, vendor or other Person. The Company and each Company Subsidiary have reported such withheld amounts to the appropriate Governmental Entity and to each such employee, independent contractor, creditor, shareholder, or any other third party, as required under applicable Law.

(g) Neither the Company nor any of the Company Subsidiaries has participated in any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4 (or a similar provision of state or non-U.S. Law).

(h) There are no Liens for Taxes on any of the assets of the Company or any of the Company Subsidiaries, other than Permitted Liens.

(i) Neither the Company nor any of the Company Subsidiaries (i) has been a member of an affiliated or similar group filing a consolidated, combined, unitary or similar income Tax Return (other than a group of which the Company was the common parent, or of which Sumitomo or Parent is or has been a member) or (ii) has any actual or potential liability for the Taxes of any Person (other than the Company, any of the Company Subsidiaries or any member of a group of which Sumitomo or Parent is or has been a member) under Treasury Regulations Section 1.1502-6 or any similar provision of Law, as a transferee or successor, or pursuant to any contractual obligation (other than pursuant to customary provisions of contractual agreements entered into in the ordinary course of business the principal subject of which does not relate to Taxes).

(j) The Company and each Company Subsidiary have conducted all intercompany transactions in substantial compliance with the principles of, and documentation requirements pertaining to, Section 482 of the Code and the Treasury Regulations promulgated thereunder (and any corresponding or similar provisions of state, local or non-U.S. Law).

(k) There is no pending request for any Tax ruling or similar determination by or before any Governmental Entity relating to Taxes of the Company or any of the Company Subsidiaries. There is no power of attorney currently in force that has been executed by or on behalf of the Company or any of the Company Subsidiaries with respect to any matter relating to Taxes.

(l) The Company and each of the Company Subsidiaries, as applicable, are in compliance with all Tax rulings obtained from any Governmental Entity.

Section 3.15 Employee Benefits.

(a) Section 3.15(a) of the Company Disclosure Letter sets forth a true and complete list of all material Company Benefit Plans as of the Agreement Date.

(b) The Company has Made Available a true and complete copy of each material Company Benefit Plan in existence as of the Agreement Date (including all amendments and attachments thereto) and the following items related to each such Company Benefit Plan (in each case, to the extent applicable): (i) each trust agreement and insurance contract under each Company Benefit Plan; (ii) each summary plan description and summary of material modifications of such description; (iii) the most recently filed annual report on IRS Form 5500 for each such Company Benefit Plan; (iv) the most recently received IRS determination or opinion letter for each such Company Benefit Plan; (v) all filings made with any Governmental Entity since January 1, 2020, including any filings under the Employee Plans Compliance Resolution System or the Department of Labor Delinquent Filer Program; and (vi) for each material Non-U.S. Benefit Plan, any applicable documents that are substantially comparable (taking into account differences in applicable Law and practices) to the documents required to be provided in clauses (ii) through (iv).

(c) Except as specifically provided for in this Agreement, as of the Agreement Date, neither the Company nor any of the Company Subsidiaries has any commitment to modify, change or terminate any Company Benefit Plan, other than with respect to a modification, change or termination required by applicable Law, including ERISA and the Code. No Company Benefit Plan provides benefits to any individual who is not a current or former Service Provider (or the dependent or beneficiary thereof).

(d) None of the Company or any of its ERISA Affiliates maintains, sponsors, participates in, contributes to or is obligated to contribute to, or has in the past six years contributed to,

participated in, maintained or sponsored, or been required to contribute to or participate in or incurred any material Liability with respect to: (i) a “defined benefit plan” as defined in Section 3(35) of ERISA, (ii) an employee pension benefit plan, which is or has been subject to Section 412 of the Code or Title IV of ERISA; (iii) a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA); (iv) a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) for which the Company or a Company Subsidiary would reasonably be expected to incur any material Liability under Section 4063, Section 4064, Section 4069 or Section 4212(c) of ERISA or (v) a “multiple employer plan” within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code.

(e) Except as required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, (“COBRA”) or similar state Law, neither the Company nor any Company Subsidiary, has any obligation to provide retiree or post-employment medical, dental, disability, hospitalization, life or similar benefits to any current or former Service Provider. With respect to any “group health plan” within the meaning of Section 5000(b)(1) of the Code, each of the Company and any Company Subsidiary has complied in all material respects with: (i) the notice and continuation requirements of Section 4980B of the Code, COBRA, Part 6 of Subtitle B of Title I of ERISA and the regulations thereunder, and any similar state Law and (ii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations thereunder. No Company Benefit Plan that provides health insurance or medical coverage is self-funded or self-insured. No Company Benefit Plan is funded through a “welfare benefit fund” as defined in Section 419(e) of the Code, and no benefits under any Company Benefit Plan are provided through a voluntary employees’ beneficiary association (within the meaning of subsection 501(c)(9) of the Code) or a supplemental unemployment benefit plan (within the meaning of Section 501(c)(17) of the Code).

(f) (i) Each Company Benefit Plan has been established, operated and administered in accordance with its terms and applicable Law (including ERISA and the Code), except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect; (ii) there is no pending Action and, to the Knowledge of the Company, there is no Action threatened in writing with respect to any Company Benefit Plan (other than routine claims for benefits) and no fact or event exists that would reasonably be expected to give rise to any material Action, including any audit or investigation by the IRS, the Department of Labor, the Pension Benefit Guaranty Corporation or any other Governmental Entity; (iii) each Company Benefit Plan intended to be qualified under Section 401(a) of the Code has been determined by the IRS to be so qualified, and each trust created thereunder has been determined by the IRS to be exempt from tax under the provisions of Section 501(a) of the Code, and nothing has occurred since the date of such determination that could reasonably be expected to give the IRS grounds to revoke such determination; (iv) no non-exempt “prohibited transaction” (as defined in Sections 406 and 408 of ERISA or Section 4975 of the Code) or breaches of any of the duties imposed on “fiduciaries” (within the meaning of Section 3(21) of ERISA) by ERISA have occurred with respect to any Company Benefit Plan that would reasonably be expected to subject the Company or any Company Subsidiary to any material Tax or penalty under Section 4975 of the Code or Section 502 of ERISA; and (iv) each Non-U.S. Benefit Plan, if intended to qualify for special Tax treatment, meets all applicable material requirements, and if required to be funded, book-reserved or secured by an insurance policy, is so funded, book-reserved or secured in all material respects, based on reasonable actuarial assumptions.

(g) With respect to any insurance policy providing funding for benefits under any Company Benefit Plan, and, except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect (i) there is no Liability in the nature of a retroactive rate adjustment, loss sharing arrangement, or other actual or contingent liability, nor would there be any such Liability if such insurance policy was terminated on the Agreement Date; and (ii) no insurance company issuing any such policy is in receivership, conservatorship, liquidation or similar proceeding and, to the Company’s Knowledge, no such proceedings with respect to any such insurer are imminent.

(h) Except as set forth in Section 3.15(h) of the Company Disclosure Letter or as provided in Section 2.04(a), (b) or (c) of this Agreement, neither the execution or delivery of this Agreement or the Statutory Merger Agreement nor the consummation of the Merger (alone or in combination with any other event) will (i) result in any payment becoming due under any Benefit Plan; (ii) increase any benefits otherwise payable under any Company Benefit Plan; (iii) result in the acceleration of the time of payment, funding or vesting of any payments or benefits under any Company Benefit Plan or to any Governmental Entity in respect of any current or former Service Provider; (iv) result in the forgiveness in whole or in part of, or accelerate the repayment date of, any outstanding loans that exist under or as part of any Company Benefit Plan; (v) result in any breach or violation of, or a default under, any Company Benefit Plan; or (vi) result in any amounts payable or benefits provided to any such current or former director, officer or employee to fail to be deductible for federal income Tax purposes by virtue of Section 280G of the Code. Neither the Company nor any of the Company Subsidiaries has any obligation to gross-up, indemnify, or otherwise reimburse any current or former Service Provider for any Tax incurred by such Service Provider, including income Taxes, or Taxes incurred under Section 409A or 4999 of the Code. The Company has Made Available a list of all Contracts, arrangements and other instruments that would give rise to any of the obligations described in this Section 3.15(h).

(i) Section 3.15(i) of the Company Disclosure Letter sets forth, as of the Capitalization Time, an accurate and complete list of each outstanding Company Option, Company RSU, award of Company Restricted Shares, and SAR and, as applicable, (i) the employee number of each holder thereof, (ii) the date of grant, (iii) the vested portion of each such Company Option, Company RSU, award of Company Restricted Shares, and SAR, (iv) the vesting schedule of each such Company Option, Company RSU, award of Company Restricted Shares, and SAR, and, if applicable, settlement schedule of such awards, including any accelerated vesting provisions, and (v) the exercise or purchase price thereof, if applicable, and in the case of ESPP Purchase Rights, the fair market value as of the offer date of the offering period. Each grant of a Company Option, Company RSU, award of Company Restricted Shares, SAR, and ESPP Purchase Right was properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in compliance in all material respects with Law, recorded on the Company’s financial statements in accordance with GAAP in all material respects consistently applied, and were validly issued, and no such grants involved any “back dating,” “forward dating” or similar practices with respect to the effective date of the grant. The exercise price of each Company Option and each SAR is not less than the fair market value of a Common Share on the date of grant of such Company Option or SAR, as applicable. Except for Company Options, Company RSUs, and Company Restricted Shares, and the SARs, there are no awards or rights outstanding under the Company Share Plan.

(j) With respect to each Company Share Award, such Company Share Award is evidenced by an award agreement, in the form or forms Made Available and listed on Section 3.15(a) of the Company Disclosure Letter, other than differences with respect to the number of shares covered thereby, the exercise price, regular vesting schedule and expiration dates applicable thereto and, except for such differences, no agreement related to any Company Share Award includes material terms that are inconsistent with, or in addition to, such forms.

(k) Neither the Company nor any of the Company Subsidiaries has any Liability by reason of at any time being treated as a single employer under Section 414 of the Code with any other Person.

Section 3.16 Labor Matters.

(a) Each of the Company and the Company Subsidiaries is and has been in compliance in all material respects with all Laws respecting employment and employment practices, harassment, discrimination, retaliation, terms and conditions of employment, immigration, workers’ compensation, overtime payment, disability rights or benefits, occupational safety, plant closings, compensation and benefits, wages and hours, proper classification of employees and independent contractors, hiring, promotions, terminations, layoffs, severance, privacy, leaves of absence, paid sick leave, unemployment insurance, child labor, whistleblowing, pension insurance, medical insurance, work-related-injury insurance, maternity insurance, and contributions to the public housing fund. There are no and since January 1, 2016 there have not been any material Actions pending or, to the Company’s Knowledge, threatened (i) against the Company or any Company Subsidiary involving any Service Provider or (ii) before the Equal Employment Opportunity Commission, the National Labor Relations Board, the U.S. Department of Labor, the U.S. Occupational Health and Safety Administration, the Workers Compensation Appeals Board, or any other Governmental Entity and involving the Company or a Company Subsidiary. To the Company’s Knowledge, as of the Agreement Date, no current Service Provider at the level of senior director or above has provided any written or oral notice, or otherwise made known, that he or she intends to terminate his or her employment with the Company or the Company Subsidiaries, nor does the Company or any Company Subsidiary have a present intention to terminate the employment thereof.

(b) The Company has Made Available a list that is accurate and complete as of the Agreement Date of all employees of the Company and its Subsidiaries, including each employee’s name, title or position, present annual or hourly compensation (including bonuses, commissions and deferred compensation), designation as exempt or nonexempt, accrued and unused paid vacation and other paid leave, years of service.

(c) As of the Agreement Date, neither the Company nor any of the Company Subsidiaries is or has been a party to or subject to, or is currently negotiating in connection with entering into, any collective bargaining agreement or works council agreement, and, to the Company’s Knowledge, since January 1, 2018, there has not been any organizational campaign, petition or other unionization activity seeking recognition of a collective bargaining unit or works council relating to any Service Provider. As of the Agreement Date, there are no unfair labor practice complaints pending or, to the Company’s Knowledge, threatened in writing against the Company or any of the Company Subsidiaries before the National Labor Relations Board or any other Governmental Entity or any current union representation questions involving Service Providers. Since January 1, 2018, there has not been and there is currently no labor strike, slowdown, stoppage, picketing, interruption of work or lockout pending or, to the Company’s Knowledge, threatened in writing against or affecting the Company or any of the Company Subsidiaries.

(d) None of the Company or any Company Subsidiary is delinquent in any payments to any employee or in any material payments to any other Service Provider for any wages, salaries, commissions, bonuses, or other compensation for any services performed by a Service Provider to the Company or any Company Subsidiary or for any other amounts required to be reimbursed by the Company or any Company Subsidiary to any Service Provider (including vacation, sick leave, other paid time off or severance pay).

(e) The consent or consultation of, or the rendering of formal advice by, any labor or trade union, works council or other employee representative body is not required for the Company to enter into this Agreement or to consummate any of the Transactions.

(f) Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, no Service Provider is in violation of any employment agreement, non-disclosure, confidentiality agreement, or consulting agreement with the Company or a Company Subsidiary or, to the Company’s Knowledge, any non-competition agreement, non-solicitation agreement or any restrictive covenant with a former employer relating to the right of any such Service Provider to be employed by or provide services to the Company or a Company Subsidiary because of the nature of the business conducted or presently proposed to be conducted by it or to the use of trade secrets or proprietary information of others.

(g) Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, all current Service Providers who work in the United States are, and all former Service Providers who worked in the United States whose employment terminated, voluntarily or involuntarily, within the past five years were, legally authorized to work in the United States.

(h) To the Company’s Knowledge, none of the directors or officers of the Company or any Company Subsidiary have been (or have been notified that they may be) (i) convicted of (or entered a plea of nolo contendere to) a charge constituting a felony or a misdemeanor involving a crime of moral turpitude; or (ii) found by a Governmental Entity to have violated any securities, commodities, or unfair trade practices Law.

(i) Each of the Company and the Company Subsidiaries is and has been in material compliance with the Worker Readjustment and Notification Act (the “WARN Act”) (29 USC §2101) and all other applicable Laws regarding redundancies, reductions in force, mass layoffs, and plant closings, including obligations to promptly and correctly furnish all notices required to be given thereunder in connection with any redundancy, reduction in force, mass layoff, or plant closing to affected employees, representatives, any state dislocated worker unit and local Government Officials, or any other Governmental Entity. Since January 1, 2020, none of the Company or the Company Subsidiaries have taken any action that resulted in the termination of employment of 50 or more employees or more than 10% of the employees in any country outside of the United States during any 90-day period.

Section 3.17 Contracts.

(a) As of the Agreement Date, none of the Company or any Company Subsidiary is a party to any Contract required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act (a “Filed Company Contract”) that has not been so filed.

(b) Section 3.17(b) of the Company Disclosure Letter sets forth, as of the Agreement Date, an accurate and complete list of the following Contracts of the Company or any Company Subsidiary, and (other than any Filed Company Contract that has been filed with the SEC in unredacted form prior to the Agreement Date) the Company has Made Available accurate and complete copies of each such Contract:

(i) each Contract (A) that resulted in aggregate payments by the Company or the Company Subsidiaries in excess of $3,000,000 in the Company’s fiscal year ended March 31, 2020 or (B) under which the Company or any of its Subsidiaries is contractually obligated to make payments in excess of $10,000,000 in the aggregate after the Agreement Date;

(ii) any In-bound License, Third Party IP Contract or Out-bound License;

(iii) all material research and development Contracts, Clinical Trial agreements, clinical research agreements, manufacture or supply agreements, distribution agreements, or similar Contracts, in each case relating to a Product Candidate;

(iv) all leases, subleases, sub-subleases and licenses to which the Company or any Company Subsidiary is a party with respect to real property (“Real Estate Leases”);

(v) all leases of personal property involving annual payments in excess of $500,000;

(vi) any Contract pursuant to which the Company or any Company Subsidiary has continuing obligations or interests involving (1) the achievement of regulatory or commercial milestones or other similar contingent payments in excess of $3,000,000 or (2) payment of royalties or other amounts calculated based upon any revenues or income of the Company or a Company Subsidiary that cannot be terminated by the Company or a Company Subsidiary without penalty or further payment without more than 90 days’ notice;

(vii) any Contract relating to the disposition of any business or material assets other than the sale of products or services in the ordinary course of business (whether by merger, sale of stock, sale of assets or otherwise) by the Company or any of the Company Subsidiaries;

(viii) any Contract relating to the acquisition of any business or assets (whether by merger, sale of stock, sale of assets or otherwise), other than purchases of supplies, inventory and equipment in the ordinary course of business consistent with past practice, that (A) the Company or any of its Subsidiaries has entered into since January 1, 2018 or (B) contains any outstanding non-competition, earn-out or other contingent payment obligations or any other outstanding material obligation of the Company or any of the Company Subsidiaries;

(ix) any Contract for a joint venture, partnership, strategic alliance or similar agreement or arrangement;

(x) each Contract pursuant to which any amount of Indebtedness of the Company or any of the Company Subsidiaries is outstanding or may be incurred by its terms, other than any such agreement solely between or among the Company and the wholly owned Company Subsidiaries or between or among wholly owned Company Subsidiaries;

(xi) any Contract granting a Lien (other than a Permitted Lien) over the property or assets of the Company or any of the Company Subsidiaries;

(xii) other than with Parent or any of its Affiliates, any stockholders’, investors rights’, registration rights or similar Contract that provides for voting obligations, registration rights, sale restrictions or transfer restrictions with respect to of any equity securities or voting interests in the Company or a Company Subsidiary, providing any Person with any preemptive right, right of participation, information right or similar right with respect to any equity securities or voting interests in the Company or a Company Subsidiary, or providing the Company or a Company Subsidiary with any right of first refusal with respect to, or right to repurchase or redeem, any equity securities or voting interests in the Company or a Company Subsidiary, other than, with respect to any right to repurchase or redeem equity securities in the Company, in connection with any Company Share Award issued under the Company Share Plan;

(xiii) any Contract (A) containing any provision or covenant that materially limits the freedom of the Company or any of the Company Subsidiaries to (x) sell any products or services of or to any other Person or in any geographic region, (y) engage in any line of business, or (z) compete with or to obtain products or services from any Person or limiting the ability of any Person to provide products or services to the Company or any of its Subsidiaries other than Contracts containing customary provisions restricting solicitation of employees and agreements with recruiting agencies pursuant to which such agencies are granted the exclusive right to identify candidates for employment, (B) requiring the Company or a Company Subsidiary to deal exclusively with, or to purchase its total requirements of any product or service from, a third party or that contain “take or pay” provisions or that provide rights of first refusal, first offer or similar preferential rights to any supplier, distributor or contractor, or (C) containing a “most-favored-nation,” or best pricing or other similar term or provision; and

(xiv) each material Contract between the Company or any of the Company Subsidiaries, on the one hand, and, on the other hand, any (A) present executive officer or director of either the Company or any of the Company Subsidiaries, (B) record or beneficial owner of more than 5% of the Common Shares outstanding as of the Agreement Date (other than Parent, Sumitomo or any of their respective Affiliates) or (C) to the Knowledge of the Company, any Affiliate or “associate” or any member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any such officer, director, or beneficial owner) (other than Parent, Sumitomo or any of their respective Affiliates);

provided that the following Contracts will not be required to be listed on Section 3.17(b) of the Company Disclosure Letter, will not be required to made available to Parent pursuant to this Section 3.17(b), and will not be deemed a “Material Contract” for any purposes hereunder (whether or not a Filed Company Contract): (1) any Company Benefit Plan, or (2) any Contract between the Company, on the one hand, and one or more wholly owned Company Subsidiaries, on the other hand, or between one or more wholly owned Company Subsidiaries (any such Contract in clauses (1) or (2), an “Excluded Contract”). Each Contract described in this Section 3.17(b) and each Filed Company Contract, in each case, other than any Excluded Contract, is referred to herein as a “Material Contract.”

(c) Each Material Contract is (i) a valid, binding and legally enforceable obligation of the Company or one of the Company Subsidiaries, as the case may be, and, to the Knowledge of the Company, of the other parties thereto, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity, and (ii) in full force and effect in all material respects, except, in the case of clauses (i) or (ii), with respect to any Material Contract which expires by its terms (as in effect as of the Agreement Date) or which is terminated in accordance with the terms thereof by any party thereto in the ordinary course of business consistent with past practice. None of the Company or any Company Subsidiary is (with or without notice or lapse of time, or both) in material breach or material default under any such Material Contract and no event has occurred that gives any third party to a Material Contract the right to accelerate the maturity or performance of any Material Contract or the right to cancel, terminate or materially modify any Material Contract. To the Knowledge of the Company, no other party to any such Material Contract is (with or without notice or lapse of time, or both) in material breach or material default thereunder (and neither the Company nor any Company Subsidiary has waived or failed to enforce any material rights or material benefits under any Material Contract).

Section 3.18 Properties.

(a) The Company and the Company Subsidiaries have good title to, or valid leasehold interests in, all tangible personal property and assets reflected on the Company Balance Sheet, or acquired or leased after the Company Balance Sheet Date, except as have been disposed of since the Company Balance Sheet Date in the ordinary course of business consistent with past practice. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no such personal property or assets is subject to any Lien except Permitted Liens.

(b) None of the Company or any Company Subsidiary owns any real property.

(c) The Company or a Company Subsidiary, as applicable, has a valid leasehold interest in, all Leased Real Property, free and clear of all Liens, except for Permitted Liens. The Real Estate Leases grant to the Company or a Company Subsidiary, as applicable, the exclusive right to use and occupy the Leased Real Property and none of the Company or any Company Subsidiary, as applicable, has entered into any Contract granting any Person (other than the Company or a Company Subsidiary) the right to occupy or use (or the option to exercise the right to occupy or use) all or any portion of such Leased Real Property. The Leased Real Property is (i) in good condition and repair in all material respects (subject to normal wear and tear), and (ii) is being maintained by the Company and the Company Subsidiaries, as applicable, in accordance with the applicable Real Estate Lease in all material respects.

Section 3.19 Intellectual Property.

(a) To the Company’s Knowledge, all Registered IP that is Owned IP or Registered IP exclusively licensed to the Company or any Company Subsidiary is valid, enforceable, subsisting and not abandoned or cancelled. No Action (other than routine examination proceedings with respect to pending applications) is pending or, to the Company’s Knowledge, threatened in writing against the Company or any Company Subsidiary, in which the validity or ownership of any Registered IP owned or purported to be owned by, or exclusively licensed to, the Company or any Company Subsidiary is being contested or challenged.

(b) To the Company’s Knowledge, the Company or a Company Subsidiary is the sole and exclusive owner of any Registered IP that is Owned IP, in each case owned or purported to be owned by the Company or a Company Subsidiary, free and clear of all Liens (other than Permitted Liens and Out-bound Licenses). No Governmental Entity holds any ownership rights in, or has any claim of right to any ownership rights of, or other interest in any Owned IP. The Company has the legal power to convey to the Surviving Company all of its rights in all material Owned IP.

(c) To the Company’s Knowledge, each Service Provider who is involved in the creation of any Owned IP has signed an agreement containing an assignment of Intellectual Property Rights to the Company or a Company Subsidiary and confidentiality provisions protecting such Company IP and all other Company confidential and proprietary information, and there is no breach under any such agreement.

(d) To the Company’s Knowledge, each of the Company and the Company Subsidiaries have taken reasonable steps to maintain the confidentiality of all material Trade Secrets held by the Company or any Company Subsidiary.

(e) To the Company’s Knowledge, the operation of the Company and the Company Subsidiaries’ business as currently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property Rights owned or purported to be owned by any other Person. No Action is pending against the Company or any Company Subsidiary alleging infringement, misappropriation or other violation of any Intellectual Property Rights of another Person. To the Company’s Knowledge, since January 1, 2018, none of the Company or any Company Subsidiary has received any written notice alleging any infringement, misappropriation or other violation of any Intellectual Property Right of another Person by the Company or any Company Subsidiary (including any invitations to license).

(f) To the Company’s Knowledge, no Person is infringing, misappropriating, or otherwise violating in any respect any material Company IP. No Action is pending or currently being threatened in writing by the Company or any Company Subsidiary alleging infringement, misappropriation, or other violation of any Company IP.

(g) To the Company’s Knowledge, each of the Company and the Company Subsidiaries owns or is licensed to use, or has the right to use, all material Registered IP necessary for the conduct of business substantially in the manner conducted. The Company IP includes all material Intellectual Property (except for Intellectual Property licensed pursuant to generally commercially available, off-the-shelf software programs) used or held for use in the operation of the Business, and, to the Company’s Knowledge there are no other items of Intellectual Property that are material to or necessary for the operation of the Business as currently conducted and as expected to be conducted after the Closing. The foregoing two sentences are not to be interpreted as a representation regarding infringement or misappropriation of any Intellectual Property Rights owned or purported to be owned by any other Person, which is dealt with exclusively in Section 3.19(d).

(h) Since October 31, 2019, the Company has not (i) sold, assigned, exclusively licensed, or granted any Lien (other than a Permitted Lien or Out-Bound License) in, to or under any material Company IP, or (ii) abandoned, disclaimed or dedicated to the public any material Registered IP that is Owned IP, including any failure to perform or cause to be performed all applicable filings, recordings and other acts, or to pay or cause to be paid all required fees and Taxes, to prosecute, maintain and protect its interest in such material Registered IP.

Section 3.20 Data Privacy and Cyber Security.

(a) The Company and the Company Subsidiaries, and to the Knowledge of the Company, each of the CROs, customers and other vendors/sub-contractors with which the Company and the Company Subsidiaries contracted, are, and since January 1, 2018 have been, in compliance in all material respects with all applicable Privacy Laws, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Since January 1, 2018 the Company and the Company Subsidiaries have not received any written notice from any Governmental Entity or any other Person regarding material noncompliance with any Privacy Laws.

(b) To the Knowledge of the Company, since January 1, 2018 there has been no material data security breach or other security incident, including any unauthorized access, disclosure, use, modification, corruption, loss, or theft of any of the databases, or computer equipment, systems or networks, in each case, of the Company and the Company Subsidiaries, and of the CROs (“Security Incident”). Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each of the Company and the Company Subsidiaries comply with applicable Law, and with Contracts and written policies of the Company or any Company Subsidiary, in protecting against any unauthorized use, access, interruption, modification, or corruption, in material conformance with applicable Law, the confidentiality, integrity, and security of Personal Data in the possession or control of the Company, the Company Subsidiaries or third parties on behalf of the Company or Company Subsidiaries, the databases, servers, systems, sites, circuits, networks, and other computer and telecommunications assets and equipment (and all information and transactions stored or contained therein or transmitted thereby) of the Company, the Company Subsidiaries or third parties on behalf of the Company or Company Subsidiaries.

(c) To the Knowledge of the Company, since January 1, 2018 no investigation, inquiry, complaint, or claim relating to Personal Data processed by the Company, the Company Subsidiaries, or CROs or to any Security Incident has been or is being made, reported or conducted by any patient, consumer, Governmental Entity, consumer advocacy group, industry or trade organization, privacy seal or certification program, privacy group, or member of media, in each case except as would not be material to the Company and the Company Subsidiaries, taken as a whole.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries have at all times implemented and maintained appropriate physical, administrative and technical measures to ensure the security of Personal Data.

Section 3.21 Anti-Takeover Provisions.

(a) Assuming the accuracy of the representation contained in Section 4.09, no “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or similar statute or regulation applies to the Company with respect to this Agreement, the Statutory Merger Agreement, or the Merger.

(b) The Company is not party to a shareholder rights plan, “poison pill” or similar anti-takeover arrangement, or plan.

Section 3.22 Opinion of Financial Advisor. The Special Committee has received the opinion (the “Fairness Opinion”) of Lazard Frères & Co. LLC (“Lazard”), (which, if initially rendered verbally, has been or will be confirmed by a written opinion dated the same date) to the effect that, as of the date of such opinion, and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the review undertaken in preparing such opinion as set forth therein, the Per Share Merger Consideration to be received by the holders of Common Shares (other than Parent and holders of Dissenting Shares) in the Merger pursuant to this Agreement is fair, from a financial point of view, to such holders, and such opinion has not been withdrawn or modified. The Company will make available to Parent a signed copy of such opinion for informational purposes as soon as possible following the Agreement Date.

Section 3.23 No Brokers. Except for Lazard, whose fees will be paid by the Company, no broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Company or any Company Subsidiary. As soon as possible following the Agreement Date, the Company will make available true and complete copies of all Contracts and arrangements with respect to the engagement of Lazard related to the Merger and the other Transactions.

Section 3.24 Insurance. The Company and the Company Subsidiaries maintain insurance coverage in such amounts and covering such risks as are in accordance in all material respects with normal industry practice for companies of similar size and stage of development, and as is sufficient to comply with applicable Law and Contracts of the Company and the Company Subsidiaries. To the Company’s Knowledge, all such insurance policies are in full force and effect, no notice of cancellation or material modification has been received (other than a notice in connection with ordinary renewals), and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a material default, by any insured thereunder, except as would not reasonably be expected to have a Company Material Adverse Effect. As of the date of this Agreement, there is no material claim pending under any of the Company’s insurance policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies, except as would not reasonably be expected to have, a Company Material Adverse Effect.

Section 3.25 No Other Representations or Warranties. Except for the representations and warranties contained in Article IV or in any certificate delivered by Parent or Merger Sub to the Company (and notwithstanding the delivery or disclosure to the Company or its Representatives of any documentation, projections, estimates, budgets or other information), the Company acknowledges that (x) none of Parent, the Parent Subsidiaries (including Merger Sub) or any other Person on behalf of Parent makes, or has made, any representation or warranty, express or implied, relating to itself or its business or otherwise in connection with the Transactions, and the Company is not relying on any representation, warranty or other information of any Person except for those representations or warranties expressly set forth in this Agreement and (y) no Person has been authorized by Parent, the Parent Subsidiaries (including Merger Sub) or any other Person on behalf of Parent to make any representation or warranty, express or implied, relating to itself or its business or otherwise in connection with this Agreement and Merger, and if made, such representation or warranty will not be relied upon by the Company as having been authorized by such entity.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub jointly and severally represent and warrant to the Company that the statements contained in this Article IV are true and correct.

Section 4.01 Organization, Standing and Power. Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized and has all corporate power and authority required to execute and deliver this Agreement and to consummate the Transactions and to perform each of its obligations hereunder. Each of Parent and Merger Sub is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.02 Authority; Execution and Delivery; Enforceability. Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver the Statutory Merger Agreement, to perform its obligations hereunder and thereunder, and to consummate the Transactions. The Parent Board has duly adopted resolutions (a) determining that the Per Share Merger Consideration constitutes fair value for each Common Share; (b) approving the execution, delivery and performance of this Agreement and the Statutory Merger Agreement by Parent; and (c) determining that entering into this Agreement and the Statutory Merger Agreement is in the best interests of Parent and its shareholders. As of the Agreement Date, such resolutions have not been amended or withdrawn. The Merger Sub Board has adopted resolutions (a) determining that the Per Share Merger Consideration constitutes fair value for each Common Share in accordance with the Bermuda Companies Act; (b) approving the execution, delivery and performance of this Agreement and the Statutory Merger Agreement by Merger Sub; (c) determining that the terms of this Agreement and the Statutory Merger Agreement are in the best interests of Merger Sub and of Parent, as its sole shareholder; (d) declaring this Agreement and the Statutory Merger Agreement advisable; and (e) recommending that Parent, as sole shareholder of Merger Sub, adopt this Agreement and the Statutory Merger Agreement and directing that this Agreement and the Statutory Merger Agreement be submitted to Parent, as sole shareholder of Merger Sub, for adoption. Parent, as sole shareholder of Merger Sub, has committed to adopt and approve this Agreement, the Statutory Merger Agreement immediately after the Parties’ execution and delivery hereof. Except for corporate approvals already obtained and Parent’s foregoing approval as sole shareholder of Merger Sub, no other corporate proceedings (including, for the avoidance of doubt, any shareholder approval) on the part of Parent, Merger

Sub or their respective Affiliates are necessary to authorize, adopt or approve, as applicable, this Agreement or the Statutory Merger Agreement or to consummate the Transactions (except for executing and delivering the Statutory Merger Agreement, the filing of the Merger Application with the Registrar pursuant to the Bermuda Companies Act and the filing of the Schedule 13E-3 with the SEC). Each of Parent and Merger Sub has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity.

Section 4.03 No Conflicts; Consents.

(a) The execution and delivery by Parent and Merger Sub of this Agreement and the Statutory Merger Agreement does not, and the performance by it of its obligations hereunder and thereunder and the consummation of the Merger and the other Transactions will not (i) contravene, conflict with, or result in any violation or breach of any provision of the Memorandum of Association or Bye-laws of Parent or Merger Sub; (ii) assuming compliance with the matters referred to in Section 4.03(b), contravene, conflict with or result in a violation or breach of any Law, in each case, applicable to Parent or Merger Sub or their respective properties or assets; (iii) assuming compliance with the matters referred to in Section 4.03(b), require any payment to or consent or other action by, or notice to, any Person under, constitute a breach or default (or constitute an event that, with or without notice or lapse of time or both, would constitute a breach or default) under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or Merger Sub is entitled under any provision of any Contract or any Permit of Parent or Merger Sub; or (iv) result in the creation or imposition of any Lien on any asset of the Parent or Merger Sub, with only such exceptions, in the case of each of clauses (iii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) No Permit of or from (including any consent, approval, order or authorization of, or registration, declaration or filing made to or with) any Governmental Entity is required to be obtained or made by or with respect to Parent or Merger Sub in connection with the execution and delivery of this Agreement or the Statutory Merger Agreement, its performance of its obligations hereunder or thereunder, or the consummation of the Merger and the other Transactions, other than (i) (A) the filing by Parent and Merger Sub of the Schedule 13E-3, and (B) such other compliance as is required by Parent and Merger Sub with the Exchange Act, the Securities Act, and the rules and regulations thereunder; (ii) executing and delivering the Statutory Merger Agreement; (iii) the filing of the Merger Application with the Registrar pursuant to the Bermuda Companies Act; and (iv) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.04 Information Supplied. None of the information supplied or to be supplied by Parent, Merger Sub or any of their respective Affiliates in writing specifically for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the Company’s shareholders or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by Parent, Merger Sub or any of their respective Affiliates in writing specifically for inclusion or incorporation by reference in the Schedule 13E-3 (or any amendment thereof or supplement thereto) will, at the date it is first filed with the SEC or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. No representation is made by Parent, Merger Sub or any of their respective Affiliates with respect to statements made or incorporated by reference therein based on information supplied by the Company or its Affiliates for inclusion or incorporation by reference therein.

Section 4.05 Compliance with Laws. Except as would not be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect, since the date of formation of Parent the business of Parent and the Parent Subsidiaries has been conducted in accordance with Law.

Section 4.06 Litigation. At the Agreement Date, there is no Action pending or, to the Knowledge of Parent, threatened against Parent, Merger Sub or any of their respective Affiliates that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect, nor is there any Judgment outstanding against or, to the Knowledge of Parent, investigation by any Governmental Entity involving Parent, Merger Sub or any of their respective Affiliates that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

Section 4.07 Brokers’ Fees and Expenses. No broker, investment banker, financial advisor or other Person, other than Citibank N.A., the fees and expenses of which will be paid by Parent or Sumitomo, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Sumitomo, Parent or Merger Sub.

Section 4.08 Merger Sub. Parent is the sole shareholder of Merger Sub. Since its date of incorporation, Merger Sub has not carried on any business or conducted any operations, other than the execution of this Agreement, the performance of its obligations hereunder, and matters ancillary thereto.

Section 4.09 Ownership of Common Shares. As of the Agreement Date Parent owns 22,963,263 Common Shares. Other than such Common Shares none of Sumitomo, Parent, or any of the Parent Subsidiaries (including Merger Sub but excluding the Company and the Company Subsidiaries) owns or will prior to the Closing Date own, any share capital of the Company or have any rights to acquire any share capital of the Company (except pursuant to this Agreement). Other than the Voting and Support Agreement and that certain Investor Rights Agreement, dated as of December 27, 2019 (the “IRA”), by and among the Company, Parent and Sumitomo, there are no (a) voting trusts or other agreements, arrangements or understandings to which Sumitomo, Parent, or their Affiliates is a party with respect to the voting of the Common Shares, or (b) agreements, arrangements or understandings to which Sumitomo, Parent, or any of their Affiliates is a party with respect to the acquisition, divestiture, retention, purchase, sale or tendering of the Common Shares.

Section 4.10 Available Funds. Parent’s and Merger Sub’s obligations under this Agreement are not subject to a condition regarding Parent’s or Merger Sub’s obtaining of funds to consummate the Merger and the other Transactions. Parent and Merger Sub, together with Sumitomo, have, as of the Agreement date, and Parent will cause Merger Sub to have, on or before the Closing Date, access to immediately available funds sufficient to enable Merger Sub to consummate the Merger on the terms contemplated by this Agreement, and to make all payments contemplated by this Agreement, including the payment of the Aggregate Merger Consideration.

Section 4.11 Solvency. Neither Parent nor Merger Sub is entering into the Transactions with the actual intent to hinder, delay or defraud either present or future creditors of the Company or any of its Subsidiaries. Each of Parent and Merger Sub is Solvent as of the date of this Agreement, and each of Parent and, to Parent’s Knowledge, the Surviving Company will, after giving effect to all of the Transactions, including the payment of the Aggregate Merger Consideration, the payment of all other amounts required to be paid in connection with the consummation of the Transactions and the payment of all related fees and expenses, be Solvent at and immediately after the Effective Time. As used in this Section 4.11, the term “Solvent” means, with respect to a Person and a particular date, that on such date, (a) the sum of the assets, at a fair valuation, of such Person, on a consolidated basis with its Subsidiaries as of such date, will exceed their debts and probable liabilities, (b) such Person, (on a consolidated basis with its Subsidiaries has not incurred and does not believe that it will incur, debts or liabilities beyond its ability to pay such debts or liabilities as such debts mature or become probable, and (c) such Person, on a consolidated basis with its Subsidiaries, does not have an unreasonably small amount of capital and liquidity for the conduct of its business.

Section 4.12 Certain Arrangements. As of the Agreement Date, there are no Contracts or commitments to enter into Contracts (a) between Parent, Merger Sub or any of their Affiliates, on the one hand, and any director (other than directors of the Company appointed by Parent or its Affiliates), officer or employee of the Company or any of the Company Subsidiaries, on the other hand, or (b) between Parent, Merger Sub or any of their Affiliates pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or pursuant to which any shareholder of the Company agrees to vote or approve this Agreement or the Merger or agrees to vote against any Superior Proposal (other than the Voting and Support Agreement).

Section 4.13 No Other Representations or Warranties. Except for the representations and warranties contained in Article III (including the Company Disclosure Letter) or in the certificate delivered by the Company to Parent and Merger Sub pursuant to Section 7.03(d) (and notwithstanding the delivery or disclosure to Parent, Merger Sub or their respective Representatives of any documentation, projections, estimates, budgets, forecasts, plans or other information), each of Parent and Merger Sub acknowledges that (x) none of the Company, any Company Subsidiary or any other Person acting on behalf of the Company or a Company Subsidiary makes, or has made, any representation or warranty, express or implied, relating to itself or its business or otherwise in connection with this Agreement and Parent and Merger Sub are not relying on any representation, warranty or other information of any Person except for those representations or warranties expressly set forth in this Agreement, (y) no Person has been authorized by the Company, the Company Subsidiaries or any other Person on behalf of the Company to make any representation or warranty, express or implied, relating to itself or its business or otherwise in connection with this Agreement and Merger, and if made, such representation or warranty will not be relied upon by Parent or Merger Sub as having been authorized by such entity and (z) any estimate, projection, prediction, data, financial information, memorandum, presentation, budget, forecast or any other materials or information provided or addressed to Parent, Merger Sub or any of their Representatives, including any materials or information made available to Parent and/or its Representatives in connection with presentations by the Company’s management are not and will not be deemed to be or include representations or warranties.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 5.01 Conduct of Business by the Company. Except (i) as expressly set forth in Section 5.01 of the Company Disclosure Letter; (ii) as expressly permitted, contemplated or required by this Agreement; (iii) as required by applicable Law or by the terms of any Contracts in effect as of the Agreement Date; (iv) as the Company may determine to be reasonably necessary or appropriate in connection with any COVID-19 Measures or (v) with the prior written consent of Parent (which will not be unreasonably withheld, conditioned or delayed), from the Agreement Date to the Effective Time, the Company will, and will cause each Company Subsidiary to, conduct the business of the Company and each Company Subsidiary in the ordinary course of business consistent with past practice in all material respects and in compliance with Law. In addition, and without limiting the generality of the foregoing, except (i) as expressly set forth in the subsection of the Company Disclosure Letter corresponding to this Section 5.01; (ii) as expressly permitted, contemplated or required by this Agreement; (iii) as required by applicable Law; or (iv) with the prior written consent of Parent (which will not be unreasonably withheld, conditioned or delayed), from the Agreement Date to the earlier of the Effective Time and the termination of this Agreement in accordance with Section 8.01, the Company will not, and will not cause or permit any Company Subsidiary to, directly or indirectly, whether by merger, consolidation or otherwise, do any of the following:

(a) (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, shares or property or any combination thereof) in respect of, any of its share capital, other equity interests or voting securities, other than dividends and distributions by a direct or indirect wholly owned Company Subsidiary to its parent; (ii) split, combine, subdivide or reclassify any of its share capital, other equity interests or voting securities or securities convertible into or exchangeable or exercisable for share capital or other equity interests or voting securities, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its share capital, other equity interests or voting securities, other than as specifically permitted by Section 5.01(b); or (iii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any share capital or voting securities of, or equity interests in, the Company or any Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for share capital or voting securities of, or equity interests in, the Company or any Company Subsidiary, or any warrants, calls, options or other rights to acquire any such share capital, securities or interests, except in the case of this clause (iii) for acquisitions, or deemed acquisitions, of Common Shares in connection with (A) the settlement of any cashless exercise of a Company Option or Company Warrant, or the withholding of Taxes in connection with the exercise, vesting or settlement of Company Share Awards and (B) forfeitures of Company Share Awards;

(b) except for transactions among the Company and one or more wholly owned Company Subsidiaries or among one or more wholly owned Company Subsidiaries, issue, deliver, sell, grant, pledge or otherwise subject to any Lien (other than Liens imposed by applicable securities Laws), or amend the terms of (i) any share capital or voting securities of, or other equity interests in, the Company (including Common Shares) or any Company Subsidiary, other than the issuance of Common Shares (A) upon the exercise, vesting or settlement of Company Share Awards outstanding at the Capitalization Time in accordance with their terms as of the Capitalization Time, or (B) pursuant to the exercise of ESPP Purchase Rights in accordance with Section 2.04(g); or (ii) any Company Equity Related Obligation;

(c) amend the Company Memorandum of Association or the Company Bye-laws or the charter or organizational documents of any Company Subsidiary, except as may be required by Law or the rules and regulations of the SEC or the NASDAQ;

(d) make or adopt any change in its accounting methods, principles or practices, except insofar as may be required by a change in GAAP or Law (or authoritative interpretations thereof) as agreed to by the Company’s independent public accountants;

(e) directly or indirectly acquire or agree to acquire in any transaction any material equity interest in or material business of any Person or material division thereof or any material properties or assets, except (i) acquisitions of equipment, services and supplies in the ordinary course of business; (ii) acquisitions pursuant to Contracts in existence on the Agreement Date; or (iii) acquisitions with respect to transactions between the Company, on the one hand, and any wholly owned Company Subsidiary, on the other hand, or between wholly owned Company Subsidiaries;

(f) except in relation to Liens to secure Indebtedness for borrowed money permitted to be incurred under Section 5.01(g), sell, lease (as lessor), license, mortgage, sell and leaseback or otherwise subject to any Lien (other than Permitted Liens), or otherwise dispose of any material properties or assets or any material interests therein other than (i) pursuant to Contracts of the Company or the Company Subsidiaries in existence on the Agreement Date; or (ii) in an amount not to exceed $1,000,000 in the aggregate;

(g) make any loans, advances or capital contributions to, or investments in, any other Person, other than (i) loans, advances or capital contributions to, or investments in, wholly owned Subsidiaries of the Company or (ii) advances to its employees in respect of travel or other related business expenses, in each case in the ordinary course of business consistent with past practice; or (iv) with respect to transactions between the Company, on the one hand, and any wholly owned Company Subsidiary, on the other hand, or between wholly owned Company Subsidiaries;

(h) incur or otherwise become Liable for any additional Indebtedness, except for (i) the incurrence of additional Indebtedness in an amount not to exceed $1,000,000 in the aggregate; (ii) Indebtedness in replacement of or to refinance at any time existing Indebtedness; but only if the consummation of the Transactions will not conflict with, or result in any violation of or default under, such replacement Indebtedness; (iii) Indebtedness under the Loan Agreement, dated as of December 27, 2019, by and between the Company and Sumitomo; or (iv) Indebtedness between the Company, on the one hand, and any wholly owned Company Subsidiary, on the other hand, or between wholly owned Company Subsidiaries;

(i) pay, discharge, compromise, settle or satisfy (or cause any insurer to pay, discharge, compromise, settle or satisfy), or offer to pay, discharge, compromise, settle or satisfy (i) any Action brought by or on behalf of a holder of Common Shares against the Company, any Company Subsidiary, or any of their officers or directors (whether relating to this Agreement or otherwise), or (ii) any other Action in an amount equal to or greater than $1,000,000 individually or $2,000,000 in the aggregate;

(j) abandon, assign, exclusively license or grant any material right or other licenses to any Person to any material Intellectual Property Rights owned by or exclusively licensed to the Company or any Company Subsidiary, other than pursuant to clinical trial agreements and material transfer agreements in the ordinary course of business consistent with past practice;

(k) (i) make, change or revoke any material Tax election; (ii) file any amended material Tax Return; (iii) make any change to any Tax accounting method; (iv) enter into any closing agreement regarding any material Tax Liability or assessment; (v) enter into any Tax sharing, Tax allocation or Tax indemnification agreement or other similar agreement (other than written Contracts not primarily relating to Taxes that are entered into in the ordinary course of business consistent with past practice and that are not material in the aggregate); (vi) settle or resolve any controversy that relates to a material amount of Taxes; (vii) consent to any extension or waiver of the limitation period applicable to any material Tax claim, audit or assessment; or (viii) surrender any right to claim a material Tax refund;

(l) except as required by Law, the terms of a Company Benefit Plan in effect on the Agreement Date or Section 5.01(l) of the Company Disclosure Letter (i) grant or increase any severance, retention or termination pay (or amend any existing severance pay, retention or termination arrangement); (ii) enter into any employment, consulting, bonus, change in control, deferred compensation or other similar agreement (or amend any such existing agreement); (iii) establish, adopt or amend, or otherwise increase benefits payable under any Company Benefit Plan or collective bargaining agreement; (iv) increase compensation, bonus or other benefits payable; (v) establish, adopt or enter into any plan, agreement or arrangement, or otherwise commit to gross-up, indemnify or otherwise reimburse any current or former Service Provider for any Tax incurred by such Service Provider, including under Section 409A or 4999 of the Code; (vi) take any action to accelerate the vesting or time of payment of any compensation or benefit under any Company Benefit Plan; (vii) hire any employees; or (viii) terminate the employment of any employees other than for cause or performance-related reasons;

(m) make or authorize capital expenditures except (i) as set forth in Section 5.01(m) of the Company Disclosure Letter, (ii) in the ordinary course of business; or (iii) to the extent required under Contracts of the Company or a Company Subsidiary in effect on the Agreement Date;

(n) adopt any plan of complete or partial liquidation or dissolution, restructuring, recapitalization or reorganization for the Company or any Company Subsidiary (excluding any internal reorganization of wholly owned Company Subsidiaries);

(o) (i) enter into (including by amendment of any Contract such that such Contract becomes a Material Contract), amend, modify in any material respect or renew (A) any Material Contract that is a Material Contract as a result of Section 3.17(b)(vii), Section 3.17(b)(xii), Section 3.17(b)(xiii), or Section 3.17(b)(xiv), or (B) any Material Contract not covered by the foregoing clause (A), other than in the ordinary course of business and subject to the operating budget approved by the Company Board; (ii) waive, release or assign any material rights, claims or benefits of the Company or any Company Subsidiary under any Material Contract; or (iii) voluntarily accelerate, terminate or cancel, or fail to exercise a renewal option for, any Material Contract;

(p) enter into, modify, amend or terminate any Contract or waive, release, assign or fail to exercise or pursue any material rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, released, assigned, or not exercised or pursued would reasonably be expected to (A) adversely affect in any material respect the Company and the Company Subsidiaries taken as a whole; (B) impair in any material respect the ability of the Company to perform its obligations under this Agreement; or (C) prevent or materially delay the consummation of the Transactions;

(q) employ (or, to the Company’s Knowledge, use any contractor or consultant that employs) any Person: (A) debarred by the FDA, or excluded from participation in government programs (or subject to any similar sanction of any other applicable Governmental Entity), (B) who is the subject of an FDA debarment investigation or Action (or similar Action of any other applicable Governmental Entity) or (C) has been charged with or convicted under United States Law for conduct relating to the development or approval, or otherwise relating to the regulation of any product under the Generic Drug Enforcement Act of 1992 (or any counterpart of similar Law of any other Governmental Entity); or

(r) agree to take any of the foregoing actions in clauses (a) through (q) above.

Section 5.02 No Control. Nothing contained in this Agreement will give Parent, Merger Sub or any of their respective Affiliates, directly or indirectly, the right to control or direct the Company’s or the Company Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement will give the Company, directly or indirectly, the right to control or direct Parent’s or its Affiliates’ operations prior to the Effective Time.

Section 5.03 No Solicitation by the Company; Company Recommendation.

(a) From the Agreement Date until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.01, except as explicitly permitted by Section 5.03(c) and Section 5.03(d), the Company will not, and will cause each of the Company Subsidiaries to not, and will instruct the Representatives of the Company and the Company Subsidiaries to not, and to not publicly announce any intention to, directly or indirectly (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiry, discussion, offer or request that constitutes, or would reasonably be expected to lead to, an Alternative Proposal (an “Inquiry”) (it being understood and agreed that ministerial acts that are not otherwise prohibited by this Section 5.03 (such as answering unsolicited phone calls) will not be deemed to “facilitate” for purposes of, or otherwise constitute a violation of, this Section 5.03); (ii) furnish or cause to be furnished to any Person or “Group” (as such term is defined in Section 13(d) under the Exchange Act) any non-public information with respect to any Inquiries or the making of any proposal that constitutes, or would be reasonably expected to result in, an Alternative Proposal; (iii) enter into, continue or maintain discussions or negotiations with any Person (other than Parent, Merger Sub and their respective Affiliates) with respect to an Inquiry or an Alternative Proposal (other than informing Persons of the provisions set forth in this Section 5.03 or contacting any Person making an Alternative Proposal to ascertain facts or clarify terms and conditions of such Alternative Proposal for the sole purpose of the Special Committee reasonably informing itself about such Alternative Proposal); (iv) approve, agree to, accept, endorse or recommend any Alternative Proposal; (v) submit to a vote of its shareholders any Alternative Proposal; (vi) effect any Adverse Recommendation Change; provided, that, subject to compliance by the Company with the terms of this Section 6.03, neither the (1) the determination by the Special Committee in accordance with Section 5.03(d) that an Alternative Proposal constitutes a Superior Proposal, or (2) the delivery by the Company of the notice required by Section 5.03(d) shall in and of themselves constitute an Adverse Recommendation Change); or (vii) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument providing for an Alternative Proposal. The Company will, and will cause the Company Subsidiaries to, and will instruct its and their Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any third party and its Representatives with respect to any Alternative Proposal and will use its reasonable best efforts to cause any such third party (together with its Representatives) that has executed a confidentiality agreement in connection with any Alternative Proposal, within the 12-month period prior to the Agreement Date, and that is in possession of confidential information heretofore furnished by or on behalf of the Company or any of the Company Subsidiaries in connection with the consideration of an Alternative Proposal (and all analyses and other materials prepared by or on behalf of such Person that contain, reflect or analyze that information) to return or destroy all such information as promptly as practicable. It is agreed that any violation of the restrictions on the Company set forth in this Section 5.03 by any Representative of the Company or any of the Company Subsidiaries will constitute a breach of this Section 5.03 by the Company.

(b) Notwithstanding anything to the contrary in Section 5.03(a), if the Company or any of the Company Subsidiaries or any of its or their respective Representatives (including members of the Special Committee) receives a bona fide Alternative Proposal by any Person or Group at any time prior to the Company Shareholders Meeting, and provided there has been no material breach of Section 5.03(a) that resulted in such Alternative Proposal, the Company and its Representatives may, prior to the Company Shareholders Meeting, take the actions set forth in subsections (i) and/or (ii) of this Section 5.03(b) if the Special Committee has determined, in its good faith judgment (after consultation with its financial advisor and outside legal counsel), that such Alternative Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and that the failure to take such action would reasonably be likely to constitute a breach of the directors’ fiduciary duties under applicable Law: (i) furnish or cause to be furnished non-public information to and afford access to the business, employees, officers, contracts, properties, assets, books and records of the Company and the Company Subsidiaries to the Person or Group and its Representatives that made such Alternative Proposal, pursuant to an executed (and the Company and/or Company Subsidiaries may enter into a) customary confidentiality agreement that does not prohibit compliance by the Company with any of the provisions of this Agreement (it being understood that the Company shall not be required to include any “standstill” provision in such confidentiality agreement), including this Section 5.03; and (ii) enter into, engage in and continue thereafter (so long as such Alternative Proposal remains reasonably likely to lead to a Superior Proposal) discussions or negotiations with the Person or Group and its Representatives that made such Alternative Proposal with respect to such Alternative Proposal.

(c) Reasonably promptly (but in no event more than 48 hours) following receipt (to the Knowledge of the Company) of any Alternative Proposal or any Inquiry, the Company will advise Parent in writing of the receipt of such Alternative Proposal or Inquiry, and the material terms and conditions of such Alternative Proposal or Inquiry (including, in each case, the identity of the Person or Group making any such Alternative Proposal or Inquiry), and the Company will as reasonably promptly as practicable provide to Parent (i) a copy of such Alternative Proposal or Inquiry, if in writing; or (ii) a summary of the material terms of such Alternative Proposal or Inquiry, if oral. The Company agrees that it will promptly provide to Parent any non-public information concerning the Company or any of the Company Subsidiaries that it provides to any other Person or Group in connection with any such Alternative Proposal that has not previously been provided to Parent. In addition, the Company will keep Parent reasonably informed on a reasonably prompt basis of any material developments regarding the Alternative Proposal or any material change to the terms or status of the Alternative Proposal or Inquiry.

(d) Notwithstanding anything herein to the contrary, at any time prior to the Company Shareholders Meeting, the Special Committee may (i) in the case of an Intervening Event or if the Company has received a Superior Proposal (after taking into account the terms of any revised offer by Parent pursuant to this Section 5.03(d)), and provided there has been no material breach of Section 5.03(a) that resulted in such Superior Proposal, cause the Company to effect an Adverse Recommendation Change, and/or (ii) if the Company has received a Superior Proposal (after taking into account the terms of any revised offer by Parent pursuant to this Section 5.03(d)), cause the Company to terminate this Agreement pursuant to Section 8.01(d) to enter into a definitive written agreement providing for such Superior Proposal simultaneously with the termination of this Agreement, in the case of clauses (i) and (ii), if the Special Committee has determined in good faith, after consultation with outside legal counsel, that the failure to take such action would reasonably be likely to constitute a breach of the directors’ fiduciary duties under applicable Law; provided that the Special Committee may not make an Adverse Recommendation Change or, in the case of a Superior Proposal, terminate this Agreement pursuant to Section 8.01(d), unless:

(i) the Company has provided prior written notice to Parent at least five Business Days in advance (the “Notice Period”) of taking such action, which notice will advise Parent of the circumstances giving rise to the Adverse Recommendation Change, and, in the case of a Superior Proposal, that the Special Committee has received a Superior Proposal and includes a copy of the most recent version of such Superior Proposal;

(ii) during the Notice Period, the Company has negotiated with Parent in good faith (if and to the extent Parent desires to so negotiate) to make such adjustments in the terms and conditions of this Agreement so that, in the case of a Superior Proposal, such Superior Proposal ceases to constitute (in the good faith judgment of the Special Committee) a Superior Proposal, or in the case of an Intervening Event, the failure to make such Adverse Recommendation Change (in the judgment of the Special Committee after consultation with outside financial advisors and outside legal counsel) would no longer be reasonably likely to constitute a breach of the directors’ fiduciary duties under applicable Law; and

(iii) the Special Committee has determined in good faith, after considering the results of such negotiations and giving effect to any proposals, amendments or modifications made or agreed to in writing by Parent, if any, and after consultation with its outside financial advisor and outside legal counsel, that, in the case of a Superior Proposal, such Superior Proposal remains a Superior Proposal or, in the case of an Intervening Event, that the failure to make such Adverse Recommendation Change would continue to reasonably be likely to constitute a breach of the directors’ fiduciary duties under applicable Law.

If during the Notice Period any material revisions are made to the Superior Proposal, the Company will deliver a new written notice to Parent and will comply with the requirements of this Section 5.03(d) with respect to such new written notice; provided, however, that for purposes of this sentence, references to the five Business Day period above will be deemed to be references to a three Business Day period.

(e) Nothing contained in this Agreement will prevent the Company, the Company Board or the Special Committee from issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act or complying with Rule 14d-9, Rule 14e-2 or Item 1012(a) of Regulation M-A under the Exchange Act with respect to an Alternative Proposal or from making any disclosure to the Company’s shareholders if the Special Committee (after consultation with outside legal counsel) concludes that its failure to do so would reasonably be likely to constitute a breach of the directors’ fiduciary duties under applicable Law; provided that (i) any such action taken or statement made that relates to an Alternative Proposal will be deemed to be an Adverse Recommendation Change unless the Special Committee reaffirms the Company Recommendation in such statement or in connection with such action, and (ii) it is understood and agreed that any factually accurate public statement by the Company that merely describes the Company’s receipt of an Alternative Proposal and the operation of this Agreement with respect thereto and contains a “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act will not constitute an Adverse Recommendation Change.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.01 Preparation of the Proxy Statement and Schedule 13E-3; Company Shareholders Meeting.

(a) As reasonably promptly as practicable following the Agreement Date, the Company will, in a manner that complies in all material respects with Regulation 14A promulgated under the Exchange Act with respect to the Transactions, prepare and cause to be filed with the SEC a proxy statement to be sent to the Company’s shareholders relating to the Company Shareholders Meeting that reflects the terms and conditions of this Agreement, and includes the notice of appraisal rights in the Merger to the holders of shares of Company Shares as required by Section 106(2) of the Bermuda Companies Act, and a copy of the Fairness Opinion in its entirety (including a description of the Fairness Opinion and the financial analysis relating thereto), (such proxy statement, together with any amendments or supplements thereto, the “Proxy Statement”). Parent will furnish to the Company all information reasonably requested by the Company concerning Parent, Sumitomo or Merger Sub, and provide such other assistance, as the Company may reasonably request in connection with the preparation, filing and distribution of the Proxy Statement. The Company will notify Parent reasonably promptly after its receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Proxy Statement and will provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC, on the other hand. The Company will use its reasonable best efforts to respond as reasonably promptly as practicable to any comments from the SEC with respect to the Proxy Statement, and Parent will cooperate in connection therewith. Notwithstanding the foregoing, prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company will (i) provide Parent an opportunity to review and comment on the Proxy Statement or response (including the proposed final version of the Proxy Statement or response); and (ii) include all comments reasonably proposed by Parent.

(b) The Company and Parent will cooperate to (i) concurrently with the preparation and filing of the Proxy Statement, jointly prepare and file with the SEC a Rule 13E-3 Transaction Statement on Schedule 13E-3 (together with any amendments thereof or supplements thereto, the “Schedule 13E-3”) relating to the Transactions, and furnish to each other all information concerning such Party as may be reasonably requested in connection with the preparation of the Schedule 13E-3; (ii) respond as reasonably promptly as practicable to any comments received from the SEC with respect to the Schedule 13E-3 and consult with each other prior to providing such response; (iii) as promptly as reasonably practicable, prepare and file any amendments or supplements necessary to be filed in response to any such comments; (iv) use its reasonable best efforts to have cleared by the staff of the SEC the Schedule 13E-3; and (v) to the extent required by applicable Law, as promptly as reasonably practicable prepare and file any supplement or amendment to the Schedule 13E-3. Each Party will promptly notify the other Parties upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Schedule 13E-3 and will provide the other Parties with copies of all correspondence between such Party and its Representatives, on the one hand, and the SEC, on the other hand.

(c) If prior to the Effective Time any change occurs with respect to information supplied by Parent for inclusion in the Proxy Statement or the Schedule 13E-3 that is required by Law to be described in an amendment of, or a supplement to, the Proxy Statement or the Schedule 13E-3, Parent will reasonably promptly notify the Company of such change, and Parent and the Company will cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement or the Schedule 13E-3, as applicable, and as required by Law, in disseminating the information contained in such amendment or supplement to the Company’s shareholders. Nothing in this Section 6.01(c) will limit the obligations of any Party under Section 6.01(a).

(d) If prior to the Effective Time any event occurs with respect to the Company or any Company Subsidiary, or any change occurs with respect to other information supplied by the Company for inclusion in the Proxy Statement or the Schedule 13E-3, that is required by Law to be described in an amendment of, or a supplement to, the Proxy Statement or the Schedule

13E-3, the Company will reasonably promptly notify Parent of such event, and the Company and Parent will cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement or the Schedule 13E-3, as applicable, and as required by Law, in disseminating the information contained in such amendment or supplement to the Company’s shareholders. Nothing in this Section 6.01(d) will limit the obligations of any Party under Section 6.01(a).

(e) The Company will, as promptly as reasonably practicable after the SEC confirms it has no further comments on the Proxy Statement and the Schedule 13E-3 (i) establish a record date for determining shareholders of the Company entitled to vote at the Company Shareholders Meeting; (ii) not change such record date or establish a different record date for the Company Shareholders Meeting without the prior written consent of Parent unless required to do so by applicable Law (and if the date of the Company Shareholders Meeting as originally called is for any reason adjourned or otherwise delayed, the Company agrees that unless Parent has otherwise approved in writing (or as required by applicable Law or stock exchange requirement), the Company will, if possible, implement such adjournment or other delay in such a way that the Company does not need to establish a new record date for the Company Shareholders Meeting, as so adjourned or delayed); and (iii) duly call, give notice of, convene and hold the Company Shareholders Meeting for the purpose of (A) seeking the Company Shareholder Approval and the Minority Shareholder Approval, (B) in accordance with Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, seeking advisory approval of a proposal to the Company’s shareholders for a non-binding, advisory vote to approve certain compensation that may become payable to the Company’s named executive officers in connection with the completion of the Merger and (C) an adjournment proposal. The Company will not change the date of, postpone or adjourn the Company Shareholders Meeting, or submit any other proposal to the Company’s shareholders in connection with the Company Shareholders Meeting, without the prior written consent of Parent. The Company will use its reasonable best efforts to (i) promptly cause the Proxy Statement to be mailed to the Company’s shareholders as of the record date established for the Company Shareholders Meeting; and (ii) except if an Adverse Recommendation Change has been made as permitted by Section 5.03(d) and remains in effect, solicit the Company Shareholder Approval and the Minority Shareholder Approval, including by retaining the services of a recognized proxy solicitor reasonably acceptable to Parent. The Company will, through the Special Committee, recommend to its shareholders that they give the Company Shareholder Approval and the Minority Shareholder Approval (the “Company Recommendation”) and will include such recommendation in the Proxy Statement and the Schedule 13E-3, in each case, unless the Special Committee has validly made an Adverse Recommendation Change as permitted by Section 5.03(d) that is still in effect. The Company agrees that, unless this Agreement is terminated in accordance with its terms prior thereto, its obligations to hold the Company Shareholders Meeting pursuant to this Section 6.01 will not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Alternative Proposal, by the making of any Adverse Recommendation Change by the Special Committee or by any other development; provided, however, that if the public announcement of an Adverse Recommendation Change or the delivery of notice by the Company to Parent pursuant to Section 5.03(d)(i) occurs less than 10 Business Days prior to the Company Shareholders Meeting, the Company will be entitled to postpone the Company Shareholders Meeting to a date not more than 10 Business Days after the date such Company Shareholders Meeting had previously been scheduled (but in no event to a date after the date that is five Business Days before the End Date).

(f) The foregoing provisions of this Section 6.01 notwithstanding, the Company will have the right, after consultation in good faith with Parent, to make one or more successive changes in date, postponements or adjournments of the Company Shareholders Meeting (i) to ensure that any supplement or amendment to the Proxy Statement or Schedule 13E-3 required under applicable Law is timely provided to the shareholders of the Company within a reasonable amount of time, in the good faith judgment of the Special Committee (after consultation with outside counsel), in advance of the Company Shareholders Meeting; (ii) if required by applicable Law or a request from the SEC or its staff; or (iii) if, on a date for which the Company Shareholders Meeting is scheduled, the Company has not received proxies representing a sufficient number of Common Shares to obtain the Company Shareholder Approval and the Minority Shareholder Approval, whether or not a quorum is present; provided that (A) the duration of any such adjournment or postponement is limited to the minimum duration reasonably necessary to remedy the circumstances giving rise to such adjournment or postponement; (B) no single such adjournment or postponement is for more than five Business Days except as may be required by federal securities Laws; and (C) in the case of clause (iii), the Company Shareholders Meeting is not postponed to later than the date that is 10 Business Days after the date for which the Company Shareholders Meeting was originally scheduled without the prior written consent of Parent and that the Company will, and will cause its proxy solicitor to, use reasonable best efforts to solicit such additional proxies (or presence and affirmative vote in person of the Company’s shareholders at the Company Shareholders Meeting) as expeditiously as reasonably possible, it being understood that time shall be of the essence. If, on any date for which the Company Shareholders Meeting is scheduled, the Company has not received proxies representing a sufficient number of Common Shares to obtain the Minority Shareholder Approval, the Company will, at Parent’s request, postpone or adjourn the Company Shareholders Meeting on one or more occasions for up to 30 days in the aggregate to allow for the solicitation of additional proxies to obtain the Minority Shareholder Approval. The Company will also consider in good faith any other request by Parent to postpone the Company Shareholders Meeting.

Section 6.02 Access to Information; Confidentiality. Subject to applicable Law, the Company will, and will cause each of the Company Subsidiaries to, afford to Parent and Sumitomo and the Representatives of Parent and Sumitomo reasonable access, upon reasonable advance notice, during the period from the Agreement Date through the Effective Time, to all their respective properties, books, contracts, commitments, personnel and records and, during such period, the Company will, and will cause each of the Company Subsidiaries to, furnish reasonably promptly to Parent (a) to the extent not publicly available, a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities Laws or commission actions; and (b) all other information concerning its business, properties and personnel as Parent may reasonably request (in each case, in a manner so as to not interfere in any material respect with the normal business operations of the Company or any Company Subsidiary); provided, however, that the Company will not be required to permit such access or make such disclosure, to the extent it determines, after consultation with outside counsel, that such disclosure or access would reasonably be likely to (i) violate the terms of any confidentiality agreement or other Contract with a third party (provided that the Company will use its reasonable best efforts to obtain the required Consent of such third party to such access or disclosure); (ii) result in the loss of any attorney-client privilege (provided that the Company will use its reasonable best efforts to allow for such access or disclosure (or as much of it as possible) in a manner that does not result in a loss of attorney-client privilege); or (iii) violate any Law. All information provided by the Company pursuant to this Section 6.02 will be subject to the Information Sharing and Cooperation Agreement by and among the Company and Parent, dated as of May 21, 2020 (the “Confidentiality Agreement”).

Section 6.03 Efforts to Consummate.

(a) Subject to the terms and conditions herein provided, each of Parent and the Company will use their respective reasonable best efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable Laws to consummate and make effective as promptly as practicable after the Agreement Date the Transactions, including (i) preparing and filing with applicable Governmental Entities as promptly as reasonably practicable all necessary applications, notices, disclosures, petitions, filings, ruling requests, and other documents and to obtain as promptly as practicable all Permits necessary, (ii) taking all steps as may be necessary to obtain all such Permits as promptly as reasonably practicable, and (iii) obtaining any waivers, qualifications, consents, certificates, clearances, and approvals required from third parties (other than Permits) in connection with the consummation of the Transactions.

(b) In connection with the actions referenced in Section 6.03(a), each of Parent and the Company will, and will cause their respective controlled Affiliates (which, in the case of Parent, shall be deemed to include Sumitomo) to, (i) cooperate with each other in connection with any communication, filing or submission and in connection with any investigation or other inquiry, including any Action initiated by a private party; (ii) keep the other Party and/or its counsel promptly informed of any communication received by such Party from, or given by such Party to, any Governmental Entity or Governmental Official and of any communication received or given in connection with any Action by a private party, in each case regarding any of the Transactions; (iii) consult with each other in advance of any meeting or conference regarding the Transactions with such Governmental Entity or Governmental Official or, in connection with any Action by a private party, with any other Person, and to the extent permitted by the applicable Governmental Entity, Governmental Official, or other Person, give the other Party and/or its counsel the opportunity to attend and participate in such meetings and conferences; (iv) consider in good faith the views of the other Party and keep the other Party reasonably informed of the status of matters related to the Transactions; and (v) permit the other Party and/or its counsel to review in advance, with reasonable time and opportunity to comment, give reasonable consideration to the other Party’s comments thereon, and consult with each other in advance of any proposed submission, filing or communication (and documents submitted therewith) intended to be given by it to a Governmental Entity or Governmental Official in connection with the Transactions; provided that materials may be redacted (x) as necessary to comply with applicable Law and (y) to remove references concerning the valuation of the businesses of the Company and the Company Subsidiaries.

(c) The Company will give prompt written notice to Parent, and Parent will give prompt written notice to the Company, of (i) the occurrence, or failure to occur, of any event which occurrence or failure to occur has resulted in or would reasonably be expected to result in the failure to satisfy or be able to satisfy any of the conditions specified in Article VII, and such written notice will specify the condition which has failed or will fail to be satisfied; (ii) any written notice from any Person alleging that the consent of such Person is or may be required in connection with the Transactions to the extent such consent is material to the Company and the Company Subsidiaries, taken as a whole; (iii) any material written notice from any Governmental Entity in connection with the Transactions; (iv) any shareholder Action against the Company, any Company Subsidiary and/or their respective directors or officers relating to the Transactions; provided that the delivery of any notice pursuant to this Section 6.03(c) will not limit or otherwise affect the remedies available hereunder to Parent or the Company.

(d) Notwithstanding anything to the contrary in this Agreement, in no event will Parent or any of its Affiliates be required (and in no event will the Company or any Company Subsidiary agree without the prior written consent of Parent) to take any action (including entering into any consent decree, hold separate order or other arrangement), or to permit or suffer to exist any material restriction, condition, limitation or requirement, that (when taken together with all other such actions, restrictions, conditions, limitations and requirements) would reasonably be expected to result in a material adverse effect on the business, operations or financial results of the Surviving Company and its Subsidiaries.

Section 6.04 Indemnification, Exculpation and Insurance.

(a) Parent agrees that all rights existing as of the Agreement Date to indemnification, advancement of expenses and exculpation from Liabilities for acts or omissions occurring at or prior to the Effective Time in favor of the current and/or former directors, officers or employees of the Company and the Company Subsidiaries as provided in their respective memorandum of association or bye-laws (or comparable organizational documents) and any indemnification or other similar agreements of the Company or any of the Company Subsidiaries in effect as of the Agreement Date will continue in full force and effect in accordance with their terms, and Parent will cause the Surviving Company and the Company Subsidiaries to perform their respective obligations thereunder. Without limiting the foregoing, from and after the Effective Time, the Surviving Company will indemnify and hold harmless each individual who was prior to or is as of the Agreement Date, or who becomes prior to the Effective Time, a director, officer or employee of the Company or any of the Company Subsidiaries or who was prior to or is as of the Agreement Date, or who thereafter commences prior to the Effective Time, serving at the request of the Company or any of the Company Subsidiaries as a director, officer or employee of another Person (the “Company Indemnified Parties”), against all claims, Liabilities, Judgments, fines and fees, costs and expenses, including reasonable attorneys’ fees and disbursements, incurred in connection with any Action (including with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement and the Transactions)), arising out of or pertaining to the fact that the Company Indemnified Party is or was a director, officer or employee of the Company or any Company Subsidiary or is or was serving at the request of the Company or any Company Subsidiary as a director, officer or employee of another Person, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Law. In the event of any such Action, (x) each Company Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such Action from the Surviving Company within 10 Business Days of receipt by the Surviving Company from the Company Indemnified Party of a request therefor; provided that any Person to whom expenses are advanced provides an undertaking, if and only to the extent required by the Bermuda Companies Act, the Surviving Company’s memorandum of association or bye-laws (or comparable organizational documents) or any applicable indemnification agreement, to repay such advances if it is ultimately determined by final non-appealable adjudication that such Person is not entitled to indemnification and (y) the Surviving Company will cooperate in the defense of any such matter.

(b) For a period of six years from and after the Effective Time, the Surviving Company will, and Parent will cause the Surviving Company to, either maintain or cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company or the Company Subsidiaries or provide substitute policies for the Company and its current and former directors and officers who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by the Company, in either case, of not less than the existing coverage and having other terms not less favorable to the insured Persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company with respect to claims arising from facts or events that occurred on or before the Effective Time, except that in no event will the Surviving Company be required to pay with respect to such insurance policies in respect of any one policy year more than 300% of the aggregate annual premium most recently paid by the Company prior to the Agreement Date (the “Maximum Amount”), and if the Surviving Company is unable to obtain the insurance required by this Section 6.04(b) it will obtain as much comparable insurance as possible for each year within such six-year period for an annual premium equal to the Maximum Amount. In lieu of such insurance, prior to the Closing Date the Company may, at its option, purchase “tail” directors’ and officers’ liability insurance and fiduciary liability insurance for a period of six years for the Company and its current and former directors, officers and employees who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by the Company, such tail insurance to provide coverage in an amount not less than the existing coverage and to have other terms not less favorable to the insured Persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company with respect to claims arising from facts or events that occurred on or before the Effective Time; provided that in no event will the cost of any such tail insurance exceed the Maximum Amount. The Surviving Company will maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(c) The provisions of this Section 6.04 (i) will survive consummation of the Merger, (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Company Indemnified Parties) to the extent of such indemnified or insured party’s interest herein, and his or her heirs, and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

(d) In the event that the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, the Surviving Company will cause proper provision to be made so that the successors and assigns of the Surviving Company assume the Surviving Company’s obligations set forth in this Section 6.04.

Section 6.05 Transaction Litigation. Subject to entry into a customary joint defense agreement, the Company will give Parent the opportunity to consult with the Company and participate in the defense or settlement of any shareholder Action against the Company, any Company Subsidiary and/or their respective directors or officers relating to the Transactions. None of the Company, any Company Subsidiary or any Representative of the Company will compromise, settle or come to an arrangement regarding any such shareholder Action, in each case unless Parent has consented thereto in writing; provided that the Company may compromise, settle or come to an agreement regarding shareholder Actions, if the resolution of such litigation requires only additional disclosure in the Proxy Statement or the Schedule 13E-3.

Section 6.06 Section 16 Matters. Prior to the Effective Time, the Company and Merger Sub each will take all such steps as may be required to cause any dispositions of Common Shares (including derivative securities with respect to Common Shares) resulting from the Merger and the other Transactions by each individual who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.07 Public Announcements. Each of the Company, Parent and Merger Sub agrees that no public release or announcement concerning the Transactions (including any communication required to be filed with the SEC pursuant to Rule 14a-12 promulgated under the Exchange Act) will be issued by or on behalf of any of them or their Subsidiaries without the prior written consent of the Company (as to any release by Parent or its Affiliates), and Parent

(as to any release by the Company or its Subsidiaries), which consent of such Parties will not be unreasonably withheld or delayed, except as such release or announcement may be required by applicable Law or the rules or regulations of any applicable national securities exchange or Governmental Entity to which the relevant party is subject, in which case the party required to make the release or announcement will use its reasonable best efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance. The Company, Parent and Merger Sub agree that the initial press release announcing the execution and delivery of this Agreement will be a joint press release of Parent and the Company and will not be issued prior to the approval of each of approval of Parent the Company. In addition, each of the Company, Parent and Sumitomo, will be entitled to issue a separate press releases announcing the execution and delivery of this Agreement which, in the case of the Company’s initial press release, will be subject to prior approval of Parent and, in the case of Parent’s and Sumitomo’s press releases, will be subject to the prior approval of the Company (in all cases, such approval not to be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing provisions of this Section 6.07, (i) Sumitomo, Parent, the Representatives of Parent, the Company and the Representatives of the Company may make public releases or announcements concerning the Transactions that are substantially consistent with previous press releases or announcements made by Parent, Sumitomo and/or the Company in compliance with this Section 6.07, provided that any investor conferences or presentations scheduled by the Company will be subject to Parent’s prior review and consent, such consent not to be unreasonably withheld, conditioned or delayed, (ii) Sumitomo, Parent, the Representatives of Parent or Sumitomo, the Company and the Representatives of the Company may make public statements in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are materially consistent with previous press releases, public disclosures or public statements made by the Company, Parent or Sumitomo in compliance with this Section 6.07 and do not reveal material, non-public information regarding the other parties, the Merger, or the other Transactions, and (iii) the restrictions set forth in this Section 6.07 do not apply to any release or announcement (or any portion thereof) made or proposed to be made in connection with, or in response to, an Adverse Recommendation Change or an Alternative Proposal.

Section 6.08 Employment and Company Benefits.

(a) Until December 31, 2021, Parent will, or will cause the Surviving Company to, provide each Company Employee with (i) a base salary or hourly wage rate that is no less favorable than the base salary or hourly wage rate provided to the Company Employee immediately prior to the Closing Date, (ii) target short-term incentive compensation opportunities that are substantially comparable in the aggregate to the short-term incentive compensation opportunities in effect for the Company Employee immediately prior to the Closing Date (for purposes of clarity, excluding retention, change in control or similar compensation), and (iii) health and welfare benefits and defined contribution plan opportunities that, with respect to each Company Employee, are substantially comparable in the aggregate than the health and welfare benefits and defined contribution plan opportunities provided to such Company Employee immediately prior to the Closing Date. For purposes of this Agreement, “Company Employee” means any employee of the Company or any Company Subsidiary who is employed at the Closing Date and who remains employed with the Surviving Company, any of its Subsidiaries, or any other Affiliate of Parent immediately following the Closing.

(b) If requested by Parent in a writing delivered to the Company not less than five Business Days before the anticipated Effective Time and if Parent, as of such time, has adopted a 401(k) plan that (i) permits rollover contributions, and (ii) provides for employer matching contributions and employee vesting provisions with respect to such matching contributions that are no less favorable than the benefits provided to Company Employees under the Company 401(k) Plan that has been disclosed in Section 5.01(l) of the Company Disclosure Letter, the Company Board (or the appropriate committee thereof) will adopt resolutions and take such corporate action as is necessary to terminate the 401(k) plans sponsored by the Company or any Company Subsidiary (collectively, the “Company 401(k) Plan”), effective as of the day prior to the Effective Time. Following the Effective Time and as soon as practicable following receipt of a favorable determination letter from the IRS on the termination of the Company 401(k) Plan (if Parent determines to seek a determination letter), the Surviving Company will cause the assets thereof to be distributed to such participants.

(c) No provision of this Agreement will (i) create any right in any Company Employee or any other employee of the Company or any Company Subsidiary to continued employment by Parent, the Surviving Company or their respective Affiliates, or preclude the ability of Parent or the Surviving Company or their respective Affiliates to terminate the employment of any employee for any reason; (ii) require Parent or the Surviving Company or any of their respective Affiliates to continue any particular Company Benefit Plans or prevent the amendment, modification or termination thereof after the Closing Date; or (iii) be treated as an amendment to any employee benefit plan of Parent or the Company or any of their respective Affiliates. Without limiting the generality of Section 9.07, and any provision in this Agreement to the contrary notwithstanding, nothing in this Section 6.08 will create any third party beneficiary rights in any Person, including any Company Employee or current or former Service Provider of the Company or its Affiliates (or any beneficiaries or dependents thereof).

Section 6.09 Merger Sub; Parent Subsidiaries. Parent will cause each of Merger Sub and any other applicable Affiliate of Parent to comply with and perform all of its obligations under or relating to this Agreement and the Statutory Merger Agreement, including in the case of Merger Sub to consummate the Merger on the terms and conditions set forth in this Agreement and the Statutory Merger Agreement. Immediately following the execution of this Agreement, Parent, as sole stockholder of Merger Sub, will adopt and approve this Agreement.

Section 6.10 Stock Exchange Delisting; Deregistration. Prior to the Closing Date, the Company will cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of NASDAQ to enable the delisting by the Surviving Company of the Common Shares from NASDAQ and the deregistration of the Common Shares under the Exchange Act as promptly as practicable after the Effective Time.

Section 6.11 Notice of Certain Regulatory Events. In furtherance (and not in limitation) of Section 6.03, from the Agreement Date and until the Effective Time or the earlier termination of this Agreement pursuant to Section 8.01, the Company will (a) promptly inform Parent of and wherever practicable give Parent reasonable advance notice of any prescheduled teleconference or in person meeting with the FDA or any other Governmental Entity in connection with any Product Candidate; (b) promptly deliver to Parent copies of any material, substantive correspondence received from the FDA or other Governmental Entity in connection with any Product Candidate, including correspondence with respect to (i) the approval or denial of any Marketing Approval of any Product Candidate; (ii) any change in the marketing classification or a change in the labelling or proposed labeling of any Product Candidate; (iii) the mandatory or voluntary termination, enjoinment or suspension of the testing (including the imposition of a clinical trial hold or other suspension or termination of a Clinical Trial), manufacturing, marketing, export, import, or distribution of any Product Candidate; or (iv) a non-coverage or pricing determination by the Centers for Medicare and Medicaid Services, any other material third-party payor, or any foreign Governmental Entity with authority over pharmaceutical products with respect to any Product Candidate; and (c) provide Parent with reasonable advance copies of, and consider in good faith any comments of Parent with respect to, any material correspondence or written submission prior to delivery thereof by the Company to the FDA or any other Governmental Entity in connection with any Product Candidate.

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each Party to effect the Merger is subject to the satisfaction or, to the extent permitted by Law, waiver at or prior to the Closing of the following conditions:

(a) Shareholder Approval. The Company Shareholder Approval and the Minority Shareholder Approval have each been obtained.

(b) No Legal Restraints. No applicable Law and no Judgment, preliminary, temporary or permanent, or other legal restraint or prohibition and no binding order or determination by any Governmental Entity (collectively, the “Legal Restraints”) is in effect that prevents, makes illegal or prohibits the consummation of the Merger and the other Transactions.

Section 7.02 Conditions to Obligations of the Company. The obligations of the Company to consummate the Merger are further subject to the satisfaction or, to the extent permitted by Law, waiver at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub contained in this Agreement (except for the representations and warranties contained in Section 4.01, Section 4.02, and Section 4.10) are true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect; and (ii) the representations and warranties of Parent and Merger Sub contained in Section 4.01, Section 4.02, and Section 4.10 are true and correct in all material respects at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date).

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub has performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing.

(c) Parent Certificate. Parent has delivered to the Company a certificate, dated as of the Closing Date and signed by an authorized officer of Parent, certifying to the effect that the conditions set forth in Section 7.02(a) and Section 7.02(b) have been satisfied.

Section 7.03 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are further subject to the satisfaction or, to the extent permitted by Law, waiver at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company contained in this Agreement (except for the representations and warranties contained in Section 3.01, Section 3.02, Section 3.03, Section 3.04, Section 3.09(b), Section 3.21, the first sentence of Section 3.22, and the first sentence of Section 3.23 are true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect; (ii) the representations and warranties of the Company contained in Section 3.02, Section 3.03(c), Section 3.03(d), Section 3.04, Section 3.21, the first sentence of Section 3.22 and the first sentence of Section 3.23 are true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date) in all material respects; (iii) the representations and warranties of the Company set forth in Section 3.03(a) and Section 3.03(b) are true and correct as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except for any inaccuracies that are, taken together in the aggregate, de minimis as compared to the total number of shares set forth in Section 3.03(a); and (iv) the representations and warranties of the Company contained in Section 3.01 and in Section 3.09(b) are true and correct in all respects at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date).

(b) Performance of Obligations of the Company. The Company has performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.

(c) No Material Adverse Effect. Since the Agreement Date, there has not occurred any circumstance, occurrence, effect, change, event, or development that has had or would reasonably be expected to have a Company Material Adverse Effect that is continuing as of the Closing.

(d) Company Certificate. The Company has delivered to Parent a certificate, dated as of the Closing Date and signed by its Chief Executive Officer or Chief Financial Officer, certifying to the effect that the conditions set forth in Section 7.03(a), Section 7.03(b), and Section 7.03(c) have been satisfied.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.01 Termination. This Agreement may be terminated at any time prior to the Effective Time (except with respect to Section 8.01(d) and Section 8.01(f), whether before or after receipt of the Company Shareholder Approval):

(a) by mutual written consent of the Company (provided that such termination has been approved by the Special Committee) and Parent;

(b) by either the Company or Parent:

(i) if the Merger is not consummated on or before 5:00 p.m. Pacific Time on May 12, 2021 (the “End Date”); provided, that the right to terminate this Agreement under this Section 8.01(b)(i) will not be available to any Party whose breach of any provision of this Agreement or the Voting and Support Agreement directly or indirectly causes or results in the failure of the Merger to be consummated by the End Date;

(ii) if the condition set forth in Section 7.01(b) is not satisfied and the Legal Restraint giving rise to such non-satisfaction has become final and non-appealable; or

(iii) if the Minority Shareholder Approval has not been obtained at a duly convened Company Shareholders Meeting or any adjournment or postponement thereof at which a vote on the Merger was taken.

(c) by the Company, if Parent or Merger Sub has breached any representation, warranty, covenant or agreement contained in this Agreement, or if any representation or warranty of Parent or Merger Sub has become untrue, in each case, such that the conditions set forth in Section 7.02(a) or Section 7.02(b), as the case may be, could not be satisfied as of the Closing Date; provided, however, that the Company may not terminate this Agreement pursuant to this Section 8.01(c) unless any such breach or failure to be true has not been cured by the earlier of (i) 20 Business Days after written notice by the Company to Parent informing Parent of such breach or failure to be true and (ii) the End Date; and provided, further, that the Company may not terminate this Agreement pursuant to this Section 8.01(c) if the Company is then in breach of this Agreement in any material respect;

(d) by the Company prior to receipt of the Company Shareholder Approval, in order to enter into a definitive written agreement providing for a Superior Proposal in accordance with Section 5.03(d); provided that the Company pays the Termination Fee substantially concurrently with such termination (it being understood that the Company will enter into such definitive written agreement substantially concurrently with such termination of this Agreement);

(e) by Parent, if the Company has breached any representation, warranty, covenant or agreement contained in this Agreement, or if any representation or warranty of the Company has become untrue, in each case, such that the conditions set forth in Section 7.03(a), Section 7.03(b), or Section 7.03(c), as the case may be, could not be satisfied as of the Closing Date; provided, however, that Parent may not terminate this Agreement pursuant to this Section 8.01(e) unless any such breach or failure to be true has not been cured by the earlier of (i) 20 Business Days after written notice by Parent to the Company informing the Company of such breach or failure to be true and (ii) the End Date; and provided, further, that Parent may not terminate this Agreement pursuant to this Section 8.01(e) if Parent or Merger Sub is then in breach of this Agreement or the Voting and Support Agreement in any material respect;

(f) by Parent prior to the Company Shareholders Meeting if (i) an Adverse Recommendation Change has occurred (provided that a written notice delivered by the Company to Parent pursuant to Section 5.03(d)(i) stating the Company’s intention to make an Adverse Recommendation Change in advance thereof will not in and of itself result in Parent having any termination rights pursuant to this Section 8.01(f)), (ii) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act made by a third party the Special Committee fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within 10 business days of the commencement of such tender offer or exchange offer, (iii) after the public disclosure of an Alternative Proposal, the Special Committee fails to publicly reaffirm the Company Recommendation no later than the earlier of (A) 10 Business Days after Parent so requests in writing and (B) two Business Days prior to the End Date, provided that the Company must receive the request from Parent at least 24 hours prior to such reaffirmation being required; provided, further, that in no event will the Company or the Special Committee be obligated to publicly reaffirm the Company Recommendation on more than one occasion with respect to each such publicly announced Acquisition Proposal or on more than one occasion with respect to each publicly announced material modification thereof, or (v) there has been an intentional and material breach of Section 5.03(a) or;

(g) by the Company if the Company Shareholder Approval has not been obtained at a duly convened Company Shareholders Meeting or any due adjournment or postponement thereof at which a vote on the Merger was taken.

Section 8.02 Effect of Termination. In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.01, this Agreement will forthwith become void and have no effect, without any Liability on the part of the Parties (or any shareholder or Representative of a Party), other than Liability arising from a breach of the final sentence of Section 6.02, Section 6.07, this Section 8.02, Section 8.03 and Article IX, which provisions will survive such termination of this Agreement and provided that, nothing herein will relieve a Party from Liability resulting from such Party’s fraud or willful and material breach of this Agreement. For purposes of this Agreement, “willful breach” means a breach that is a consequence of an act or omission undertaken by the breaching Party with the Knowledge that the taking of, or failure to take, such act would, or would reasonably be expected to, cause or constitute a breach of this Agreement; it being acknowledged and agreed, without limitation, that any failure by any Party to consummate the Merger and the other Transactions after the applicable conditions thereto have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, which conditions would be capable of being satisfied at such time) will constitute a willful breach of this Agreement.

Section 8.03 Fees and Expenses. Except as specifically provided for herein, all fees and expenses incurred in connection with the Merger and the other Transactions will be paid by the Party incurring such fees or expenses, whether or not such transactions are consummated.

(a) The Company will pay to Parent a fee of $13,620,000 (the “Termination Fee”) if:

(i) the Company terminates this Agreement pursuant to Section 8.01(d) or Parent terminates this Agreement pursuant to Section 8.01(f); or

(ii) (A) after the Agreement Date but prior to the termination of this Agreement pursuant to Section 8.01, an Alternative Proposal is made by a third party to the Company or the Special Committee and not withdrawn (publicly if such Alternative Proposal has been made known publicly) prior to the Company Shareholders Meeting or is made directly to the Company’s shareholders by a third party and not publicly withdrawn prior to the Company Shareholders Meeting; (B) thereafter this Agreement is terminated by Parent or the Company pursuant to Section 8.01(b)(i) (but in the case of a termination by the Company, only if at such time Parent would not be prohibited from terminating this Agreement pursuant to the proviso to Section 8.01(b)(i)), by Parent pursuant to Section 8.01(e) or by Parent or the Company pursuant to Section 8.01(b)(iii); and (C) within 12 months of such termination, (x) the Company enters into a definitive Contract for an Alternative Proposal and such Alternative Proposal is consummated (whether during or after such 12-month period) or (y) an Alternative Proposal is consummated; provided, however, that for purposes of this Section 8.03(a)(ii), the references to 20% in the definition of “Alternative Proposal” will be deemed to be references to 50%.

Any Termination Fee due under this Section 8.03(a) will be paid by wire transfer of same-day funds (x) in the case of termination of this Agreement pursuant to Section 8.01(d), substantially concurrently with and not later than the next Business Day following such termination, (y) in the case of termination of this Agreement pursuant to Section 8.01(f), on the Business Day immediately following the date of such termination, and (z) in the case of clause (ii) above, on the date of consummation as referred to in clause (ii)(C) above.

(b) The Company acknowledges that the agreements contained in this Section 8.03 are an integral part of the Transactions and that, without these agreements, Parent and Merger Sub would not enter into this Agreement. Accordingly, if the Company fails to pay the Termination

Fee as and when due to Parent pursuant to this Section 8.03, it will also be obligated to pay any costs and expenses incurred by Parent and its Affiliates in connection with a legal action to enforce this Agreement that results in a judgment against the Company for the Termination Fee (the “Costs and Expenses”), together with interest on the amount of any unpaid Termination Fee and Costs and Expenses at the publicly announced prime rate of Citibank, N.A. from the date such Termination Fee and/or Cost or Expense was required to be paid to (but excluding) the payment date (the “Interest”). If Parent receives payment of the Termination Fee (and if payable pursuant to this Section 8.03, the Costs and Expenses and/or Interest) under the circumstances in which it is payable as provided in this Section 8.03, without limiting Parent’s rights in the case of fraud or willful breach, the receipt of the Termination Fee, together with the Costs and Expense and/or Interest, if payable pursuant to this Section 8.03, will be deemed to be liquidated damages for any and all damages or losses suffered or incurred by Parent, Merger Sub or any of its Affiliates in connection with this Agreement and the termination of this Agreement (or any matter forming the basis for such termination), and neither Parent, Merger Sub nor any of their respective Affiliates will be entitled to bring any Action or otherwise be entitled to any remedy against the Company or any of its Affiliates, at law or in equity or otherwise, arising from or in connection with this Agreement (including the termination thereof) or any of the Transactions. Any payment of the Termination Fee made by the Company will be payable only once and not in duplication even though such payment may be payable under one or more provisions of this Section 8.03.

Section 8.04 Amendment. This Agreement may be amended by the Parties at any time before or after receipt of the Company Shareholder Approval or the Minority Shareholder Approval; provided, however, that (i) after receipt of the Company Shareholder Approval or the Minority Shareholder Approval, no amendment that by Law or by the IRA, requires further approval by the Company’s shareholders will be made without the further approval of such shareholders, and (ii) except as provided above, no amendment of this Agreement will be submitted to be approved by the Company’s shareholders unless required by Law or the IRA. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties and any such amendment or waiver by the Company will be at the direction of and approved by the Special Committee. Termination of this Agreement prior to the Effective Time will not require the approval of the shareholders of Parent, Merger Sub, or the Company.

Section 8.05 Extension; Waiver. At any time prior to the Effective Time, the Parties may (a) extend the time for the performance of any of the obligations or other acts of the other Parties; (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement; (c) waive compliance with any covenants and agreements contained in this Agreement; or (d) waive the satisfaction of any of the conditions contained in this Agreement. No extension or waiver by the Company will require the approval of the Company’s shareholders unless such approval is required by Law but will be at the direction of and approved by the Special Committee. Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such Party. No failure or delay by any Party in exercising any right, power, or privilege hereunder will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power, or privilege. The rights and remedies herein provided will be cumulative and not exclusive of any rights or remedies provided by Law.

ARTICLE IX

GENERAL PROVISIONS

Section 9.01 Nonsurvival of Representations and Warranties. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement will survive the Effective Time. This Section 9.01 will not limit Section 8.02, Section 8.03 or any covenant or agreement of the Parties that by its terms contemplates performance after the Effective Time.

Section 9.02 Notices. All notices, requests, claims, demands and other communications under this Agreement will be in writing (including email, so long as a receipt of such email is requested and received) and will be given to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the Party to receive such notice:

(a) if to the Company, to:

Urovant Sciences, Ltd.

5281 California Ave., Suite #100

Irvine, CA 92671

Email:          bryan.smith@urovant.com

Attention:    General Counsel

with a copy (which will not constitute notice) to:

O’Melveny & Myers LLP

610 Newport Center Drive, 17th Floor

Newport Beach, California 92660

Facsimile:    (949) 823-6994

Email:           mpeterson@omm.com

Attention:     Mark D. Peterson

(b) if to Sumitomo, Parent or Merger Sub, to:

Sumitovant Biopharma Ltd.

11-12 St. James’s Square, Suite 1, 3rd Floor

London, United Kingdom SW1Y 4LB

Email:           marianne.romeo@roivant.com

Attention:     Marianne L. Romeo, Head, Global Transactions & Risk Management

and to:

Sumitovant Biopharma, Inc.

151 W. 42nd Street, 15th Floor

New York, NY 10036

Email:           tara.soni@sumitovant.com

Attention:     Tara Soni, Head of Legal and Compliance

and to:

Sumitomo Dainippon Pharma Co., Ltd.

6-8, Doshomachi 2-Chome, Chuo-ku

Osaka, Japan 541-0045

Facsimile:     +81-3-5159-3004

Email:           tsutomu-nakagawa@ds-pharma.co.jp

Attention:     Tsutomu Nakagawa, Senior Director, Global Corporate Strategy

with a copy (which will not constitute notice) to:

Jones Day

3161 Michelson Drive

Irvine, California 91612

Facsimile:    (949) 553-7539

Email:           jonnbeeson@jonesday.com

Attention:     Jonn R. Beeson

All such notices, requests and other communications will be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request, or communication will be deemed to have been received on the next succeeding Business Day in the place of receipt.

Section 9.03 Definitions. For purposes of this Agreement:

“Action” means any criminal, judicial, administrative or arbitral action, audit, charge, claim, complaint, qui tam action, demand, hearing, investigation if, in the case of the Company, the Company has Knowledge thereof, litigation, mediation, proceeding, citation, summons, subpoena or suit, whether civil, criminal, administrative, judicial or investigative, whether formal or informal, whether public or private, commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity.

An “Adverse Recommendation Change” will occur if the Special Committee (a) fails to include the Company Recommendation in the Proxy Statement; (b) fails to make, withdraws, qualifies or modifies or proposes publicly to withdraw, qualify or modify the Company Recommendation in a manner adverse to Parent; or (c) takes any public action, or makes any public statement, filing or release adverse to the Company Recommendation (including recommending against the Merger or approving, endorsing or recommending any Alternative Proposal).

An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person; provided that for purposes of this definition as used in this Agreement and the Voting Agreement, (a) none of the Company, any of the Company Subsidiaries, Sumitomo Chemical Company, Limited or any Subsidiary of Sumitomo Chemical Company, Limited (other than Sumitomo and its Subsidiaries) will be deemed to be Affiliates of Sumitomo, Parent or Merger Sub, and (b) none of Sumitomo Chemical Company, Limited or any Subsidiaries of Sumitomo Chemical Company, Limited (including Sumitomo, Parent and Merger Sub, but excluding the Company and the Company Subsidiaries) will be deemed to be Affiliates of the Company and the Company Subsidiaries.

“Alternative Proposal” means any proposal or offer (whether or not in writing), other than from Parent, Merger Sub or their Affiliates, with respect to any (a) merger, amalgamation, scheme of arrangement, consolidation, share exchange, other business combination, or tender offer, share purchase or other transaction involving or relating to the Company that would result in any Person or Group beneficially owning 20% or more of the outstanding equity interests of the Company or any successor or parent company thereto; (b) sale, contribution or other disposition, directly or indirectly (including by way of merger, amalgamation, scheme of arrangement, consolidation, share exchange, other business combination, partnership, joint venture, sale of share capital of or other equity interests in a Company Subsidiary or otherwise) of any business or assets of the Company or the Company Subsidiaries representing 15% or more of the assets (whether by fair market value or book value) of the Company and the Company Subsidiaries, taken as a whole; (c) issuance, sale or other disposition, directly or indirectly, to any Person (or the shareholders of any Person) or Group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of the Company; (d) transaction in which any Person (or the shareholders of any Person) will acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group that beneficially owns or has the right to acquire beneficial ownership of, 20% or more of the Common Shares or securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of the Company; or (e) any combination of the foregoing (in each case, other than the Transactions).

“Anti-Bribery Laws” means the FCPA, the UK Bribery Act 2010, the Bermuda Bribery Act 2016, the Organization for Economic Cooperation and Development Convention Against Bribery of Foreign Public Officials in International Business Transactions, in each case as amended, and legislation implementing such convention, and any other applicable anti-bribery or anti-corruption Laws.

“BLA” means a biologics license application submitted to FDA pursuant to Section 351 of the PHSA, and all amendments or supplements thereto.

“Business Day” means any day other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in (a) Tokyo, Japan; (b) Bermuda; (c) London, United Kingdom; or (d) New York, New York.

“cGCP” means, as applicable, those current good clinical practices, standards, and procedures set forth in Law, including (a) the FDCA and its applicable implementing regulations at 21 C.F.R. Parts 50, 54, 56 and 312; (b) the International Conference on Harmonization (ICH) guidance titled “Guidance for Industry E6 Good Clinical Practice: Consolidated Guidance” and including related requirements imposed by Directive 2001/20/EC and Directive 2005/28/EC as both Directives are progressively repealed and replaced by Regulation No (EU) 536/2014 and Regulation No (EU) 2017/556, respectively; and (c) other foreign equivalents of the foregoing, in each case, as same may be amended from time to time.

“cGLP” means, as applicable, the current good laboratory practices set forth in Law, including (a) the FDCA and its applicable implementing regulations at 21 C.F.R. Part 58; (b) Directive 2004/10/EC of the European Parliament and of the Council of 11 February 2004 on the harmonization of laws, regulations and administrative provisions relating to the application of the principles of good laboratory practice and the verification of their applications for tests on chemical substances (codified version) and Directive 2004/9/EC of the European Parliament and of the Council of 11 February 2004 on the inspection and verification of good laboratory practice (GLP) (Codified Version); and (c) other foreign equivalents of the foregoing, in each case, as same may be amended from time to time.

“cGMP” means, as applicable, those current good manufacturing practices related to the manufacture of pharmaceutical products and any precursors thereto set forth in Law, including (a) the FDCA and 21 C.F.R. Parts 210-211, (b) guidelines and regulations of standard compilations in EU Directive 2003/94/EC laying down principles and guidelines of good manufacturing practice in respect of medicinal products for human use and investigational medicinal products for human use, the EU Guidelines to Good Manufacturing Practice for medicinal products for human use; and (c) other foreign equivalents of the foregoing, in each case, as same may be amended from time to time.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Clinical Trial” means any clinical investigation, study, or trial conducted on one or more human subjects, including (a) a Phase I Clinical Trial; (b) a Phase II Clinical Trial; (c) a Phase III Clinical Trial; (d) a Phase IV Clinical Trial; and (e) an IIR Trial.

“Clinical Trial Authorization” means any approvals permitting the conduct of a Clinical Trial, including (a) INDs and foreign equivalents thereof required to be obtained from a Governmental Entity; (b) approvals of IRBs; and (c) supplements, amendments, protocols and other submissions made with respect to the forgoing (a) and (b).

“CMO” means contract manufacturing organization.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company Balance Sheet” means the audited consolidated balance sheet of the Company as of the Company Balance Sheet Date and the footnotes thereto set forth in the Previously Filed Company SEC Documents.

“Company Balance Sheet Date” means September 30, 2020.

“Company Benefit Plan” means (a) each “employee benefit plan,” as defined in Section 3(3) of ERISA, whether or not subject to ERISA; (b) each other severance pay, salary continuation, pay in lieu of notice, employment, consulting, bonus, incentive, retention, change in control, compensation, stock option, stock purchase, stock unit, restricted stock, or other compensation based on or relating to equity, fringe benefit, loan, relocation, health insurance, life insurance, disability insurance, retirement, provident fund, pension, profit sharing or deferred compensation plan, contract, program, fund, policy or arrangement of any kind; and (c) each other employee benefit plan, contract, programs, fund, policy or arrangement (whether written or oral, qualified or nonqualified, funded or unfunded, foreign or domestic) and any trust, escrow or similar agreement related thereto, whether or not funded, in respect of any present or former employees, directors, officers, shareholders, consultants or individual independent contractors of the Company or a Company Subsidiary that is sponsored, maintained, contributed to, or required to be contributed to, by the Company or a Company Subsidiary, or with respect to which the Company or a Company Subsidiary has or could reasonably be expected to have any Liability.

“Company Board” means the Board of Directors of the Company.

“Company IP” means, collectively, (a) all Owned IP and (b) all Third Party IP.

“Company Material Adverse Effect” means a material adverse effect on (a) the financial condition, business, assets or results of operations of the Company and the Company Subsidiaries, taken as a whole, excluding any such effect to the extent resulting from (i) changes in general economic, political, regulatory or legislative conditions or the financial, securities, credit or other capital markets in any jurisdiction in which the Company or any of the Company Subsidiaries operate; (ii) changes generally affecting the pharmaceutical urology product industry in which the Company and the Company Subsidiaries operate; (iii) geopolitical conditions, any outbreak or escalation of hostilities, acts of war (whether or not declared), acts of armed hostility, sabotage, or terrorism; (iv) any hurricane, tornado, tsunami, flood, volcanic eruption, earthquake, nuclear incident, pandemic (including COVID-19 and any COVID-19 Measures), quarantine restrictions, or other natural or man-made disaster; (v) the identity of Parent or Merger Sub as a Party to this Agreement, including the impact thereof on relationships, contractual or otherwise, with any Governmental Entity or any customers, suppliers, distributors, licensors, licensees, partners or employees of the Company or the Company Subsidiaries; (vi) changes or prospective changes in GAAP or Law (or interpretation or enforcement thereof); (vii) changes in the market price or trading volume of the Common

Shares or the credit rating of the Company (provided that, to the extent not subject to any of the other exceptions herein, a fact, condition, change, development or event underlying or that contributed to such changes may be taken into account in determining whether there has been a Company Material Adverse Effect); (viii) the failure of the Company and the Company Subsidiaries to meet internal, published or analysts’ expectations or projections, performance measures, operating statistics, budgets, guidance, estimates, or revenue, earnings or other financial or operating metric predictions (provided that, to the extent not subject to any of the other exceptions herein, a fact, condition, change, development or event underlying or that contributed to such failure may be taken into account in determining whether there has been a Company Material Adverse Effect); (ix) the negotiation, announcement, pendency or consummation of the Transactions (it being understood that this clause (ix) will not apply to the term “Company Material Adverse Effect” as used in Section 3.09, any representation or warranty contained in this Agreement to the extent that such representation and warranty expressly addresses the consequences resulting from the execution and delivery of this Agreement, the announcement or pendency of this Agreement, the consummation of the Transactions, or the performance of obligations hereunder or thereunder, or Section 7.02(a) with respect to any such representation or warranty); (x) any stockholder class action, derivative or similar litigation, suit, action or proceeding in respect of this Agreement (or the Transactions), or the Proxy Statement or the Schedule 13E-3 (including breach of fiduciary duty and disclosure claims); (xi) any determination, finding or response from any Governmental Entity regarding the matters set forth on Section 9.03 of the Company Disclosure Letter under the heading “Regulatory Matters”; (xii) any matter set forth on Section 9.03 of the Company Disclosure Letter under the heading “Company Material Adverse Effect”; or (xiii) any action taken by the Company or the Company Subsidiaries (A) at the written direction of Parent or (B) in accordance with the express terms of this Agreement; other than, in the case of clause (i), (ii), (iii), (iv) or (vi), for such changes or events that have a disproportionate effect on the Company and the Company Subsidiaries, taken as a whole, relative to other participants in the pharmaceutical urology product industry in which the Company and the Company Subsidiaries operate (which shall be taken into account in determining whether there has been a Company Material Adverse Effect but only to the extent of the incremental disproportionate effect thereof); or (b) the Company’s ability to consummate the Merger prior to the End Date.

“Company Option” means an option to purchase Common Shares granted under the Company Share Plan.

“Company Restricted Share” means a Common Share granted under the Company Share Plan that is subject to a restriction on transfer that lapses at the end of a specified period or periods.

“Company RSU” means a time-based restricted share unit granted under the Company Share Plan.

“Company Share Award” means each Company Option, Company Restricted Share, Company RSU, SARs, and any other award granted under the Company Share Plan that may be settled in Common Shares or is tied to the value of a Common Share.

“Company Share Plan” means the Company’s 2017 Equity Incentive Plan, as amended and restated.

“Company Shareholder Approval” means the affirmative vote of the holders of at least 66 2⁄3% of the aggregate voting rights of the issued and outstanding Common Shares entitled to vote and voting at the Company Shareholders Meeting.

“Company Subsidiary” means any Subsidiary of the Company.

“Company Warrant” means each of (i) that certain Warrant Agreement to Purchase Common Shares of Urovant Sciences Ltd., dated as of February 20, 2019, granted to Hercules Capital, Inc., formerly known as Hercules Technology Growth Capital, Inc., a Maryland corporation (“Hercules”), and (ii) that certain Warrant Agreement to Purchase Common Shares of Urovant Sciences Ltd., dated as of September 20, 2019, granted to Hercules.

“Contract” means, with respect to any Person, any legally binding agreement, contract, note, bond, deed, mortgage, lease, sublease, license, sublicense, option, instrument, commitment, purchase order, covenant-not-to-sue, or other legally binding arrangement, whether written or oral: (a) to which such Person is a party; (b) by which such Person or any of its assets is legally bound or under which such Person has any legal obligation or (c) under which such Person has any legal right or legal interest.

“Copyrights” means all copyrightable works (including software), whether published or unpublished and copyright registrations, applications for registration, and extensions thereof.

“CRO” means a contract research organization, including those defined in (a) 21 C.F.R. Part 312.3(b); (b) ICH GCP E6; (c) and foreign equivalents of the foregoing, each as may be amended from time to time.

“COVID-19” means SARS-CoV-2 or COVID-19 (and all related strains and sequences), including any intensification, resurgence or any evolutions or mutations thereof, and/or related or associated epidemics, pandemics, disease outbreaks or public health emergencies.

“COVID-19 Measures” means the Company’s and its Subsidiaries’ compliance with any quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, sequester, safety or similar Law, guidelines or recommendations promulgated by any Governmental Entity, the Centers for Disease Control and Prevention or the World Health Organization, in each case, in connection with, related to, or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act (Public Law 116-136), signed into law on March 27, 2020 and Families First Coronavirus Response Act.

“EMA” means the European Medicines Agency.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity (whether or not incorporated) other than the Company that (a) is under common control within the meaning of Section 4001(b)(1) of ERISA with the Company; or (b) together with the Company, is required to be treated as a single employer under Section 414 of the Code.

“ESPP” means the Company’s 2019 Employee Stock Purchase Plan.

“ESPP Purchase Right” means a right to purchase Common Shares issued under the ESPP.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“FCPA” means the U.S. Foreign Corrupt Practices Act of 1977 (15 U.S.C. § 78dd-1, et seq.), as amended.

“FDA” means the United States Food and Drug Administration.

“FDCA” means the Federal Food, Drug, and Cosmetic Act (21 U.S.C. § 301 et seq.) and its applicable implementing regulations, each as amended.

“GAAP” means United States generally accepted accounting principles.

“Government Official” means (a) an employee, officer or representative of, or any person otherwise acting in an official capacity for or on behalf of a Governmental Entity; (b) a legislative, administrative, or judicial official, regardless of whether elected or appointed; (c) an officer of or individual who holds a position in a political party; (d) a candidate for political office; (e) an individual who holds any other official, ceremonial, or other appointed or inherited position with a government or any of its agencies; or (f) an officer or employee of a supranational organization (e.g., World Bank, United Nations, International Monetary Fund).

“Governmental Entity” means any United States or any other national, supranational, foreign (including the EU), provincial, state, municipal or local government, governmental, regulatory or administrative authority, agency, body, branch, or any agent or contractor thereof, or bureau, boards, instrumentality or commission or any court, tribunal, judicial or arbitral body, industry or trade, including competition authorities and any institution or any agency thereof, including the FDA, U.S. Department of Health and Human Services, National Institute of Health, European Commission, EMA, EU national competent authorities, the Bermuda Monetary Authority and any IRB. The term also includes officials, agents, employees or representatives, of the entities outlined in this definition.

“GxP” means, collectively, cGCP, cGLP, cGMP and other applicable, generally accepted industry best practice standards for the pharmaceutical or biotech industry.

“HCP” means any Person qualified to (a) prescribe, administer, use or supply any medicinal or medical products or (b) perform any professional medical, laboratory, research, nursing, phlebotomy, behavioral health, or other clinical services; the foregoing to include, any Investigator, physician, pharmacist, registered nurse, licensed practical nurse, advanced practice nurse, nurse practitioner, certified registered nurse practitioner, physician assistant, therapist, mental health coach or other health care provider or practitioner, including key opinion leaders.

“Health Care Laws” means all Laws that regulate pharmaceuticals, biologics and other medical products, including those related to the development, manufacturing, sale, distribution and promotional activities, the conduct of pre-clinical and non-clinical studies and Clinical Trials and interactions with and licensure and accreditation of HCPs, including the following: (a) the FDCA; (b) the PHSA; (c) the Clinical Laboratory Improvement Amendments (42 U.S.C. § 263a); (d) Medicare (Title XVIII of the Social Security Act) and Medicaid (Title XIX of the Social Security Act); (e) the federal Anti-kickback Statute (42 U.S.C. § 1320a-7b(b)), the Stark Anti-Self-Referral Law (42 U.S.C. § 1395nn), the Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a and 1320a-7b), the civil False Claims Act (31 U.S.C. §§ 3729 et seq.), the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)), the exclusion laws (42 U.S.C. § 1320a-7), the federal Physician Payments Sunshine Act (42 U.S.C. § 1320a-7h), and any similar or equivalent state Laws; (f) Laws of all applicable jurisdictions governing medical, nursing, pharmacy and other health care professional practice, the corporate practice of medicine, telemedicine, telehealth, remote prescribing, health care provider fee-splitting, establishing or marketing or managing health care provider networks, and any similar or equivalent Laws; (g) the Patient Protection and Affordable Care Act (Public Law No. 111-148), as amended by the Health Care and Education Reconciliation Act of 2010 (Public Law No. 111-152); (h) the International Conference on Harmonisation (ICH) Consolidated Guidance on Good Clinical Practice E6(R2); (i) 45 C.F.R. Parts 46 and 21 C.F.R. Parts 312, 812, 50, 54 and 56 and state research regulations; (j) the Clinical Laboratory Improvement Amendments of 1988, Pub. L. 100-578 as contained in 42 C.F.R. Part 493; (k) the FDA software validation principles; (l) the regulations set forth at 21 C.F.R. Part 11; (m) the Federal Controlled Substances Act, 21 U.S.C. § 801 et seq.; (n) EU Directive 2001/83/EC (the Community code relating to medicinal products for human use), Regulation (EC) No 726/2004, Regulation (EC) No 141/2000, Regulation (EC) No

1901/2006, Regulation (EC) No 1394/2007, each as amended, EU Directive 2001/20/EC and Directive 2005/28/EC as both Directives are progressively repealed and replaced by Regulation No (EU) 536/2014 and Regulation No (EU) 2017/556, respectively; and (o) GxP and similar or equivalent Laws of all applicable jurisdictions.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996 and the rules and regulations promulgated thereunder, including the privacy rule at 45 C.F.R. Part 160 and Part 164, Subparts A and E, the security rule at 45 C.F.R. 164, Subpart C, and the data breach notification rule at 45 C.F.R. Subpart D, as each be amended from time to time, including as amended under the Health Information Technology for Economic and Clinical Health Act provisions of the American Recovery and Reinvestment Act of 2009, Pub. Law No. 111-5 and its implementing regulations (referred to as “HITECH”).

“IIR Trial” means a “sponsor-investigator” trial, as defined in 21 C.F.R. Part 312.3(b) and any other Clinical Trial or investigation regarding which an Investigator, hospital, academic medical center, CRO or entity other than a pharmaceutical, biotech or medical device company serves as the Sponsor.

“In-bound License” means each Contract in or under or pursuant to which the Company or a Company Subsidiary is granted any license (exclusive, non-exclusive, or otherwise), covenant not to sue, covenant not to assert, covenant not to enforce, immunity from liability or Action, or other right to use or hold any Third Party IP, in each case, other than Contracts for the license of commercially available off-the-shelf software, clinical trial agreements, non-disclosure agreements or material transfer agreements, in each case, entered into in the ordinary course of business consistent with past practice.

“IND” means any investigational new drug application filed with the FDA pursuant to 21 C.F.R. Part 312.

“Indebtedness” means, with respect to any Person, without duplication, as of the date of determination, (a) all obligations of such Person for borrowed money, including accrued and unpaid interest, and any prepayment fees or penalties; (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments; (c) all obligations of such Person issued or assumed as the deferred purchase price of property (including any potential future earn-out, purchase price adjustment, release of “holdback” or similar payment, but excluding trade accounts payable of such Person incurred in the ordinary course of business consistent with past practice); (d) all lease obligations of such Person that are required to be capitalized in accordance with GAAP on the books and records of such Person; (e) all Indebtedness of others secured by a Lien on property or assets owned or acquired by such Person, whether or not the Indebtedness secured thereby have been assumed; (f) all obligations of such Person under interest rate, currency or commodity derivatives or hedging transactions or similar arrangement (valued at the termination value thereof); (g) all letters of credit or performance bonds issued for the account of such Person, to the extent drawn upon and not reimbursed; and (h) all guarantees and keepwell arrangements of such Person of any Indebtedness of any other Person, other than a wholly owned Subsidiary of such Person.

“Intellectual Property Rights” means all worldwide intellectual property or industrial property rights created, arising under or recognized by any Laws or Governmental Entity, including (a) Patents; (b) Trademarks; (c) Copyrights; (d) Trade Secrets, and (e) all rights to sue and recover damages for past, present and future infringement, misappropriation, dilution or other violation of any of the foregoing.

“Intervening Event” means any material fact, event, circumstance or development or material change in circumstances with respect to the Company and the Company Subsidiaries taken as a whole that (a) was neither known to the Special Committee nor the Chief Executive Officer of the Company, nor reasonably foreseeable as of or prior to the Agreement Date; and (b) does not relate to (i) any Alternative Proposal; (ii) any events, changes or circumstances relating to Parent, Merger Sub or any of their Affiliates, including the announcement or pendency of this Agreement or the Transactions; or (iii) changes after the Agreement Date in the market price or trading volume of the Common Shares or the credit rating of the Company (it being understood that matters underlying the changes described in this clause (iii) may, to the extent not in contravention of the forgoing subclause (a), be deemed to constitute, or be taken into account, in determining whether there has been an Intervening Event).

“Investigator” means a Person (a) as defined in 21 C.F.R, 312.3(b) or (b) as defined under any similar definition under the Laws of other applicable jurisdictions, and in each case, includes all Persons identified as “Investigator,” “Principal Investigator,” “Sub-Investigator” or, a “Sponsor-Investigator.”

“IRB” means any national, central, local or regional institutional review board or ethics committee of any applicable jurisdiction designated to review, approve or monitor the conduct of clinical research, with the aim to protect the rights, welfare and safety of human subjects, including any such entity as described in 21 C.F.R. Part 56, or foreign equivalent of the foregoing.

“IRS” means the U.S. Internal Revenue Service.

“Judgment” means any order, decision, ruling, charge, writ, judgment, injunction, decree, stipulation, determination, award, settlement agreement, corporate integrity agreement, arbitration ruling, deferred prosecution agreement, subpoena, civil investigative demand, verdict, assessment or agreement issued, promulgated or entered by or with any Governmental Entity.

The “Knowledge” of any Person that is not an individual means, with respect to any matter in question, in the case of the Knowledge of the Company, the actual knowledge of the executive officers of the Company or Company Subsidiaries set forth on Schedule A, and, in the case of Parent and Merger Sub, the actual knowledge of the executive officers of Parent set forth on Schedule B.

“Law” means any national, supranational, EU, state, provincial, municipal or local statute, law, resolution, constitution, treaty, ordinance, code, regulation, statute, rule, notice, regulatory requirement, interpretation, agency guidance, Judgment, stipulation, determination, certification standard, accreditation standard, Permit, requirement or rule of law (including common law), code or edict issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity, including Health Care Laws.

“Leased Real Property” means each parcel of real property currently leased, subleased, or licensed by the Company or any Company Subsidiary.

“Liabilities” means any and all liabilities, obligations and Indebtedness, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or undeterminable, on- or off-balance sheet or required to be recorded on a balance sheet prepared in accordance with GAAP, including those arising under any Law, those arising under any Contract, or otherwise.

“Lien” means, with respect to any property or asset, any lien, pledge, hypothecation, claim, mortgage, security interest or encumbrance in respect of such property or asset.

“Made Available” means that the referenced documents or other information and materials were made available to Parent or its Representatives prior 8:00 a.m. Pacific Time on November 10, 2020 in (i) the electronic data room established for Parent’s due diligence in connection with the Transactions, or (ii) through electronic mail.

“Marketing Approval” means collectively, all approvals of an applicable Governmental Entity as necessary to allow for the marketing and sale of a product in the country concerned, including, as applicable, an approved BLA or NDA Approval.

“Merger Sub Board” means the Board of Directors of Merger Sub.

“Minority Shareholder Approval” means the approval of holders of a majority of the outstanding Common Shares that are not held by Parent or its Affiliates.

“NASDAQ” means the NASDAQ Global Market.

“NDA” means a new drug approval application as described in 21 C.F.R. Part 314.50, including all amendments and supplements to the application, submitted to the FDA under Section 505(b) of the FDCA (21 U.S.C. § 355b) for approval to commercialize a compound or product in the United States.

“NDA Approval” means written approval by the FDA of an NDA pursuant to 21 C.F.R. Part 314.105 and satisfaction of related applicable FDA requirements, if any, and any conditions of approval set forth in such writing.

“Non-U.S. Benefit Plan” means each Company Benefit Plan that covers current or former Service Providers who are located primarily outside of the United States.

“Out-bound License” means each Contract in or under or pursuant to which the Company or a Company Subsidiary has granted any license (exclusive, non-exclusive, or otherwise), covenant not to sue, covenant not to assert, covenant not to enforce, covenant not to enjoin, immunity from Liability or Action, option or other right to obtain any of the foregoing licenses, covenants, or immunities in or to or under any Company IP, in each case, other than (i) non-exclusive outbound licenses contained in clinical trial agreements, contract manufacturing agreements, non-disclosure agreements and material transfer agreements or (ii) licenses granted to customers, distributors, or contractors performing services on behalf of the Company or a Company Subsidiary, in each case of (i) and (ii), entered into in the ordinary course of business consistent with past practice.

“Owned IP” means all Intellectual Property Rights that are owned or purported to be owned by the Company or a Company Subsidiary.

“Parent Board” means the Board of Directors of Parent.

“Parent Material Adverse Effect” means any circumstance, occurrence, effect, change, event or development that, individually or taken together with other circumstances, occurrences, effects, changes, events or developments, would prevent or materially impair or materially delay the consummation of the Merger or the other Transactions by Parent or Merger Sub.

“Patents” means patents, utility models and other indicia of ownership of an invention or discovery of any type equivalents thereof, and all applications and pre-grant and post-grant forms of any of the foregoing, including provisionals, substitutions, divisionals, continuations, continuations-in-part, re-examinations, renewals, extensions, reissues, and equivalents thereof in any jurisdiction.

“Permit” means all permits, registrations, franchises, grants, authorizations (including marketing and testing authorizations), licenses, easements, variances, qualifications, consents, concessions, certificates, clearances, and approvals of any Governmental Entity, as well as any notifications given or filings made with a Governmental Entity, including all Regulatory Permits, each as amended or supplemented from time to time.

“Permitted Liens” means, collectively, (a) suppliers’, mechanics’, cashiers’, workers’, carriers’, workmen’s, legal hypothecs, repairmen’s, materialmen’s, warehousemen’s, construction and other similar Liens arising or incurred by operation of law or otherwise incurred in the ordinary course of business for amounts that (i) are not yet due and payable or that are being contested in good faith by appropriate proceedings and (ii) as to which appropriate reserves have been established in accordance with GAAP; (b) Liens for Taxes, utilities and other governmental charges that (i) are not due and payable or that are being contested in good faith by appropriate proceedings and (ii) as to which adequate reserves have been established in accordance with GAAP; (c) Liens imposed or promulgated by Law or any Governmental Entity, including securities laws, requirements and restrictions of zoning, permit, license, building and other applicable Laws and municipal bylaws, and development, site plan, subdivision or other agreements with municipalities that do not, individually or in the aggregate, materially interfere with the business of the Company and the Company Subsidiaries as currently conducted; (d) non-exclusive licenses in Intellectual Property Rights granted in the ordinary course of business; (e) statutory or other Liens of landlords that (i) are not yet due and payable or that are being contested in good faith by appropriate proceedings and (ii) as to which appropriate reserves have been established in accordance with GAAP; (f) deposits made in the ordinary course of business to secure payments of worker’s compensation, unemployment insurance or other types of social security benefits or the performance of bids, tenders, sales, contracts (other than for the repayment of borrowed money), public or statutory obligations, and surety, stay, appeal, customs or performance bonds, or similar obligations arising in each case in the ordinary course of business; (g) with respect to the Leased Real Property, easements, quasi-easements, licenses, covenants, rights-of-way, rights of re-entry or other similar restrictions, including any other agreements, conditions or restrictions that do not, individually or in the aggregate, materially impair the occupancy, current use or value of such Leased Real Property; and (h) Liens created by Parent, Merger Sub or any of their respective Affiliates.

“Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity, or other entity.

“Personal Data” means any information relating to an identified or identifiable natural person (‘data subject’); an identifiable natural person is one who can be identified, directly or indirectly, in particular by reference to an identifier such as a name, an identification number, location data, an online identifier or to one or more factors specific to the physical, physiological, genetic, mental, economic, cultural or social identity of that natural person. Without limiting the foregoing, Personal Data includes a natural person’s name, street address, telephone number, e-mail address, photograph, image, video recording, voice recording, video viewing history, geolocation information, online contact information, screen or user name, password, social security number, driver’s license number, passport number, credit card number, other customer or account number, or any other piece of information that allows the identification, contacting, locating, or tracking of a natural person or the electronic device or computer of a natural person (such as cookies, IP addresses, persistent identifiers, and processor or device serial numbers or unique identifiers), protected health information as defined by HIPAA, and personal information as defined by the Children’s Online Privacy Protection Act of 1998 and related rulemaking (including the January 17, 2013 final rule) and by the California Online Privacy Protection Act.

“Phase I Clinical Trial” means a clinical trial or investigation of a product or compound or other intervention in humans, the principal purpose of which is to make a preliminary determination of metabolism, pharmacokinetics, dose findings or safety in healthy individuals or patients, including those meeting the definition of 21 C.F.R. Part 312.21(a), or other applicable foreign Laws. Such definition will include any trial or investigation labeled as a “Phase 1a” or “Phase 1b” trial.

“Phase II Clinical Trial” means a clinical trial or investigation conducted mainly to test the effectiveness of a product or compound or other type of interventions for purposes of identifying the appropriate dose for a Phase III Clinical Trial for a particular indication or indications, including those meeting the definition of 21 C.F.R. Part 312.21(b), or other similar foreign Laws. or, if no further trials are required by the applicable Governmental Entity, a clinical trial or investigation otherwise in support of the issuance of a Marketing Approval. Such definition will include any trial or investigation labeled as a “Phase 2a” or “Phase 2b” trial.

“Phase III Clinical Trial” means a clinical trial or investigation designed to (a) prove that a product or compound or other type of intervention is safe and efficacious for its intended use; (b) define warnings, precautions and adverse reactions associated with the compound or product; and (c) otherwise support the issuance of a Marketing Approval, including those meeting the definition of 21 C.F.R. Part 312.21(c) or other similar foreign Laws.

“Phase IV Clinical Trial” means any post-marketing trial, investigation or study conducted or required to be conducted to obtain additional safety and/or efficacy information about a product or compound in the indication for which Marketing Approval was issued.

“PHSA” means the United States Public Health Services Act (42 U.S.C.§ 262 et seq.) and the regulations promulgated thereunder, including 21 C.F.R. Part 600-680.

“Privacy Laws” mean all Laws, and contractual and fiduciary obligations relating to privacy, security, transfer, marketing and protection of Personal Data applicable to the Company and the Company Subsidiaries, including the following: HIPAA, the California Consumer Privacy Act, Regulation (EU) 2016/679 (General Data Protection Regulation), as amended, including any national implementing legislation and the equivalent laws of Switzerland, the E-Privacy Directive (i.e., Directive 2002/58/EC concerning the processing of personal data and the protection of privacy in the electronic communications sector), the Gramm-Leach-Bliley Act of 1999; the Fair Credit Reporting Act of 1970 (“FCRA”); the Fair and Accurate Credit Transactions Act of 2003; the Identity Theft Red Flag Rules; the Electronic Communications Privacy Act of 1986; the Telephone Consumer Protection Act of 1991; the Controlling Assault of Non-Solicited Pornography and Marketing Act of 2003; Section 5 of the Federal Trade Commission Act of 1914; all applicable data export control Laws; all applicable state privacy, security, data protection and destruction, mini-FCRA, and data breach notification statutes and regulations; all equivalent, comparable, or applicable state privacy, security and data breach notification Laws, and the requirements and guidance set forth in regulations, guidelines and agreements containing consent orders published by United States regulatory authorities, and applicable European Union data protection authorities; and the privacy policies of Company and the Company Subsidiaries and consents and authorizations for the use of Personal Data.

“Product Candidate” means each biological and drug candidate, compound or other device or product being developed, labeled, manufactured, marketed, sold and/or distributed by the Company or a Company Subsidiary, or regarding which the Company or a Company has rights, and including any such biological and drug candidate, compound or product that has received Marketing Approval.

“Registered IP” means all Patents, Trademarks and Copyrights that are registered or issued under the authority of any Governmental Entity, and all applications for any of the foregoing.

“Regulatory Documentation” means, in any medium including audio, visual, print, magnetic, or electronic, all (a) documentation comprising the Regulatory Permits; (b) dossiers, reports, supplements, records, data and other materials, submissions or correspondence filed with or received from the FDA or other Governmental Entity relating to the Regulatory Permits or application or submission for obtaining a Regulatory Permit; (c) reports, supplements, records, data and other materials and correspondence related to the Product Candidates, including minutes and official contact reports relating to any communications with any Governmental Entity, and relevant supporting documents with respect thereto, including all draft and final advertising and promotion documents submitted to FDA or another Governmental Entity for comment, adverse event files and complaint files, pharmacovigilance records and studies and any other information relevant to the assessment of product safety; (d) clinical data, results (including all tables, listings and graphs) and reports, case report forms, and other materials or correspondence filed with or received from Governmental Entities to the extent relating to any Clinical Trial related to a Product Candidate; (e) internal and external inspection or audit reports; and (f) other data (including clinical and pre-clinical data) contained or relied upon in any of the foregoing, in each case ((a), (b), (c), (d), (e) and (f)), to the extent in the possession or control of the Company or Company Subsidiaries.

“Regulatory Permit” means any Permit required for the development, manufacturing or marketing of a product under applicable Health Care Laws, including, where required, pricing and reimbursement approvals and including (a) Clinical Trial Authorizations and (b) Marketing Approvals.

“Regulatory Transfer Approvals” means all approvals of a Governmental Entity, including letters required under 21 C.F.R. Part 314.72, as required for the transfer of a Regulatory Permit from one party to another.

“Representatives” of a Person means its officers, directors, managers, employees, accountants, consultants, legal counsel, financial advisors, and agents and other representatives acting on its behalf.

“Sanctioned Country” means a country or territory that is, at the time of the specific conduct at issue, the subject of country-wide or territory-wide Sanctions (currently, Crimea, Cuba, Iran, North Korea and Syria).

“Sanctioned Person” means any Person that is: (a) named in any Sanctions list maintained by (i) the United States, (ii) the United Nations, (iii) the European Union, (iv) the United Kingdom, (v) the Swiss Confederation, or (vi) Japan; (b) a government of a Sanctioned Country, (c) an agency or instrumentality of, or any entity directly or indirectly controlled by, a government of a Sanctioned Country; or (c) otherwise the subject of Sanctions.

“Sanctions” means the trade sanctions laws, regulations, embargoes or restrictive measures administered, enacted or enforced by (a) the United States; (b) the United Nations; (c) the European Union; (d) the United Kingdom; (v) the Swiss Confederation; or (vi) Japan, and the respective governmental institutions and agencies of any of the foregoing, including the Office of Foreign Assets Control of the U.S. Department of the Treasury and the U.S. Departments of State and Commerce and including the OFAC list of “Specially Designated Nationals and Blocked Persons; the Bureau of Industry and Security of the United States Department of Commerce “Denied Persons List,” “Entity List” or “Unverified List;” the Office of Defense Trade Controls of the United States Department of State “List of Debarred Parties”; and the United Nations Security Council Counter-Terrorism Committee “Consolidated List.”

“SARs” means James Robinson’s right to receive the appreciation on Common Shares granted under the Company Share Plan granted on March 23, 2020 pursuant to a grant notice and agreement.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Service Provider” means, at any time, any director, officer, employee, consultant or individual independent contractor of the Company or any of the Company Subsidiaries.

“Special Committee” means the special committee of the Company Board consisting solely of directors independent of Parent, its Affiliates, the Company and the Company Subsidiaries formed in connection with the Transactions.

“Sponsor” means a Person as defined under (a) 21 C.F.R. Part 312.3(b), or (b) the Laws of other applicable jurisdictions, in each case, including any Person serving as a local sponsor required under the Laws of a particular jurisdiction.

“Statutory Merger Agreement” means the Statutory Merger Agreement, in the form attached hereto as Exhibit A, to be executed and delivered by the Company, Parent and Merger Sub under the Bermuda Companies Act as provided by the terms hereof.

“Subsidiary” with respect to any entity, means that such entity is a “Subsidiary” of another Person if (a) such other Person directly or indirectly owns, beneficially or of record (i) an amount of voting securities or other interests in such entity, or a Contractual or similar right, that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body or (ii) at least a majority of the outstanding equity interests of such entity, (b) such other Person is a managing or controlling member or general partner of such entity or (c) such other Person holds the power, or is otherwise contractually entitled, to direct and control such entity.

“Superior Proposal” means any bona fide written proposal or offer made by a third party or Group pursuant to which such third party or Group would acquire, directly or indirectly, more than 50% of the Common Shares or assets of the Company and the Company Subsidiaries, taken as a whole; (a) on terms that the Special Committee determines in good faith (after consultation with outside counsel and its financial advisor) to be more favorable from a financial point of view to the holders of Common Shares (other than Parent and its Affiliates) than the Merger, taking into account all the terms and conditions of such proposal and this Agreement (including any changes proposed by Parent to the terms of this Agreement), (b) the conditions to the consummation of which are reasonably capable of being satisfied, taking into account all financial, regulatory, legal and other aspects of such proposal, and (c) for which financing, if a cash transaction (whether in whole or in part), is then fully committed by reputable financing sources or reasonably determined by the Special Committee to be readily available.

“Tax Returns” means any return, declaration, report, estimate, election, claim for refund or information return or other statement or form relating to, filed or required to be filed with any taxing Governmental Entity with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” means (a) any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, escheat, unclaimed property, real property, personal property, sales, use, transfer, registration, ad valorem, value added, branded pharmaceutical fee, alternative or add-on minimum or estimated tax, charge, duty, fee, levy, impost or other tax or assessment of any kind whatsoever imposed by a Governmental Entity, including any interest, penalty, or addition thereto, whether disputed or not; (b) any Liability for the payment of amounts described in (a) as a result of being a member of an affiliated, consolidated, combined, unitary, aggregate or similar group for any taxable period; or (c) any Liability for the payment of any amounts of the type described in (a) or (b) as a result of being a transferee or successor of any Person or by Contract (other than pursuant to customary provisions of contractual agreements entered into in the ordinary course of business the principal subject of which does not relate to taxes), indemnity or otherwise.

“Third Party IP Contracts” means each Contract (other than any In-bound License for the license of commercially available off-the-shelf software, and other than licenses in clinical trial agreements, employee agreements, non-disclosure agreements or material transfer agreements entered into in the ordinary course of business consistent with past practice), pursuant to which the Company or a Company Subsidiary has any option or claim to any ownership, license, or other right in or to any Intellectual Property Right of any third party.

“Third Party IP” means all Intellectual Property Rights used or held for use by the Company or a Company Subsidiary in the operation of its business as currently conducted or, with respect to the products currently under development, as proposed to be conducted, that are not Owned IP.

“Trade Secrets” means proprietary information, whether or not patentable, including inventions, discoveries, prototypes, results, data (including clinical data, pre-clinical data, and post-clinical data), databases, analyses, development tools, information (including scientific, technical, or regulatory information), compilations, processes, methods, algorithms, compositions, formulae, designs, drawings, tolerances, comparisons, specifications, techniques, and know-how and other forms of technology (whether or not embodied in any tangible form and including all tangible embodiments of the foregoing, such as instruction manuals, laboratory notebooks, prototypes, samples, studies and summaries).

“Trademarks” means trademarks, service marks, trade names, service names, brand names, trade dress, logos, Internet domain names, corporate and other business names, and other like source or business identifiers, together with the goodwill associated with any of the foregoing and all registrations and applications for registration thereof.

“Transactions” means the transactions contemplated by this Agreement and the Statutory Merger Agreement, including the Merger.

“Treasury Regulations” means the United States Treasury regulations issued pursuant to the Code.

“Unexpected Adverse Event” means each of the following (a) an adverse drug experience that is not (i) consistent with the applicable product information (e.g., the Investigator brochure), (ii) listed at the specificity or severity that has been observed, or (iii) consistent with the risk information in the general investigational plan; (b) any other unanticipated problem associated with a Product Candidate that relates to the rights, safety, or welfare of subjects participating in a Clinical Trial; (c) an “unexpected adverse event or unexpected suspected adverse reaction,” as defined 21 C.F.R. Part 312.32(a); and (d) an “unexpected adverse reaction,” as defined in Article 2(p) of EU Directive 2001/20/EC.

Section 9.04 Interpretation.

(a) When a reference is made in this Agreement to an Article, a Section or an Exhibit, such reference will be to an Article, a Section or an Exhibit of or to this Agreement unless otherwise indicated. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. Any capitalized term used in any Exhibit but not otherwise defined therein has the meaning assigned to such term in this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” will mean the degree to which a subject or other thing extends, and such phrase will not mean simply “if.” The following general rules apply: the singular number will include the plural, and vice versa; the masculine gender will include the feminine and neuter genders; the feminine gender will include the masculine and neuter genders; and the neuter gender will include the masculine and feminine genders. Any Law defined or referred to herein or in any agreement or instrument that is referred to herein will include any modification, amendment or re-enactment thereof, and any Law substituted therefore, in each case as of the time of inquiry, representation, or covenant and all rules, regulations and statutory instruments issued or related to such Law. Any reference to a Governmental Entity will be also deemed to refer to any successor thereto unless the context requires otherwise. A reference to any agreement (including this Agreement), or Contract is, unless otherwise specified, to the agreement, Contract as amended, modified, supplemented or replaced at the time of inquiry, representation or covenant. Neither the specification of any dollar amount in this Agreement nor the inclusion of any specific item in the Schedules or Exhibits is intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and no Party will use the fact of setting of such amounts or the fact of the inclusion of such item in the Schedules or Exhibits in any dispute or controversy between or among the Parties as to whether any obligation, item or matter is or is not material for purposes of this Agreement. No prior draft of this Agreement nor any course of performance or course of dealing will be used in the interpretation or construction of this Agreement. Although the same or similar subject matters may be addressed in different provisions of this Agreement, the Parties intend that, except as reasonably apparent on the face of the Agreement or as expressly provided in this Agreement, each such provision will be read separately, be given independent significance and not be construed as limiting any other provision of this Agreement (whether or not more general or more specific in scope, substance or content). References herein to a Person are also to its successors and permitted assigns. Unless otherwise specifically indicated, all references to “$” will be deemed references to the lawful money of the United States of America.

(b) Each Party represents and agrees with each other that it has been represented by or had the opportunity to be represented by, independent counsel of its own choosing, and that it has had the full right and opportunity to consult with its respective attorney(s), that to the extent, if any, that it desired, it availed itself of this right and opportunity, that it or its authorized officers (as the case may be) have carefully read and fully understand this Agreement in its entirety and have had it fully explained to them by such Party’s respective counsel, and that it or its authorized officer (as the case may be) is competent to execute this Agreement and has executed this Agreement free from coercion, duress or undue influence. The Parties have participated jointly in the negotiation and drafting of this Agreement in connection with the Transactions, with the opportunity to seek advice as to their legal rights from such counsel. In the event an ambiguity or question of intent or interpretation arises, this Agreement is to be construed as jointly drafted by the Parties hereto and no presumption or burden of proof is to arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement or by reason of the extent to which any such provision is inconsistent with any prior draft hereof.

Section 9.05 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy (a) such term or other provision will be fully separable; (b) this Agreement will be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof; and (c) all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as either the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party or such Party waives its rights under this Section 9.05 with respect thereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

Section 9.06 Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Section 9.07 Entire Agreement; No Third-Party Beneficiaries. This Agreement, taken together with the Company Disclosure Letter, the Confidentiality Agreement and the Voting Agreement (a) constitute the entire agreement, and supersedes all prior agreements and understandings, both written and oral, between the Parties with respect to the Merger and the other Transactions; and (b) except for Section 2.04 and Section 6.04, this Agreement is not intended to confer upon any Person other than the Parties any rights or remedies.

Section 9.08 GOVERNING LAW. THIS AGREEMENT, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE AND ANY ACTION OR COUNTERCLAIM (WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS OR THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF, WILL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER ANY APPLICABLE PRINCIPLES OF CHOICE OR CONFLICTS OF LAWS OF THE STATE OF DELAWARE, EXCEPT TO THE EXTENT THE PROVISIONS OF THE LAWS OF BERMUDA ARE MANDATORILY APPLICABLE TO THE MERGER.

Section 9.09 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement will be assigned, in whole or in part, by operation of Law or otherwise by any of the Parties without the prior written consent of the other Parties; provided that the rights, interests and obligations of Merger Sub may be assigned to another direct or indirect wholly owned Subsidiary of Parent, but no such assignment will relieve Merger Sub of any of its obligations under this Agreement. Any purported assignment without such consent will be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective successors and assigns.

Section 9.10 Specific Enforcement; Jurisdiction; Venue. The Parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the Parties will be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement, including the right of a Party to cause the other Parties to consummate the Merger and the other Transactions. It is agreed that the Parties are entitled to enforce specifically the performance of terms and provisions of this Agreement in any court referred to below, without proof of actual damages (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The Parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law, or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach. In the event any Party brings any Action to enforce specifically the performance of the terms and provisions of this Agreement prior to the Closing, the End Date will automatically be extended by (i) the amount of time during which such Action is pending (including any appeals therefrom), plus 20 Business Days, or (ii) such other time period established by the court presiding over such Action. In addition, each of the Parties irrevocably agrees that any Action arising out of or relating to this Agreement brought by (x) Sumitomo, Parent, Merger Sub or their respective Affiliates against the Company or its Affiliates or (y) by the Company or any of its Subsidiaries against Sumitomo, Parent, Merger Sub or their respective Affiliates, in any such case, will be brought and determined in the Court of Chancery of the State of Delaware; provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such Action may be brought in any federal court located in the State of Delaware or any other Delaware state court, in each case, except to the extent that any such Action mandatorily must be brought in Bermuda. Each of the Parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such Action arising out of or relating to this Agreement and the Transactions. Each of the Parties agrees not to commence any Action relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree, or award rendered by any such court in Delaware as described herein. Each of the Parties further agrees that notice as provided herein will constitute sufficient service of process and the Parties further waive any argument that such service is insufficient. Each of the Parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the Transactions (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason; (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise); and (c) that (i) the Action in any such court is brought in an inconvenient forum, (ii) the venue of such Action is improper, or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 9.11 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION ARISING OUT OF THIS AGREEMENT, THE MERGER OR ANY OF THE OTHER TRANSACTIONS. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.11.

Section 9.12 Disclosure Letter and Previously Filed Company SEC Document References.

(a) The Parties agree that any reference in a particular Section of the Company Disclosure Letter will only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the Company that are contained in the corresponding Section of this Agreement and (ii) any other representations and warranties of the Company that are contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such other representations and warranties would be reasonably apparent to a reasonable person who has read that reference and such representations and warranties without any independent knowledge on the part of the reader regarding the matter(s) so disclosed.

(b) The Parties agree that any information contained in any part of any Previously Filed Company SEC Document described in the first sentence of Article III will only be deemed to be an exception to (or a disclosure for purposes of) the representations and warranties of the Company if the relevance of that information as an exception to (or a disclosure for purposes of) such representations and warranties would be reasonably apparent to a reasonable person who has read that information concurrently with such representations and warranties, together with the Company Disclosure Letter, without any independent knowledge on the part of the reader regarding the matter(s) so disclosed; in each case, excluding any disclosures set forth in any “risk factors” section, any disclosures in any “forward-looking statements” section and any other disclosures to the extent they are cautionary, predictive or forward-looking in nature, and excluding any information incorporated by reference or exhibits attached to any of the foregoing.

Section 9.13 Guaranty.

(a) To induce the Company to enter into this Agreement, Sumitomo, intending to be legally bound, hereby absolutely, irrevocably and unconditionally guarantees, as primary obligor and not merely as surety, to the Company the due and punctual payment of all amounts payable from Parent or Merger Sub under this Agreement, in each case as and when due (collectively, the “Guaranteed Obligations”), whether now or hereafter made, incurred or created, whether absolute or contingent, liquidated or unliquidated, and however arising under this Agreement. This guarantee may not be revoked or terminated and will remain in full force and effect without interruption and will be binding on Sumitomo and its successors and assigns until the Guaranteed Obligations have been satisfied in full.

(b) Sumitomo promises and undertakes to make all payments hereunder without deduction or offset for any defense, claim, or counterclaim of Sumitomo of any kind.

(c) The guarantee set forth in Section 9.13(a) (the “Guarantee”) is an absolute, unconditional, and continuing guarantee of the full and punctual payment by Parent and Merger Sub of the Guaranteed Obligations and not of collection and is binding upon Sumitomo and its successors and assigns, and Sumitomo irrevocably waives any right to revoke the guarantee set forth in this Section 9.13 as to future transactions giving rise to any Guaranteed Obligations. Should Parent or Merger Sub default in the payment of any of the Guaranteed Obligations, Sumitomo’s obligations hereunder will become immediately due and payable in immediately available funds to the Company or, to the extent such obligations become due and payable after the Effective Time, to the former holders of Certificates, Book-Entry Shares, Company Share Awards, or to the Indemnified Persons. Claims hereunder may be made on one or more occasions.

(d) Sumitomo agrees that the Guaranteed Obligations will not be released or discharged, in whole or in part, or otherwise affected or impaired by (i) the failure or delay on the part of the Company to assert any claim or demand or to enforce any right or remedy against Parent or Merger Sub, except to the extent Parent or Merger Sub successfully asserts rights as a result of such failure or delay that are not the subject to subclause (iv) of this Section 9.13(d); (ii) any renewal, extension, acceleration or other change in the time, place or manner of payment of the Guaranteed Obligations or rescission, waiver, compromise, consolidation, subordination or other waiver, amendment or modification of any of the terms or provisions of this Agreement made in accordance with the terms of this Agreement; (iii) any change in the corporate existence, structure or ownership of Parent or Merger Sub; (iv) any insolvency, bankruptcy, reorganization or other similar proceeding affecting Parent or Merger Sub or their assets; (v) any request or acceptance of other guaranties of the Guaranteed Obligations or the taking or holding of security for the payment of the Guaranteed Obligations; (vi) the enforcement or application of any security now or hereafter held in respect of the Guaranteed Obligations; (vii) the exercise of other rights or remedies available to the Company or the other beneficiaries, or any of them, under this Agreement, at law or in equity, except to the extent Parent or Merger Sub successfully asserts rights as a result of such exercise that are not the subject to subclause (iv) of this Section 9.13(d); and (viii) any other act or thing or omission, or delay to do any other act or thing, which may or might in any manner or to any extent vary the risk of Sumitomo as an obligor in respect of the Guaranteed Obligations (in all cases other than payment in full of the Guaranteed Obligations, any insolvency, bankruptcy, reorganization or other similar proceeding affecting Sumitomo or its assets, and defenses to the payment of the Guaranteed Obligations that are available to Parent or Merger Sub under this Agreement that are not the subject to subclause (iv) of this Section 9.13(d)). Sumitomo waives promptness, diligence, notice of the acceptance of the Guarantee and of the Guaranteed Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of the Guaranteed Obligations incurred and all other notices of any kind, all defenses which may be available by virtue of any valuation, stay, statute of limitations, moratorium Law or other similar Law now or hereafter in effect, any right to require the marshalling of assets of Parent or Merger Sub or any other Person interested in the Transactions, any right to require the Company to proceed against Parent or Merger Sub or any other Person, any right to require the Company to proceed against or exhaust any security or pursue any other remedy, any defense arising by reason of the incapacity, lack of authority or any disability or other defense of Parent or Merger Sub and all suretyship defenses generally (in all cases other than fraud by the Company, payment in full of the Guaranteed Obligations, any principles or provisions of law, statutory or otherwise, that are or might be in conflict with the terms of the guarantee set forth in this Section 9.13, any legal or equitable discharge of Sumitomo’s obligations hereunder and defenses to the payment of the Guaranteed Obligations that are available to Parent or Merger Sub under this Agreement). Sumitomo acknowledges that it has received and will receive substantial direct and indirect benefits from the Transactions and that the waivers set forth in this Section 9.13 are knowingly made in contemplation of such benefits.

(e) No failure on the part of the Company to exercise, and no delay in exercising, any right, remedy or power pursuant to this Section 9.13 will operate as a waiver thereof, nor will any single or partial exercise by the Company of any right, remedy or power pursuant to this Section 9.13 preclude any other or future exercise of any right, remedy or power pursuant to this Section 9.13. Each and every right, remedy and power granted to the Company pursuant to this Section 9.13 or allowed it by Law or agreement with respect to this Section 9.13 will be cumulative and not exclusive of any other, and may be exercised by the Company at any time or from time to time. The Company will not have any obligation to proceed at any time or in any manner against, exhaust any or all of the Company’s rights against Parent or Merger Sub prior to proceeding against Sumitomo hereunder or resort to any security or other means of collecting payment. This Guarantee may only be amended by a writing signed and delivered by Sumitomo and the Company. Sumitomo agrees that Section 9.02, Section 9.08 and Section 9.10 apply to Sumitomo solely with respect to this Section 9.13.

(f) Sumitomo hereby represents and warrants to the Company and covenants that: (i) the execution, delivery and performance of this Agreement has been duly authorized by all necessary action, and no other proceedings on the part of Sumitomo or its stockholders are necessary to authorize this Agreement, and do not contravene any provision of Sumitomo’s organizational documents or any Law or contractual restriction binding on Sumitomo or its assets; (ii) this Agreement constitutes a legal, valid and binding obligation of Sumitomo enforceable against Sumitomo in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in an Action at law or in equity), and (iii) Sumitomo will not issue any press release or other communication in contravention of Section 6.07.

(g) In the event that all or any portion of the Guaranteed Obligations is paid by Parent or Merger Sub, the obligations of Sumitomo hereunder will be reinstated in the event that all or any part of such payment(s) is rescinded or recovered directly or indirectly from the Company or any other beneficiary as a preference, fraudulent transfer or otherwise, and any such payments that are so rescinded or recovered shall constitute Guaranteed Obligations.

(h) Nothing in this Section 9.13 will waive any defenses, counterclaims, or rights of setoff that Parent or Merger Sub may have under this Agreement or applicable Law.

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IN WITNESS WHEREOF, the Company, Parent, and Merger Sub have duly executed this Agreement, all as of the date first written above.

UROVANT SCIENCES LTD.

By:	/s/ James Robinson
Name: James Robinson
Title: Principal Executive Officer

IN WITNESS WHEREOF, the Company, Parent, and Merger Sub have duly executed this Agreement, all as of the date first written above.

SUMITOVANT BIOPHARMA LTD.

By:	/s/ Marianne L. Romeo
Name: Marianne L. Romeo
Title: Head, Global Transactions & Risk Management

IN WITNESS WHEREOF, the Company, Parent, and Merger Sub have duly executed this Agreement, all as of the date first written above.

TITAN LTD.

By:	/s/ Marianne L. Romeo
Name: Marianne L. Romeo
Title: Head, Global Transactions & Risk Management

Solely for purposes of Section 9.13 and the provisions of Article IX related thereto:

SUMITOMO DAINIPPON PHARMA CO., LTD.

By:	/s/ Hiroshi Nomura
Name: Hiroshi Nomura
Title: Representative Director, President and CEO

INDEX OF DEFINED TERMS

Aggregate Merger Consideration	Section 2.02(a)

Agreement	Preamble

Agreement Date	Preamble

Appraisal Withdrawal	Section 2.03(b)

Appraised Fair Value	Section 2.03(a)

Bermuda Companies Act	Section 1.01

Book-Entry Shares	Section 2.01(c)

Capitalization Time	Section 3.03(a)

Certificate	Section 2.01(c)

Certificate of Merger	Section 1.03

Closing	Section 1.02

Closing Date	Section 1.02

COBRA	Section 3.15(e)

Common Shares	Section 2.01

Company	Preamble

Company 401(k) Plan	Section 6.08(b)

Company Bye-laws	Section 3.01

Company Disclosure Documents	Section 3.08(a)

Company Disclosure Letter	Article III

Company Employee	Section 6.08(a)

Company Equity Related Obligation	Section 3.03(b)

Company Indemnified Parties	Section 6.04(a)

Company Memorandum of Association	Section 3.01

Company Recommendation	Section 6.01(e)

Company SEC Documents	Section 3.06(a)

Company Shareholders Meeting	Section 3.04(b)

Confidentiality Agreement	Section 6.02

Costs and Expenses	Section 8.03(b)

Dissenting Shares	Section 2.03(a)

Effective Time	Section 1.03

End Date	Section 8.01(b)(i)

Excluded Contract	Section 3.17(b)

Excluded Share	Section 2.01(a)

Index - 1

Fairness Opinion	Section 3.22

FDA Fraud Policy	Section 3.10(f)

Filed Company Contract	Section 3.17(a)

Previously Filed Company SEC Documents	Article III

Inquiry	Section 5.03(a)

Interest	Section 8.03(b)

IRA	Section 4.09

Lazard	Section 3.22

Legal Restraints	Section 7.01(b)

Letter of Transmittal	Section 2.02(b)

Material Contract	Section 3.17(b)

Maximum Amount	Section 6.04(b)

Merger	Section 1.01

Merger Application	Section 1.03

Merger Sub	Preamble

Merger Sub Common Shares	Section 2.01

Notice Period	Section 5.03(d)(i)

Offering Period	Section 2.04(g)

Option Consideration	Section 2.04(a)

Parent	Preamble

Parent Owned Share	Section 2.01(b)

Parties	Preamble

Party	Preamble

Paying Agent	Section 2.02(a)

Payment Fund	Section 2.02(a)

Per Share Merger Consideration	Section 2.01(c)

Previously Filed Company SEC Documents	Article III

Proxy Statement	Section 6.01(a)

Real Estate Leases	Section 3.17(b)(iv)

Registrar	Section 1.03

Restricted Company Share Award Consideration	Section 2.04(c)

Safety Notices	Section 3.10(k)

SAR Consideration	Section 2.04(b)

Schedule 13E-3	Section 6.01(b)

Index - 2

Security Incident	Section 3.20(b)

Sumitomo	Recitals

Surviving Company	Section 1.01

Termination Fee	Section 8.03(a)

Voting and Support Agreement	Recitals

WARN Act	Section 3.16(i)

Index - 3

Schedule A

Knowledge of Company

1. Chief Executive Officer

2. Chief Medical Officer

3. SVP, Business Development & Chief Financial Officer

4. Chief Human Resources Officer

5. General Counsel

Schedule B

Knowledge of Parent and Merger Sub

1. Chief Executive Officer

2. Chief Medical Officer

3. Executive Vice President, Finance & Corporate Strategy

4. Head of Human Resources

5. Head of Legal and Compliance

Exhibit A

STATUTORY MERGER AGREEMENT

THIS AGREEMENT is made the [date] (this “Agreement”)

B E T W E E N:

1.	Urovant Sciences Ltd., a Bermuda exempted company having its registered office at [ ], Hamilton HM 11, Bermuda (the “Company”);

2.	Titan Ltd., a Bermuda exempted company having its registered office at [ ], Hamilton HM11, Bermuda, Bermuda (“Merger Sub”); and

3.	Sumitovant Biopharma Ltd., a Bermuda exempted company having its registered office at [ ], Hamilton HM 11, Bermuda (“Parent”).

BACKGROUND:

(A)	Merger Sub is a wholly-owned subsidiary of Parent;

(B)

Parent, Merger Sub and the Company have agreed that the Company will merge with and into Merger Sub (the “Merger”) with the Company continuing as the surviving company, in accordance with the provisions of the Companies Act 1981 of Bermuda, as amended (the “Companies Act”); and

(C)	This Agreement is the statutory merger agreement referred to in the Agreement and Plan of Merger among Parent, Merger Sub and the Company (the “Plan of Merger”).

NOW IT IS HEREBY AGREED as follows:

1.

At the effective time of the Merger (the “Effective Time”), Merger Sub will be merged with and into the Company, with the Company continuing as the surviving company in the Merger (the “Surviving Company”).

2.	The Surviving Company will continue to be a Bermuda exempted company under the conditions of this Agreement and the Plan of Merger.

3.	The Merger shall be conditional on the satisfaction on or before the Effective Time of each of the conditions to the Merger identified in the Plan of Merger.

4.	The Merger shall become effective at the time and date shown on the Certificate of Merger issued by the Registrar of Companies in Bermuda.

5.

The memorandum of association of Merger Sub as in effect immediately prior to the Effective Time will, at the Effective Time, by virtue of the Merger and without any further action, become the memorandum of association of the Surviving Company until thereafter changed or amended as provided therein or by applicable law, except that references to the name of Merger Sub will be replaced by references to “Urovant Sciences, Ltd.”

6.

The bye-laws of Merger Sub as in effect immediately prior to the Effective Time will, at the Effective Time, by virtue of the Merger and without any further action, become the bye-laws of the Surviving Company until thereafter changed or amended as provided therein or by applicable law, except that references to the name of Merger Sub will be replaced by references to “Urovant Sciences, Ltd.”

7.

The directors of Merger Sub immediately prior to the Effective Time, whose names and addresses are set out below, shall be the Board of Directors of the Surviving Company until their successors are elected or appointed or until the earlier of their death, resignation or removal in accordance with the bye-laws of the Surviving Company and applicable laws:

Myrtle Potter

Yuichiro Haruyama

8.

At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or any holder of any of the common shares, par value $0.000037453 per share of the Company (the “Common Shares”) or any of the common shares, par value $0.000037453 per share, of Merger Sub (the “Merger Sub Common Shares”):

a.

Each Common Share owned by the Company as a treasury share and each Common Share owned directly by any direct or indirect wholly owned Subsidiary of the Company, in each case as of immediately prior to the Effective Time (each an “Excluded Share”) will be cancelled, be no longer outstanding, and will automatically cease to exist, and no consideration will be delivered in exchange therefor.

b.

Each Common Share that is owned directly by Parent as of immediately prior to the Effective Time (each a “Parent Owned Share”) will remain outstanding and will constitute a common share of the Surviving Company. Each Merger Sub Common Share issued and outstanding immediately prior to the Effective Time will remain outstanding and will constitute a common share of the Surviving Company.

d.

Each Common Share issued and outstanding immediately prior to the Effective Time (other than (i) Excluded Shares and (ii) Parent Owned Shares), will be cancelled. When so cancelled, all such Common Shares will no longer be outstanding, and will automatically cease to exist, and, each holder of a certificate that immediately prior to the Effective Time represented any such Common Shares and each holder of evidence in book-entry form that immediately prior to the Effective Time represented any such Common Shares, will cease to have any rights with respect thereto, except the right to receive $16.25 in cash, without interest, in respect of each such Common Share (subject to any additional rights provided to dissenting shareholders under the Bermuda Companies Act).

9.

Effective as of immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, any holder of a Company Share Award or any other person or entity, the Company Share Awards then outstanding will be treated as follows:

a.

Each then-outstanding and unexercised Company Option (whether vested or unvested) and SAR (whether vested or unvested) will be cancelled and the holder thereof will have the right to receive an amount (subject to any applicable withholding tax) in cash, without interest, equal to the product of (i) the excess, if any, of the Per Share Merger Consideration over the applicable exercise price per Common Share of such Company Option or over the applicable strike price per

Common Share of such SAR, multiplied by (ii) the total number of Common Shares subject to such Company Option or SAR, it being understood that, each unexercised Company Option and SAR, whether vested or unvested, with an exercise price or strike price equal to or greater than the Per Share Merger Consideration will be cancelled immediately prior to the Effective Time without consideration therefor.

b.

Each then-outstanding Company RSU and Company Restricted Share (whether vested or unvested) that has not been settled in Common Shares will be cancelled and the holder thereof will have the right to receive a single lump sum cash payment, without interest, equal to the (i) Per Share Merger Consideration, less (ii) any applicable withholding for taxes.

c.

Notwithstanding anything herein to the contrary, (i) with respect to any Company Share Award that constitutes nonqualified deferred compensation subject to Section 409A of the United States Internal Revenue Code of 1986, as amended (the “Code”), and that the Company determines prior to the Effective Time is not eligible to be cancelled in accordance with Treasury Regulation Section 1.409A-3(j)(4)(ix)(B), such payment will be made at the earliest time permitted under the applicable Company Share Award that will not trigger a tax or penalty under Section 409A of the Code and (ii) in the event of any Company Share Award subject to Section 409A of the Code, the payment of the amount of cash with respect thereto shall be delayed and paid in accordance with the timing requirements of the definitive grant agreement related to such award, to the extent necessary to comply with Section 409A of the Code.

d.

For purposes of this Clause 9: (i) “Company Option” means an option to purchase Common Shares granted under the Company Share Plan; (ii) “Company Restricted Share” means a Common Share granted under the Company Share Plan that is subject to a restriction on transfer that lapses at the end of a specified period or periods; (iii) “Company RSU” means a time-based restricted share unit granted under the Company Share Plan; (iv) “Company Share Award” means each Company Option, Company Restricted Share, Company RSU, SAR, and any other award granted under the Company Share Plan that may be settled in Common Shares or is tied to the value of a Common Share; (v) “Company Share Plan” means the Company’s 2017 Equity Incentive Plan, as amended and restated; and (vi) “SAR” means James Robinson’s right to receive appreciation on Common Shares granted under the Company Share Plan granted on March 23, 2020 pursuant to a grant notice and agreement.

10.

This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties. Any agreement on the part of a Party to a waiver of any of its rights under this Agreement will be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.

11.

Neither this Agreement nor any of the rights, interests or obligations under this Agreement will be assigned, in whole or in part, by operation of law or otherwise by any of the Parties without the prior written consent of the other Parties; provided that the rights, interests and obligations of Merger Sub may be assigned to another direct or indirect wholly owned subsidiary of Parent, but no such assignment will relieve Merger Sub of any of its obligations under this Agreement. Any purported assignment without such consent will be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective successors and assigns.

12.

This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes.

13.

The terms and conditions of this Agreement and the rights of the parties hereunder will be governed by and construed in all respects in accordance with the laws of Bermuda. The parties to this agreement hereby irrevocably agree that the courts of Bermuda shall have non-exclusive jurisdiction in respect of any dispute, suite, action arbitration or proceedings (“Proceedings”) which may arise out of or in connection with this Agreement and waive any objection to Proceedings in courts of Bermuda on the grounds of venue or on the basis that the Proceedings have been brought in an inconvenient forum.

[Signature page follows]

IN WITNESS WHEREOF the Parties have executed this Agreement the day and year first above written.

UROVANT SCIENCES LTD.

By
Name
Title

TITAN, LTD.

By
Name
Title

SUMITOVANT BIOPHARMA LTD.

By
Name
Title